SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

65-228 Hangangno 3-ga, Yongsan-gu, Seoul 140-716, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

QUARTERLY REPORT

(From January 1, 2011 to September 30, 2011)

THIS IS A TRANSLATION OF THE QUARTERLY REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED AND CERTAIN NUMBERS WERE ROUNDED FOR THE CONVENIENCE OF READERS.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH KOREAN INTERNATIONAL FINANCIAL REPORTING STANDARDS, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES IN THIS DOCUMENT.

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Attachment: 1. Financial Statements in accordance with K-IFRS

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1.	Company

A.	Name and contact information

The name of our company is “EL-GI DISPLAY CHUSIK HOESA,” which shall be “LG Display Co., Ltd.” in English.

Our principal executive office is located at 65-228 Hangangno 3-ga, Yongsan-gu, Seoul 140-716, Republic of Korea, and our telephone number is +82-2-3777-1114. Our website address is http://www.lgdisplay.com.

B.	Domestic credit rating

Subject	Month of rating	Credit rating	Rating agency (Rating range)
Commercial Paper	January 2006	A1	National Information & Credit Evaluation, Inc. (A1 ~ D)
June 2006
December 2006
June 2007
December 2007
September 2008
December 2008

	June 2006	A1	Korea Investors Service, Inc. (A1 ~ D)
January 2007
June 2007
December 2007
September 2008

Corporate Debenture	June 2006	AA-

	December 2006	A+
June 2007
September 2008

	July 2009	AA-	National Information & Credit Evaluation, Inc.

	October 2009	AA-	(AAA ~ D)
February 2010
May 2010
December 2010
July 2011

	June 2006	AA-	Korea Investors Service, Inc.

	January 2007	A+	(AAA ~ D)
June 2007
September 2008

	July 2009	AA-
December 2009
February 2010
May 2010
August 2010
February 2011
April 2011
August 2011
October 2011

	October 2009	AA-	Korea Ratings, Inc. (AAA ~ D)
December 2009
August 2010
December 2010
February 2011
April 2011
July 2011
October 2011

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C.	Capitalization

(1) Change in capital stock (as of September 30, 2011)

(Unit: Won, Share)

Date	Description	Change in number of common shares	Face amount per share
July 23, 2004	Offering (1)	33,600,000	5,000
September 8, 2004	Follow-on offering (2)	1,715,700	5,000
July 27, 2005	Follow-on offering (3)	32,500,000	5,000

(1)	ADSs offering: 24,960,000 shares (US$30 per share, US$15 per ADS) / Initial public offering in Korea: 8,640,000 shares (Won)34,500 per share)
(2)	ADSs offering: 1,715,700 shares ((Won)34,500 per share) pursuant to the exercise of greenshoe option by the underwriters
(3)	ADSs offering: 32,500,000 shares (US$42.64 per share, US$21.32 per ADS)

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(2) Convertible bonds (as of September 30, 2011)

(Unit: In millions of Won, Share)
	Item	Content
	Issue date	April 18, 2007
	Maturity	April 18, 2012
	Face amount (1)	(Won)513,480
	Conversion shares	Registered common shares
	Conversion period	Convertible into shares of common stock during the period from April 19, 2008 to April 3, 2012
	Conversion price (2)	(Won)47,892 per share
Outstanding	Face amount	(Won)61,618
	Number of convertible shares (2)	1,286,594 shares if all are converted
	Remarks	- Registered form - Listed on Singapore Exchange

(1)	Face amount translated from US$550 million at the noon buying rate of the Federal Reserve Bank of New York in effect on April 10, 2007 (which was the date the convertible bond purchase agreement was entered into), which was (Won)933.6 = US$1.00.
(2)	Conversion price was adjusted from (Won)49,070 to (Won)48,760 and the number of convertible shares was adjusted from 10,464,234 to 10,530,762 following the approval by the shareholders of a cash dividend of (Won)750 per share at the annual general meeting of shareholders on February 29, 2008. Conversion price was further adjusted from (Won)48,760 to (Won)48,251 and the number of shares issuable upon conversion was adjusted from 10,530,762 to 10,641,851 following the approval by the shareholders of a cash dividend of (Won)500 per share at the annual general meeting of shareholders on March 13, 2009. Conversion price was further adjusted from (Won)48,251 to (Won)48,075 and the number of shares issuable upon conversion was adjusted from 10,641,851 to 10,680,811 following the approval by the shareholders of a cash dividend of (Won)500 per share at the annual general meeting of shareholders on March 12, 2010. In April 2010, certain holders of our US$550 million convertible bonds due 2012 exercised their put option for an aggregate principal amount of US$484 million and were repaid at 109.75% of their principal amount. The remaining US$66 million matures in 2012 at 116.77% of their principal amount. Accordingly, the number of shares issuable upon conversion changed from 10,680,811 to 1,281,697. Conversion price was further adjusted from (Won)48,075 to (Won)47,892 and the number of shares issuable upon conversion was adjusted from 1,281,697 to 1,286,594 following the approval by the shareholders of a cash dividend of (Won)500 per share at the annual general meeting of shareholders on March 11, 2011.

D.	Voting rights (as of September 30, 2011)

(Unit: share)

Description	Number of shares
1. Shares with voting rights [A-B]	357,815,700
A. Total shares issued	357,815,700
B. Shares without voting rights	—
2. Shares with restricted voting rights	—

Total number of shares with voting rights [1-2]	357,815,700

E.	Dividends

At the annual general meeting of shareholders on March 11, 2011, our shareholders approved a cash dividend of (Won)500 per share of common stock and payment of the dividends was made in April 2011.

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Dividends during the recent three fiscal years

Description (unit)	2010		2009		2008
Par value (Won)	5,000		5,000		5,000
Profit for the period / Net income (million Won)	1,002,648	(3)	1,067,947	(4)	1,086,896	(4)
Earnings per share (Won) (1)	2,802		2,985		3,038
Total cash dividend amount (million Won)	178,908		178,908		178,908
Total stock dividend amount (million Won)	—		—		—
Cash dividend payout ratio (%)	17.8		16.8		16.5
Cash dividend yield (%) (2)	1.3		1.3		2.2
Stock dividend yield (%)	—		—		—
Cash dividend per share (Won)	500		500		500
Stock dividend per share (share)	—		—		—

(1)	Earnings per share is based on par value of (Won)5,000 per share and is calculated by dividing net income by weighted average number of common stock.
(2)	Cash dividend yield is the percentage that is derived by dividing cash dividend by the arithmetic average of the daily closing prices of our common stock during the one-week period ending two trading days prior to the closing of the register of shareholders for the purpose of determining the shareholders entitled to receive annual dividends.
(3)	Profit for the period based on separate K-IFRS.
(4)	Net income based on non-consolidated Korean GAAP.

2.	Business

A.	Business overview

We were incorporated in February 1985 under the laws of the Republic of Korea. LG Electronics and LG Semicon transferred their respective LCD business to us in 1998, and since then, our business has been focused on the research, development, manufacture and sale of display panels, applying technologies such as TFT-LCD, LTPS-LCD and OLED.

As of September 30, 2011, we operated TFT-LCD and OLED production facilities in Paju and Gumi, Korea and a LCD research center in Paju, Korea. We have also established subsidiaries in the United States, Europe and Asia.

As of September 30, 2011, our business consisted of (i) the manufacture and sale of LCD panels, (ii) the manufacture and sale of OLED panels and (iii) the manufacture and sale of television sets and monitors that utilize our LCD panels. Because our OLED, television set and monitor businesses represent an extremely small portion of our assets and revenues, we have included them as part of our LCD reporting business segment.

Financial highlights by business (based on K-IFRS)

(Unit: In billions of Won)
2011 (Q1~Q3)	LCD business
Sales Revenue	17,681
Gross Profit	864
Operating Profit (Loss)	(780)

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B.	Industry

(1)	Industry characteristics and growth potential

•

TFT-LCD technology is one of the widely used technologies in the manufacture of flat panel displays, and the demand for flat panel displays is growing. The flat panel display industry is characterized by entry barriers due to rapidly evolving technology, capital-intensive characteristics, and the significant investments required to achieve economies of scale, among other factors. There is intense competition among the players in the industry, and the industry’s production capacity, including ours, is continually increasing.

•

The demand for LCD panels for notebook computers and desktop monitors has grown, to a degree, in tandem with the growth in the information technology industry. The demand for LCD panels for television sets has been growing as digital broadcasting is becoming more common and as LCD television has come to play an important role in the digital display market. In addition, markets for small- to medium-sized LCD panels, such as those used in mobile phones, P-A/V, medical applications, automobile navigation systems and e-books, among others, have shown continued growth.

•	The average selling prices of LCD panels may continue to decline with time irrespective of general business cycles as a result of, among other factors, technology advancements and cost reductions.

(2)	Cyclicality

•

The TFT-LCD business is highly cyclical. In spite of the increased demand for products, this industry has experienced periodic volatility caused by imbalances between supply and demand due to capacity expansion within the industry.

•

Intense competition and expectations of demand growth may lead panel manufacturers to invest in manufacturing capacity on similar schedules, resulting in a surge in capacity when production is ramped up at new fabrication facilities.

•	During such surges in production capacity, the average selling prices of display panels may decline. Conversely, demand surges and inability of supply to meet such demand may lead to price increases.

(3)	Market conditions

•	The TFT-LCD industry is highly competitive due largely to additional capacity expansion driven by TFT-LCD panel makers.

•	Most TFT-LCD panel makers are located in Asia.

a. Korea:	LG Display, Samsung Electronics (including a joint venture between Samsung Electronics and Sony Corporation), Samsung Mobile Display, Hydis Technologies

b. Taiwan: AU Optronics, Chi Mei Innolux, CPT, Hannstar, etc.

c. Japan: Sharp, Panasonic LCD, etc.

d. China: SVA-NEC, BOE-OT, etc.

(4)	Market shares

•	Our worldwide market share for large-sized TFT-LCD panels based on revenue is as follows:

	2011 (Q1~Q3) (1) (4)	2010 (2) (4)	2009 (3) (5)
Panels for Notebook Computers (6)	35.9%	33.2%	30.3%
Panels for Monitors	27.4%	26.5%	23.9%
Panels for Televisions	26.1%	23.4%	24.4%
Total	26.7%	25.4%	25.2%

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(1)	Source: 2011 Q3 DisplaySearch Quarterly Large-Area TFT LCD Shipment Report (advanced version with LED backlight).
(2)	Source: 2010 Q4 DisplaySearch Large-Area TFT LCD Shipment Report (advanced version with LED backlight).
(3)	Source: 2009 Q4 DisplaySearch Large-Area TFT LCD Shipment Report.
(4)	Based on TFT-LCD panels that are 9 inches or larger.
(5)	Based on TFT-LCD panels that are 10 inches or larger.
(6)	Includes panels for netbooks.

(5)	Competitiveness

•

Our ability to compete successfully depends on factors both within and outside our control, including product pricing, our relationship with customers, successful and timely investment and product development, cost competitiveness, success in marketing to our end-brand customers, component and raw material supply costs, foreign exchange rates and general economic and industry conditions.

•	In order to compete effectively, it is critical to be cost competitive and maintain stable and long-term relationships with customers which will enable us to be profitable even in a buyer’s market.

•

A substantial portion of our sales is attributable to a limited number of end-brand customers and their designated system integrators. The loss of these end-brand customers, as a result of customers entering into strategic supplier arrangements with our competitors or otherwise, would result in reduced sales.

•

Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. It is important that we take active measures to protect our intellectual property internationally by obtaining patents and undertaking monitoring activities in our major markets. It is also necessary to recruit and retain experienced key managerial personnel and skilled line operators.

•

As a leading technology innovator in the display industry, we continue to focus on delivering differentiated value to our customers by developing new technologies and products, including in the categories of 3D, touch screens and next generation displays. With respect to 3D technology, we have commenced mass production of high definition 3D panels with reduced degrees of “crosstalk,” or the degree of 3D image overlapping, of less than 1% (which is less than what the human eye can perceive). We have also acquired the technical skills and have established a supply chain management system that enables us to provide one-stop solutions to our customers with respect to touch module products. In addition, we have shown that we are technologically a step ahead of the competition by developing products such as 10.1-inch flexible LCDs, 2.6 mm thin televisions (the thinnest in the world at the time) and 19-inch flexible e-papers.

•	Moreover, we entered into long-term sales contracts with major global firms, including those in the United States and Japan, to secure customers and expand partnerships for technology development.

C.	New businesses

•

In order to meet the rapidly increasing market demand for large TFT-LCD panels, we decided in March 2010 to further expand P8 by investing in P83, which successfully commenced mass production in March 2011. In January 2011, we also decided to invest in a new eighth generation production facility, P98.

•

We also plan to strengthen our market position in future display technologies by strengthening our OLED business, accelerating the development of flexible display technologies and maintaining our leadership position in the LED backlight LCD market.

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•

We are making an effort to increase our competitiveness, including in the LCD component parts market, by forming cooperative relationships with suppliers and purchasers of our products. As part of this effort, in March 2005, we established a joint venture company, Paju Electric Glass Co., Ltd., with Nippon Electric Glass Co., Ltd. We invested (Won)14.4 billion in return for a 40% interest in Paju Electric Glass Co., Ltd. In November 2010 and April 2011, we invested an additional (Won)14.8 billion and (Won)4.4 billion, respectively, in Paju Electric Glass Co., Ltd. but the additional investments did not change our percentage interest in Paju Electric Glass Co., Ltd. In July 2008, we purchased 6,850,000 shares of common stock of New Optics Ltd. at a purchase price of (Won)9.7 billion, and in February 2010, we purchased an additional 1,000,000 shares of common stock of New Optics at a purchase price of (Won)2.5 billion. In addition, in February 2009, we purchased 3,000,000 shares of common stock of LIG ADP Co., Ltd. (formerly ADP Engineering Co., Ltd.) at a purchase price of (Won)6.3 billion. In May 2009, we purchased 6,800,000 shares of common stock of Wooree LED Co., Ltd. at a purchase price of (Won)11.9 billion. In November 2009, we purchased TWD212.5 million in convertible bonds from Everlight Electronics Co., Ltd. In December 2009, we purchased 420,000 global depositary shares representing 420,000 shares of Prime View International Co., Ltd’s common stock at a purchase price of US$9.9 million. In January 2010, we purchased 10.8 million shares of Can Yang Investment Limited representing a 15% interest at a purchase price of US$10.8 million. In October 2010, we invested an additional US$4.5 million and acquired 4.8 million additional shares of Can Yang Investment Limited.

•

In October 2008, we established a joint venture company, Suzhou Raken Technology Ltd., with AmTRAN Technology Co., Ltd., a Taiwan corporation. We invested US$10.4 million in return for a 51% interest in Suzhou Raken Technology Ltd. Suzhou Raken Technology Ltd. will supply both parties with TFT-LCD modules and TFT-LCD televisions. Through the establishment of this joint venture, we are able to further expand our customer base by securing a stable long-term panel dealer. It also allows us to produce LCD modules and LCD television sets in a single factory, which enables us to provide our customers with products that are more competitive both in terms of technology and price. In 2009 and 2010, we invested an additional US$58.7 million and US$14.5 million, respectively, in Suzhou Raken Technology Ltd., but the additional investments did not change our percentage interest in Suzhou Raken Technology Ltd.

•

As part of our strategy to expand our production capacity overseas, we signed an investment agreement and a joint venture agreement in November 2009 with the City of Guangzhou, China, to build an eighth-generation panel fabrication facility in China.

•

In December 2009, certain LG affiliates and we entered into a joint venture investment agreement and established a joint venture company, Global OLED Technology LLC, for purposes of managing the patent assets relating to OLED technology that we acquired from Eastman Kodak Company in December 2009. As of December 31, 2009, we had invested (Won)72.3 billion in return for a 49% equity interest in the joint venture company. In June 2010, we sold (Won)19.0 billion worth of our equity interest in the joint venture company. After such sale, our equity interest was reduced to 32.73%.

•

In December 2009, we acquired a 30.6% limited partnership interest in LB Gemini New Growth Fund No. 16. Under the limited partnership agreement, we have agreed to invest a total amount of (Won)30 billion in the fund, and as of December 31, 2010, we had invested (Won)8.3 billion in the fund. By becoming a limited partner of this fund, our aim is to seek direct investment opportunities as well as to receive benefits from the investment. In February 2011, we received a distribution of (Won)1.4 billion from the fund, and in March and April 2011, we invested an additional (Won)1.9 billion and (Won)3.1 billion, respectively, in the fund. In June 2011, we received a further distribution of (Won)0.7 billion as return of principal and (Won)0.9 billion as dividends and we invested an additional (Won)1.2 billion in the fund. The additional investments did not change our investment commitment amount of (Won)30 billion or our limited partnership interest in the fund, which remained at 30.6%.

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•

In order to establish a production base for LCD modules, LCD television sets and LCD monitors, we entered into a joint investment agreement with Top Victory Investment Ltd. in January 2010 and established L&T Display Technology (Xiamen) Ltd. and L&T Display Technology (Fujian) Ltd. in Xiamen and Fujian, China, respectively. We invested (i) (Won)7.1 billion and acquired a 51% equity interest in L&T Display Technology (Xiamen) Ltd. and (ii) (Won)10.1 billion and acquired a 51% equity interest in L&T Display Technology (Fujian) Ltd.

•

In May 2010, we completed the acquisition of the LCD module division of LG Innotek Co., Ltd. Through this acquisition, we expect to improve our module manufacturing process and simplify our supply chain which will increase our efficiency and competitiveness.

•

In August 2010, in order to strengthen our competitiveness in the LED backlight LCD market, we entered into a joint venture with Everlight Electronics Co., Ltd. and AmTRAN Technology Co., Ltd. and established Eralite Optoelectronics (Jiangsu) Co., Ltd., a company that specializes in LED packaging and manufacturing, in Suzhou, China. We invested US$4 million and acquired a 20% equity interest in Eralite Optoelectronics (Jiangsu) Co., Ltd.

•

In September 2010, in order to strengthen our OLED business, we acquired a 20% equity interest in YAS Co., Ltd., which develops and manufactures OLED deposition equipment components, at a purchase price of (Won)10 billion.

•

In November 2010, in order to strengthen our e-book business, we acquired a 100% equity interest in Image & Materials, Inc., a company that develops and manufactures e-book deposition equipment components, at a purchase price of (Won)35 billion. In each of June 2011 and September 2011, respectively, we invested an additional (Won)3.0 billion in Image & Materials, Inc.

•

In October 2010, in order to strengthen our competitiveness in the e-book market, we entered into a joint venture with Iriver Ltd. and established L&I Electronics Technology (Dongguan) Limited, a company that specializes in e-book manufacturing, in Dongguan, China. We invested US$2.6 million and acquired a 51% equity interest in L&I Electronics Technology (Dongguan) Limited.

•

In November 2010, in order to build Backlight-Module-System (BMS) lines that would help differentiate our technical skills from those of our competitors and increase our cost competitiveness, we entered into a joint venture with Compal Electronics, Inc., a Taiwanese company, and established LUCOM Display Technology (Kunshan) Ltd. in Kunshan, China. We invested US$2.3 million and acquired a 51% equity interest in LUCOM Display Technology (Kunshan) Ltd. In February and April 2011, we invested an additional US$ 3.1 million and US$2.3 million, respectively, in LUCOM Display Technology (Kunshan) Ltd., but the additional investments did not change our percentage interest in LUCOM Display Technology (Kunshan) Ltd.

•

In April 2011, in order to enhance the product quality and assist the local development of coaters, a component used in our TFT-LCD products, we invested (Won)20 billion and acquired a 16.6% interest in Narae Nanotech Corporation, a Korean equipment manufacturer. In June 2011, we invested an additional (Won)10.0 billion and acquired a further 7.7% interest in Narae Nanotech Corporation. As of September 30, 2011, we held a 23% equity interest in Narae Nanotech Corporation.

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3.	Major Products and Raw Materials

A.	Major products in 2011 (Q1~Q3)

We manufacture TFT-LCD panels, of which a significant majority is exported overseas.

(Unit: In billions of Won)
Business area	Sales types	Items (Market)	Specific use	Major trademark	Sales (%)
TFT-LCD	Product/ Service/ Other Sales	TFT-LCD (Overseas (1))	Panels for Notebook Computer, Monitor, Television, etc	LG Display	16,182 (91.5%)
		TFT-LCD (Korea (1))	Panels for Notebook Computer, Monitor, Television, etc	LG Display	1,499 (8.5%)

Total					17,681 (100%)

- Period: January 1, 2011 ~ September 30, 2011.

(1)	Based on ship-to-party.

B.	Average selling price trend of major products

The average selling price of LCD panels per square meter of net display area in the third quarter of 2011 decreased by 5% from the second quarter of 2011. There is no assurance that the average selling prices of LCD panels will not fluctuate in the future due to imbalances in supply and demand.

	(Unit: US$ / m2)
Description	2011 Q3	2011 Q2	2011 Q1	2010 Q4
TFT-LCD panel (1)(2)	704	743	702	707

(1)	Quarterly average selling price per square meter of net display area shipped.
(2)	Includes semi-finished products in the cell process.

C.	Major raw materials

Prices of major raw materials depend on fluctuations in supply and demand in the market as well as on change in size and quantity of raw materials due to the increased production of large-sized panels.

					(Unit: In billions of Won)
Business area	Purchase types	Items	Specific use	Purchase price (1)	Ratio (%)	Suppliers
TFT-LCD	Raw Materials	Glass	LCD panel manufacturing	2,640	22.14%	Samsung Corning Precision Glass Co., Ltd., Nippon Electric Glass Co., Ltd., etc.
		Backlight		3,672	30.79%	Heesung Electronics Ltd., etc.
		Polarizer		1,817	15.23%	LG Chem, etc.
		Others		3,797	31.84%	-

Total				11,926	100%	-

- Period: January 1, 2011 ~ September 30, 2011.

(1)	Based on total cost for purchase of raw materials which includes manufacturing and development costs, etc.

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4. Production and Equipment

A.	Production capacity and output

(1)	Production capacity

The table below sets forth the production capacity of our Gumi and Paju facilities in the periods indicated.

			(Unit: 1,000 Glass sheets)
Business area	Items	Business place	2011 (Q1~Q3) (1)	2010 (2)	2009 (2)
TFT-LCD	TFT-LCD	Gumi, Paju	5,840	7,509	6,219

(1)	Calculated based on the maximum monthly input capacity (based on glass input substrate size for eighth generation glass sheets) during the period multiplied by the number of months in the period (i.e., 9 months).
(2)	Calculated based on the maximum monthly input capacity (based on glass input substrate size for eighth generation glass sheets) during the year multiplied by the number of months in a year (i.e., 12 months).

(2)	Production output

The table below sets forth the production output of our Gumi and Paju facilities in the periods indicated.

		(Unit: 1,000 Glass sheets)
Business area	Items	Business place	2011 (Q1~Q3)	2010	2009
TFT-LCD	TFT-LCD	Gumi, Paju	4,932	6,490	5,231

- Based on glass input substrate size for eighth generation glass sheets.

B.	Production performance and utilization

			(Unit: Hours)
Business place (area)	Available working hours of 2011 (Q1~Q3)		Actual working hours of 2011 (Q1~Q3)		Average utilization ratio
Gumi	6,552	(1)	6,470	(1)	98.7%
(TFT-LCD)	(273 days	) (2)	(270 days	) (2)
Paju	6,198	(1)	5,634	(1)	90.9%
(TFT-LCD)	(258 days	) (2)	(235 days	) (2)

(1)	Based on the assumption that all working hours in a day (i.e., 24 hours) have been fully utilized.
(2)	No. of days are calculated by averaging the no. of working days for each facility. For Paju, includes facilities that commenced production in March 2011.

C.	Investment plan

In connection with our strategy to expand our TFT-LCD production capacity, we estimate that we will incur capital expenditures on a cash out basis slightly in excess of (Won)4.0 trillion in 2011. Such amount is subject to change depending on business conditions and market environment.

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5. Sales

A.	Sales performance

(Unit: In billions of Won)

Business area	Sales types	Items (Market)		2011 (Q1~Q3)	2010	2009
TFT-LCD	Products, etc.	TFT-LCD	Overseas (1)	16,182	23,806	18,833
			Korea (1)	1,499	1,706	1,205
			Total	17,681	25,512	20,038

(1)	Based on ship-to-party.

B.	Sales route and sales method

(1) Sales organization

•	As of September 30, 2011, each of our IT Business Unit, Television Business Unit and Mobile/OLED Business Unit had individual sales and customer support functions.

•	Sales subsidiaries in the United States, Germany, Japan, Taiwan, China and Singapore perform sales activities and provide local technical support to customers.

(2) Sales route

One of the following:

•	LG Display HQ and overseas manufacturing subsidiaries g Overseas sales subsidiaries (USA/Germany/Japan/Taiwan/China/Singapore), etc. g System integrators and end-brand customers g End users

•	LG Display HQ and overseas manufacturing subsidiaries g System integrators and end-brand customers g End users

(3) Sales methods and sales terms

•	Direct sales and sales through overseas subsidiaries, etc. Sales terms are subject to change depending on the fluctuation in the supply and demand of LCD panels.

(4) Sales strategy

•

To secure stable sales to major personal computer makers and leading consumer electronics makers globally. To increase sales of high-end notebook computer products (including smartbooks, IPS and slim and narrow bezel notebook computer products), to strengthen sales of the high-end monitor segment (such as LED, IPS, slim and narrow bezel and 3D monitors), to lead in the large and wide television market (including the LED television market) and to continually increase our market share in the 3D television market by utilizing film patterned retarder technology.

•

In the small- to medium-sized products segment, which is centered on high-end products applying IPS technology, to strengthen our business portfolio by developing a diverse range of products, such as mobile phone (including smartphone), smartbook, car navigation, e-book, industrial products (including aviation and medical equipment), etc.

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(5) Purchase orders

•

Customers generally place purchase orders with us one month prior to delivery. Our customary practice for procuring orders from our customers and delivering our products to such customers is as follows:

•

Receive order from customer (overseas sales subsidiaries, etc.) g Headquarter is notified g Manufacture product g Ship product (overseas sales subsidiaries, etc.) g Sell product (overseas sales subsidiaries, etc.)

6.	Market Risks and Risk Management

A.	Market risks

Our industry continues to experience continued declines in the average selling prices of display panels irrespective of cyclical fluctuations in the industry, and our margins would be adversely impacted if prices decrease faster than we are able to reduce our costs.

The TFT-LCD industry is highly competitive. We have experienced pressure on the prices and margins of our major products due largely to additional industry capacity from panel makers in Korea, Taiwan, China and Japan. Our main competitors in the industry include Samsung Electronics (including its joint venture with Sony), Samsung Mobile Display, Infovision, Hydis Technologies, AU Optronics, Chi Mei Innolux, Chunghwa Picture Tubes, HannStar, SVA-NEC, BOE-OT, Sharp, Hitachi, TMDisplay, Mitsubishi and Panasonic LCD.

Our ability to compete successfully depends on factors both within and outside our control, including product pricing, performance and reliability, successful and timely investment and product development, success or failure of our end-brand customers in marketing their brands and products, component and raw material supply costs, and general economic and industry conditions. We cannot provide assurance that we will be able to compete successfully with our competitors on these fronts and, as a result, we may be unable to sustain our current market position.

Our results of operations are subject to exchange rate fluctuations. To the extent that we incur costs in one currency and generate sales in a different currency, our profit margins may be affected by changes in the exchange rates between the two currencies. Our sales of display panels are denominated mainly in U.S. dollars, whereas our purchases of raw materials are denominated mainly in U.S. dollars and Japanese Yen. Our risk management policy regarding foreign currency risk is to minimize the impact of foreign currency fluctuations on our foreign currency denominated assets and liabilities.

B.	Risk management

The average selling prices of display panels have declined in general and could continue to decline with time irrespective of industry-wide cyclical fluctuations. Certain contributing factors for this decline will be beyond our ability to control and manage. However, in anticipation of such price decline we have continued to develop new technologies and have implemented various cost reduction measures. In addition, in order to manage our risk against foreign currency fluctuations, we have entered into cross-currency interest rate swap contracts and foreign currency forward contracts.

7. Derivative Contracts

A.	Currency risks

•

We are exposed to currency risks on sales, purchases and borrowings that are denominated in currencies other than in Won, our functional currency. These currencies are primarily the U.S. dollar, the Euro, the Japanese Yen and the Chinese Renminbi.

•	We generally use forward exchange contracts with a maturity of less than one year to hedge against currency risks.

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•

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by our underlying operations, primarily in Won, the U.S. dollar, the Japanese Yen and the Chinese Renminbi.

•

In respect of other monetary assets and liabilities denominated in foreign currencies, we ensure that our net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates, when necessary, to address short-term imbalances. In addition, we also adjust the factoring volumes of foreign currency denominated receivables and utilize usances as means of settling accounts payables relating to capital expenditures for our facilities, in response to currency fluctuations.

B.	Interest rate risks

Our exposure to interest rate risks relates primarily to our long term debt obligations. To the extent necessary, we hedge our interest rate risks by entering into interest swap contracts. As of September 30, 2011, we had no interest swap contracts outstanding.

8.	Major contracts

Our material contracts, other than contracts entered into in the ordinary course of business, are set forth below.

Type of agreement	Name of party	Term	Content
Technology licensing agreement	Semiconductor Energy Laboratory	October 2005 ~	Patent licensing of LCD and OLED related technology
	Fergason Patent Properties	October 2007 ~	Patent licensing of LCD driving technology
	Hewlett-Packard	January 2011 ~	Patent licensing of semi-conductor device technology

Technology licensing/supply agreement	Chunghwa Picture Tubes	November 2007 ~	Patent cross-licensing of LCD technology
	Hannstar Display Corporation	November 2009 ~	Patent cross-licensing of LCD technology
	AU Optronics Corporation	August 2011~	Patent cross-licensing of LCD technology

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9.	Research & Development

A.	Summary of R&D expenses

(Unit: In millions of Won)
	Account	2011 (Q1~Q3)	2010	2009
	Material Cost	431,716	616,072	400,467
	Labor Cost	278,949	285,212	191,507
	Depreciation Expense	153,936	93,365	89,459
	Others	133,748	122,619	92,905
	Total R&D Expense	998,349	1,117,268	774,338
Accounting Treatment	Selling & Administrative Expenses	190,378	264,073	168,081
	Manufacturing Cost	712,116	717,848	505,585
	Development Cost (Intangible Assets)	95,855	135,347	100,672
	R&D Expense / Sales Ratio [Total R&D Expense÷Sales for the period×100]	5.8%	4.4%	3.8%

B.	R&D achievements

[Achievements in 2009]

1)	Developments of 15.6-inch, 18.5-inch HD monitors for emerging market

•	Achieving cost reduction by focusing on basic functions and by applying GIP and DRD

2)	Development of 22-inch WSXGA+ monitor applying White LED backlight

•	Development of our first environmentally friendly slim model (14.5mm in thickness)

•	Reduces power consumption by 47% compared to conventional CCFL model by applying White LED backlight

3)	Development of 24-inch WUXGA+ monitor applying GIP

•	Development of the world’s first monitor applying IPS GIP technology

•	Increased cost competitiveness by applying 960ch source driver integrated circuits chip, which reduces the number of integrated circuits: 8ea g 6ea

4)	Development of 55/47/42-inch FHD LED models

•	Development of “Direct thicker” LED model MP

•	Realization of TM240Hz

5)	240Hz driving technology development

•	Development of the world’s first 1 Gate 1 Drain 240Hz driving technology

6)	Development of low voltage liquid crystal development

•	Improving contrast ratio by 2.7%

•	Decreases voltage used in liquid crystals reducing circuit heat; decreases voltage by 6.9%

7)	Development of Ez (Easy) Gamma technology

•	Minimize Gamma difference by using new measuring algorithm: 2.2±0.6 g 2.2±0.25

8)	Development of 22-inch White+ technology

•	Increases transmissivity by 66% by using White+ Quad type pixel structure

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9)	Development of 55FHD direct slim LED model

•	Development of the world’s first direct-mounted 16.3mm depth slim LCM

•	Realization of 240 block local dimming and Trumotion 240Hz

10)	Development of 42HD GIP +TRD technology

•	The world’s first application of the 42HD GIP + TRD structure

•	Removal of gate drive integrated circuits: 3ea g 0ea

•	Reduction in source drive integrated circuits: 6ea g 2ea

11)	Development of TV3 CR5 Color PR

•	Realization of 100% BT709 reiteration rate by applying RGB Color Locus

•	Achieving a 5% increase in CR by decreasing size of Color PR pigment

12)	Development of the world’s first slim 27W FHD TN monitors

•	Reduces thickness by applying edge-mounted backlight: 37.2t g 21.6t

•	Reduces power consumption by 60% compared to conventional models by applying 4Lamp

•	Realization of MPRT 8ms by applying BDI technology

13)	Development of the world’s first 25W FHD TN new size monitors

•	Development of new aspect ratio model: 16:9 wide-format

•	Reduction in the number of driver integrated circuits by applying 960ch Source Driver: 8ea g 6ea

•	Removal of gate driver integrated circuits by applying GIP technology

14)	Development of 16:9 wide-format power consumption saving monitors (200W HD+, 215W FHD, 230W FHD)

•	Reduces power consumption by 40% compared to conventional models by applying 2Lamp

•	Slim design which reduces thickness: 17.0t g 14.5t

•	To meet Energy Star 5.0 standards

15)	Development of the world’s first 22-inch WSXGA+ DRD (Double Rate Driving) monitors

•	A 50% reduction in source driver integrated circuits by applying Double Rate Driving technology: 8ea g 4ea

•	Removal of gate driver integrated circuits by applying GIP technology

•	Application of optimum thin-film transistor structure for Double Rate Driving monitors

16)	Development of the world’s first 23W e-IPS monitors

•	Slim design: Reduces thickness by applying edge-mounted backlight: 35.7t g 17t

•	Reduces power consumption by 50% compared to conventional model by applying 4Lamp

•	Realization of high aperture ratio by applying UH-IPS technology

•	Reduction in the number of integrated circuits by applying 960ch source driver: 8ea g 6ea

•	Removal of gate driver integrated circuits by applying GIP technology

•	To meet Energy Star 5.0 standards

17)	Development of high efficiency backlight technology

•	Removal of DBDEF-D Sheet by increasing backlight luminance level by more than 30% g development of high efficiency lamp and improvement of optics sheet optical efficiency

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18)	Development of GIP and high aperture ratio technology for QHD IPS model

•	Stable GIP output in QHD IPS models

•	Maximizing transmissivity by applying UH-IPS technology and asymmetric pixel design

19)	Development of three-dimensional display technology using the shutter glasses method.

•	Realization of stable rate of 172Hz

•	Realization of 4port low voltage differential signaling frequencies at a rate of 400MHz

•	Realization of ODC (Over Driver Circuit) tuning of GTG 3.5ms which is optimum for three-dimensional display

20)	Development of 17.1-inch wide-format slim (flat type) panel applying COG (Chip On Panel) chip, our largest slim (flat type) panel

•	Development of our largest size slim (flat type) model (previously, our largest model was the 15.4-inch wide-format)

•	Reduction in thickness: 6.5mm g 4.3mm

21)	Development of new high resolution 101W model (1024x600, 1366x768)

•	Achieving higher resolution: 1024x576 g 1024x600, 1366x768

22)	Development of world’s first 17.3-inch HD+ LED panel for notebook computers

•	New size and resolution for 16:9 wide-format

•	Existing model: 17.1-inch WXGA+ 1400x900 / New model: 17.3-inch HD+ 1600x900

23)	Development of 13.3-inch HD LED panel for notebook computers

•	New size and resolution for 16:9 wide-format

24)	Development of world’s first 14.0-inch HD+ LED panel for notebook computers

•	New size and HD+ resolution (1600x900) for 16:9 wide-format

25)	Development of world’s first 15.6-inch HD+ LED panel for notebook computers

•	First HD+ resolution (1600x900) for 16:9 wide-format

26)	Development of world’s first 15.6-inch FHD LED panel for notebook computers

•	First FHD resolution (1920x1080) for 16:9 wide-format

27)	Development of the first Green PC models (13.3-inch, 14.0-inch, 15.6-inch)

•	First models applying Green product concept (halogen free, low power consumption)

28)	Development of DRD (Double Rate Driving) technology applying COG (Chip on Glass)

•	Development of the first COG that applies DRD technology (a 50% reduction in the number of COG drive integrated circuits)

29)	Development of 10.1-inch SD (1024 x 600) model for netbooks

•	Improved resolution: 1024 x 576g1024 x 600

•	Reduction in cost by applying COG instead of COF

30)	Development of 10.1-inch HD (1366 x 768) model for netbooks

•	Highest resolution among 10.1-inch models

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•	Reduction in cost by applying GIP technology

31)	Development of 17.1-inch WUXGA flat type model

•	Development of largest flat type model (previously, largest model was 15.4-inch)

•	The thinnest among 17.1-inch models

•	Reduction in thickness: 6.5t g 4.3t

32)	Developments of 11.6-inch HD monitor for netbooks

•	Development of largest/ highest resolution monitor for netbooks

•	Reduction in cost by applying GIP technology

33)	Development of low-cost 26-inch and 32-inch HD model for televisions

•	World’s first monitor without a cover shield

•	Application of sheet type support side

•	Reduction in cost by applying low-cost single bottom covers for mold frames

34)	Development of large-sized (42-inch/47-inch) edge type LED LCD model for televisions

•	Development of our first model for televisions applying edge type LED backlight (mass production commenced in September 2009)

•	Slim depth (11.9mm in thickness) & narrow bezel (18mm in thickness)

35)	Development of world’s first S/D-IC + Tcon merging technology applicable to television monitors

•	Minimizing size of printed circuit board by applying 1380ch S/D-IC + ASIC technology and removing ASIC chip

•	A 49% cost reduction in manufacturing circuits

36)	Achieving a full product line-up for netbook monitors

•	A full product line-up that covers the full spectrum of netbook monitor sizes from 8.9-inch to 11.6-inch models

37)	Development of our first flat type monitor for netbooks

•	Development of 11.6-inch flat type HD monitor

38)	Development of new LED-applied model utilizing vertical LED array technology

•	Development of 15.6-inch HD model applying vertical

LED array technology (technology applied in existing models: horizontal LED array)

•	Reduction in power consumption and raw material costs

39)	Development of world’s first 21.5W FHD IPS monitor applying white LED backlight technology

•	Application of environmentally friendly components including white LED backlight and halogen free parts

•	Achievement of high luminance (more than 330nit) by applying high efficiency white LED backlight

•	A 100% sRGB coverage

40)	Development of world’s first 27W QHD IPS monitor applying white LED backlight technology

•	Application of environmentally friendly components including white LED backlight and halogen free parts

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•	Achievement of high luminance (more than 380nit) by applying high efficiency white LED backlight

•	A 100% sRGB coverage

•	Realization of high resolution (2560x1440)

•	Removal of gate driver integrated circuits by applying GIP technology

41)	Development of world’s first 19-inch WXGA monitor applying DRD (Double Rate Driver)

•	A 50% reduction in the number of source driver integrated circuits by applying DRD (Double Rate Driving) technology

•	Removal of gate driver integrated circuits by applying GIP technology

•	Optimization of TFT design structure for DRD (Double Rate Driver) technology

42)	Development of world’s first 22W e-IPS monitor applying GIP technology

•	Achievement of high aperture ratio by applying UH-IPS technology

•	Reduction in the number of source driver integrated circuits by applying 960 channel chip (8eag6ea)

•	Removal of gate driver integrated circuits by applying GIP technology

43)	Development of world’s first QHD new high resolution monitor (27W QHD)

•	Achievement of high resolution (2560 x 1440)

•	Maximization of aperture ratio applying UH-IPS technology and elimination of gate driver integrated circuits by applying GIP technology

•	Achievement of high luminance and sRGB coverage of 100% applying high efficiency white LED

44)	Development of world’s first monitor applying GIP, DRD (Double Rate Driver) and I-VCOM monitor (185W HD)

•	50% reduction in the number of source driver integrated circuits by applying DRD (Double Rate Driving) technology

•	Elimination of gate driver integrated circuits by applying GIP technology

•	Elimination of DBEF Optical sheet by applying I-VCOM technology and optical efficiency improvement in backlight

45)	Development of shutter glasses type three-dimensional monitor with full high definition

•	172Hz operation frame rate

•	Highest data interface speed of over 400MHz in 4port LVDS interface and achievement of GTG 3.5ms by optimal tuning of ODC (Over Driving Circuit)

46)	One layer vertical LED monitor development and reinforcement of monitor product line up (200W HD+, 215W FHD, 230W FHD)

•	Minimization of the number of LED PKG applying vertical array structure

•	Elimination of DBEF Sheet applying two-in-one LED PKG

•	Slim design: optimization of mechanical structure

47)	Development of world’s first notebook monitor applying 2ea Sheet Backlight

•	Achieving cost competitiveness by switching from conventional 3~4ea sheet to 2ea complex sheet backlight (with the Diffuser Sheet eliminated)

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[Achievements in 2010]

48)	Development of 9.7-inch AH-IPS model for Apple’s i-Pad.

•	Development of the world’s first IPS Tablet

•	Achieving the following viewing angles by applying AH-IPS: top (80°) / bottom (80°) / left (80°) / right (80°)

49)	Development of second Green PC products (13.3-inch, 14.0-inch and 15.6-inch in high-definition)

•	Thin and light; low electricity consumption thereby increasing battery life

•	Development of Company-led flat product market

50)	Development of world’s first TruMotion 480Hz product (47-inch and 55-inch in full high-definition)

•	World’s first application of 240hz driving technology and scanning technology to achieve TruMotion 480Hz.

•	50% reduction in source driver integrated circuits (from 16ea to 8ea) by applying 1 gate 1 drain technology

51)	World’s first full high-definition 47-inch three-dimensional display panels using Glass Patterned Retarder (GPR) technology

•	Achieving full high-definition for three-dimensional display panels using GPR technology

52)	Development of our first large-sized display panels viewable in three-dimension using shutter glasses (42-inch, 47-inch, 55-inch in full high-definition)

•	Achieving high aperture ratio by applying S-IPS V technology

•	Removal of gate driver integrated circuits by applying GIP technology

•	Reduction in the number of integrated circuits (from 8ea to 6ea) by applying 960Ch source driver integrated circuits

53)	World’s first LCD product which uses the LCD monitor’s bottom cover as the back cover of a television set (32-inch, 37-inch and 42-inch in full high-definition)

•	Removal of the television set back cover by replacing it with the LCD monitor’s bottom cover. Co-designed with a third party

54)	Development of 42-inch and 47-inch full high-definition display panels for television to be sold in emerging markets

•	Focusing on basic functions and removing functions that are costly

•	Achieving cost reduction by applying GIP technology

55)	Development of intra interface technology for large-sized, high resolution, high frequency display panels

•	Improved data transmission rate (from 660Mbps to 1.6Gbps)

•	Developing slim PCBs by decreasing the number of transmission lines

56)	Development of our first 21.5-inch and 26-inch full high-definition Edge LED products

•	Application of 21.5-inch, 26-inch full high-definition TV LED BL and mid-sized full high-definition model Slim TCON (176Pin g 88Pin)

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57)	Development of our first 32 high-definition Edge LED product

•	Application of 32-inch high-definition TV Edge LED BL

58)	Development of our first 37-inch full high-definition M240Hz product

•	Development of 37-inch full high-definition 240Hz panel. Development and mass production of MEMC 240Hz with TCON model.

59)	Development of 240Hz panel for LG Electronics’ Borderless TV

•	Development of Narrow Bezel 240Hz panel (Bezel 14mm g 7mm) for LG Electronics’ Borderless TV

60)	Development of the world’s first slim 23W full high-definition monitor in IPS mode

•	Slim design by applying slim-type LED backlight (thickness: 14.5t g 11.5t)

•	Cost saving by applying low voltage liquid crystal

•	Removal of gate driver integrated circuits by applying GIP technology

61)	Development of the world’s first slim 185W high-definition monitor in TN mode

•	Slim design by applying slim-type LED backlight (thickness: 11.5t g 9.7t)

•	50% reduction in source driver integrated circuits by applying DRD (Double Rate Driving) technology

•	Elimination of optical sheet by applying new TFT structure technology (I-VCOM)

•	Removal of gate driver integrated circuits by applying GIP technology

62)	Development of 42-inch, 47-inch and 55-inch full high-definition monitors applying low cell gap (3.1 g 2.8um) technology

•	Enhanced 3D performance (3D CrossTalk 10.x% g 5.x%)

•	World’s first application of this technology in 42-inch, 47 inch and 55-inch full high-definition products

63)	Development of ultra slim 0.2t glass 12.1-inch notebook computer

•	Realization of ultra slim product by applying 0.2t glass and flat screen backlight structure

64)	Development of world’s first ultra slim 19SX TN monitor

•	Slim design by applying slim type LED backlight (thickness: 15.5 g 9.9t)

•	50% reduction (6ea to 3ea) in the number of source driver integrated circuits by applying DRD (Double Rate Driving) technology

•	Elimination of gate driver integrated circuits by applying GIP technology

65)	Development of 215FHD e-IPS monitor products applying LED PKG

•	Reduction in the number of LED and LED array cost through optimization of LED PKG’s beam and size

•	Realization of 2 sheet structure by adopting I-VCOM resulting in increased transmittance and backlight luminance

•	Elimination of gate driver integrated circuits by applying GIP technology

•	Minimization of LCM thickness by applying thin LED array structure (14.5t g 10.2t)

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66)	Development and application of LED PKG in 215FHD TN monitor products

•	Reduction in the number of LED and LED array cost through optimization of LED PKG’s beam and size

•	Elimination of DBEF sheet by adopting I-VCOM resulting in increased transmittance and backlight luminance

•	Elimination of gate driver integrated circuits by applying GIP technology

•	Minimization of LCM thickness by applying thin LED array structure (14.5t g 10.2t)

67)	Development of world’s first slim TN monitor (185W HD, 20W HD+, 215W/23W FHD)

•	Developing ultra slim monitor by cooperating with set makers in the design process (SET standard: over 20t g 12.9t)

•	Minimization of LCM thickness by applying thin LED array structure (11.5t g 8.2t)

•	Simplification of circuit by developing T-con + Scaler 1chip

68)	Development of world’s first ultra slim 215W FHD TN monitor

•	Developing ultra slim monitor by cooperating with set makers in the design process (SET standard: 12.9t g 7.2t)

•	Minimization of LCM thickness by applying thin LED array structure (8.2t g 6t)

104) Development of the world’s first 3D FPR type 42-inch, 47-inch and 55-inch full high definition panels

•	Improved 3D performance (cross talk 1.0% i, 3D luminance 170 nit)

69)	Development of our first 42-inch, 47-inch and 55-inch full high definition panels with built-in 3D formatters

•	Development of our first products with built-in MEMC and 3D formatters

70)	Development of the world’s first real 240Hz applying GIP driving technology

•	First to develop real 240Hz applying GIP driving technology

•	Reduced the number of driver integrated circuits by applying 960ch Source Driver: 8ea g 6 ea

71)	Development of panels for Macbook Air

•	Development and mass production of 116HD, 133 WXGA+ panels

•	Application of Z-inversion technology for low energy consumption

72)	Introduction of the world’s first high definition shutter glasses type 3D notebook product (17.3 inch full high definition)

•	Development of 172Hz high recharging speed notebook LCD panel

•	Development of Timing Controller (TC) driving technology

73)	The first all-in-one touch panel notebook from an LCD panel manufacturer (15.6 inch high definition add-on touch notebook)

•	The world’s first large size (15.6-inch) notebook panel to receive Win7 Touch certification (received on July 23, 2010)

•	The world’s first LCD and touch panel integrated add-on touch module developed by an LCD panel manufacturer

74)	Introduction of the world’s first Micro Film 3D notebook (15.6-inch full high definition)

•	The world’s first 3D FPR type notebook (developed timely to win market share in the 3D market)

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75)	Development of the world’s first 240Hz 23W IPS monitor

•	The world’s first to realize 240Hz by application of 120Hz panel driving and scanning technologies

•	Achievement of Motion Picture Response Time (MPRT) of 8ms

76)	Development of the world’s first add-on infrared camera type 215W IPS monitor

•	Realization of thin LCM (20.5t) by application of the world’s first add-on infrared camera

•	Improved touch capabilities (dead zone free and multi-touch) and the first in the world to receive Win 7 Logo certification

•	Touch location auto correction by applying auto calibration

77)	Development of 20-inch high definition and 23-inch full high definition e-IPS monitor products applying widescreen LED PKG

•	Reduction in the number of LED and LED array cost through optimization of LED PKG’s beam and size

•	Elimination of gate driver integrated circuits by applying GIP technology

•	Cost reduction and lower power consumption (20% reduction for driver integrated circuits) by using low voltage driver integrated circuits

•	Minimization of LCM thickness by applying thin LED array structure (for 20-inch high definition panels: 14.5t g 10.2t)

78)	Development of 20-inch high definition and 23-inch full high definition TN monitor products applying widescreen LED PKG

•	Reduction in the number of LED and LED array cost through optimization of LED PKG’s beam and size

•	Elimination of DBEF sheet by adopting I-VCOM resulting in increased transmittance and backlight luminance (for 20-inch high definition monitors)

•	50% reduction in the number of source driver integrated circuits by applying DRD technology (for 23-inch full high definition panels)

•	Elimination of gate driver integrated circuits by applying GIP technology

•	Minimization of LCM thickness by applying thin LED array structure (11.5t g 10.2t)

[Achievements in 2011]

79)	Introduction of glass-free mobile 3D product (4.3-inch WVGA)

•	Development and preparation for mass production of our first glass-free 3D product (utilizing barrier cell)

80)	Introduction of the world’s first 12.5-inch AH-IPS notebook product

•	Development of the world’s first 12.5-inch notebook utilizing AH-IPS technology

•	Achievement of a maximum circuit logic power of 1.0W

•	Development of a slim and light AH-IPS model (development of a model that utilizes IPS and flat PCB)

81)	Introduction of an integrated 14.0-inch touch panel notebook product

•	Development of a 14.0-inch touch panel notebook product as part of our plan to develop and expand our integrated touch panel products portfolio

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82)	Introduction of our 15.6-inch dream color IPS notebook product

•	Development of a notebook utilizing H-IPS technology

•	Realization of a 100% color reproduction rate by applying RGB LED technology

•	Realization of 1.073G color by applying 10-bit color depth technology

83)	Development and mass production of 9.7-inch LCD panels for i-Pad 2

•	Application of AH-IPS and slim LCD technology

•	Decreased thickness by 20% and weight by 7% compared to LCD panel for i-Pad 1

84)	Development of the world’s first 3D FPR 23-inch FHD TN monitor product

•	Minimization of flicker / crosstalk by applying FPR technology

•	Minimization of cost increase by applying one layer 3D film

•	Realization of high luminance 3D images (two times the luminance compared to images from monitors utilizing shutter glass technology)

85)	Introduction of our first 50-inch Cinema TV product

•	Application of 21:9 screen display ratio (2560 x 1080 resolution)

•	Application of 960ch + EPI source driver integrated circuits for optimal high-resolution

•	Application of scanning technology under the Horizontal 2Edge structure

86)	Development of the world’s first 3D FPR 23-inch IPS FHD monitor product

•	Minimization of flicker / crosstalk by applying FPR technology

•	Minimization of cost increase by applying one layer 3D film

•	Realization of high luminance 3D images (two times the luminance compared to images from monitors utilizing shutter glass technology)

87)	Development and introduction of the world’s first 15.6-inch HD FPR 3D notebook product

•	Realization of the world’s first 15.6-inch HD FPR 3D product

•	Realization of high luminance 3D images (two times the luminance compared to images from notebooks utilizing shutter glass technology)

•	Minimization of cost increase by applying one layer 3D film

88)	Development and introduction of the world’s first 17.3-inch Dream Color AH-IPS notebook product

•	Development of the world’s first 17.3-inch notebook computer applying AH-IPS

•	Realization of Dream Color (100% color reproduction rate) by applying RGB LED

•	Realization of 1.073G color by applying Color Depth 10-bit technology

•	Realization of 89 degrees viewing angle (up/down/left/right) by applying IPS technology

89)	Development and introduction of a 15.6-inch HD product with the world’s lowest (at the time) power consumption from logic circuit (0.5W).

•	Application of DRD Z-inversion, HVDD and low voltage process

•	Application of high intensity LED (2.3cd) and Vcut light guide plate

•	Increase in battery life due to logic circuit power consumption reduction

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90)	Development of the world’s smallest (at the time) Narrow Bezel Notebook Model

•	The first in the world to apply 4.5 mm narrow bezel

•	Formation of camera hole by B/M mask patterning

91)	Development of a new 10.1-inch WX smartbook LCD

•	Development of the our first 10.1-inch WXGA LCD following in the footsteps of our 9.7-inch XGA model

•	Realization of reduced power consumption, high permeability and increased viewing angle by application of IPS technology.

92)	Development of a 42-inch full high-definition product applying COT technology

•	Simplifying panel production process by applying COT (Color Filter on TFT) technology

•	Luminance increased by 10%

93)	Development of 42-inch, 47-inch and 55-inch direct slim LCD TV

•	Development of the world’s first direct-mounted 11.0mm depth ultra-slim LCM model

•	Application of 96 block local dimming and M240Hz technology

94)	Development of a 47-inch super narrow public display panel

•	Development of our first super narrow bezel (seam 6.9mm) product for application in public display panels

95)	Introduction of the world’s first 15.6-inch full high-definition AH-IPS notebook product

•	Development of the world’s first 15.6-inch full high-definition model applying AH-IPS technology

•	Development of slim & light AH-IPS model (thickness: 3.4mm; weight: 330g)

•	Achieving the following viewing angles by applying IPS technology; 178° from top to bottom; 178° from left to right

96)	Development of a 15.6-inch full high-definition notebook applying a new backlight arrangement

•	Optimization of light placement by application of New Concept LED Backlight

•	Reduction in the number of LED integrated circuits (78ea g 10ea) by application of mid-power LED

•	Reduced energy consumption pursuant to a reduction in the number of LED integrated circuits (7.4W g 5.9W)

97)	Development of the world’s first 215/25/27 full high-definition TN and 215 full high-definition IPS 3D monitor

•	Minimization of flicker/crosstalk by application of FPR technology

•	Minimization of cost increase by applying one-layered 3D film

•	Realization of high luminance 3D images (two times the luminance compared to images from monitors utilizing shutter glass technology)

98)	Development of a 4.5-inch real HD AH-IPS display smartphone product

•	For 4G LTE smartphones (introduced by LG Electronics in September 2011)

•	Application of real HD720 resolution and AH-IPS technology

27

10. Intellectual Property

As of September 30, 2011, we held a total of 16,237 patents, including 7,169 in Korea and 9,068 in other countries.

11. Environmental Matters

We are subject to a variety of environmental regulations and we may be subject to fines or restrictions that could cause our operations to be interrupted. Our manufacturing processes generate worksite waste, including water and air pollutants, at various stages in the manufacturing process, and we are subject to a variety of laws and regulations relating to the use, storage, discharge and disposal of such chemical by-products and waste substances. We have installed various types of anti-pollution equipment, consistent with environmental standards, for the treatment of chemical waste and equipment for the recycling of treated waste water at our various facilities. However, we cannot provide assurance that environmental claims will not be brought against us or that the local or national governments will not take steps toward adopting more stringent environmental standards. Any failure on our part to comply with any present or future environmental regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. In addition, environmental regulations could require us to acquire costly equipment or to incur other significant compliance expenses that may materially and negatively affect our financial condition and results of operations.

We have also voluntarily agreed to reduce emission of greenhouse gases, such as triflouride oxide and perfluoro compounds, or PFCs, including sulfur hexafluoride, or SF6, gases, by installing abatement systems to meet voluntary emissions targets for the TFT-LCD industry for 2010. As part of our voluntary activities to reduce emission of greenhouse gases, we installed triflouride oxide abatement systems at all of our production lines. We also installed an SF6 abatement system in P1 in April 2005, and we, along with LG International Corp., have taken steps to install additional SF6 abatement systems through the use of Clean Development Mechanism, or CDM, projects. On July 10, 2010, after becoming the first TFT-LCD company to receive the UNFCCC CDM Executive Board’s approval of our CDM project, we installed an SF6 abatement system in P6. In June 2011, we received 144,222 tons of certified emission reduction credits from the UN for the reduction of greenhouse gas emissions during the period from August 1, 2010 to September 30, 2010 and an additional 214,847 tons of certified emission reduction credits from the UN for the reduction of greenhouse gas emissions during the period from October 1, 2010 to December 31, 2010. We were the first LCD company to receive such certified emission reduction credits pursuant to an SF6 decomposition CDM project. Currently, a third party accreditation agency is also examining the reduction of our greenhouse gas emissions during the period from January 1, 2011 to April 30, 2011 as part of our application for receiving certified emission reduction credits from the UN. In August 2011, we commenced the installation of an SF6 abatement system in P7 through the implementation of CDM projects which is expected to become operational in 2012 and further reduce our greenhouse gas emissions.

Currently, the Korean government is implementing the greenhouse gas emission reduction target system under the Framework Act on Low Carbon, Green Growth and is expected to assign greenhouse gas emission reduction targets to individual companies in 2011. Once such greenhouse gas emission reduction targets have been assigned, certain companies may need to invest in additional equipment and there may be other costs associated with meeting the reduction target, which may have a negative effect on such companies’ profitability or production activities. In addition, if a company fails to meet its reduction target and does not comply with the government’s subsequent enforcement notice relating thereto, it may be subject to fines.

In connection with the greenhouse gas emission reduction target system, we have prepared a statement of our domestic emissions and energy usage and have submitted it to the government-designated accreditation agency. In addition, in order to improve the efficiency and reliability of measuring our greenhouse gas emission reduction activities, we plan to make improvements in our electronic greenhouse gas inventory system.

In addition, as of September 30, 2011, we were party to voluntary agreements, which reflect a coordinated energy conservation initiative between government and industry, with respect to our operation of P1 through P8, the Gumi module production plant and the Paju module production plant. In accordance with such agreements, we have implemented a variety of energy-saving measures in those facilities, including installation of energy saving devices and consulting with energy conservation specialists.

28

Operations at our manufacturing plants are subject to regulation and periodic monitoring by the Korean Ministry of Environment and local environmental protection authorities. We believe that we have adopted adequate anti-pollution measures and have minimized our impact on the environment by improving existing and developing new technologies for the effective maintenance of environmental protection standards consistent with local industry practice. In addition, we have continually monitored, and we believe that we are in compliance in all material respects with, the applicable environmental laws and regulations in Korea. Expenditures related to such compliance may be substantial. Such expenditures are generally included in capital expenditures. As required by Korean law, we employ licensed environmental specialists for each environmental area, including air quality, water quality, toxic materials and radiation. We currently have ISO 14001 certifications with respect to the environmental record for P1 through P8, our OLED production facility in Gumi, Korea, our Gumi module production plant and our Paju module production plant, as well as our module production plants in Nanjing and Guangzhou, China. In addition, with respect to P1 through P8 and our module production plants in Gumi and Paju, we have participated in, and have received certification for, a pilot environment management system called the green management certification system. We have been certified by the Korean Ministry of Environment as a “Green Company”, with respect to our environmental record for P1 and our module production plant in Gumi since 1997, with respect to our operations at P2 and P3 since 2006, and with respect to our operations at P4, P5 and P6 since 2008.

We also have an internal monitoring system to control the use of hazardous substances in the manufacture of our products as we are committed to compliance with all applicable environmental laws and regulations, including European Union Restriction of Hazardous Substances (RoHS) Directive 2002/95/EC, which took effect in July 2006, and restricts the use of certain hazardous substances in the manufacture of electrical and electronic equipment.

In October 2005, we became the first TFT-LCD company to receive accreditation as an International Accredited Testing Laboratory by the Korea Laboratory Accreditation Scheme, which is operated by the Korean Ministry of Knowledge Economy. In September 2006, we received international accreditation from TUV SUD, EU’s German accreditation agency, as a RoHS testing laboratory. Moreover, we participated in reforming IEC 62321 by 2012, a RoHS international testing standard, by including a halogen-free combustion ion chromatography method in our committee draft that we submitted in June 2010.

In addition, we have implemented a green purchasing system that prevents the use of hazardous materials from the purchasing stage. As a result of the green purchasing system, we are in compliance with RoHS and other applicable environmental laws and regulation, and we became the first TFT-LCD company to receive the Hazardous Substance Process Management QC080000 certification, or HSPM, from the International Electrotechnical Commission. HSPM is used to help companies manage their hazardous materials and be in compliance with RoHS.

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12. Financial Information

A.	Financial highlights (Based on consolidated K-IFRS)

(Unit: In millions of Won)
Description	As of September 30, 2011	As of December 31, 2010	As of December 31, 2009
Current assets	7,412,425	8,840,433	8,226,142
Quick assets	5,043,621	6,625,216	6,558,362
Inventories	2,368,804	2,215,217	1,667,780
Non-current assets	17,361,685	15,017,225	11,477,335
Investments in equity accounted investees	363,684	325,532	282,450
Property, plant and equipment, net	14,939,543	12,815,401	9,596,497
Intangible assets	530,397	539,901	352,393
Other non-current assets	1,528,061	1,336,391	1,245,995

Total assets	24,774,110	23,857,658	19,703,477

Current liabilities	9,658,670	8,881,829	6,495,071
Non-current liabilities	4,932,628	3,914,862	3,168,657

Total liabilities	14,591,298	12,796,691	9,663,728

Share capital	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113
Reserves	38,502	(35,298)	(51,005)
Retained earnings	6,077,086	7,031,163	6,050,562
Non-controlling interest	27,032	24,910	0

Total equity	10,182,812	11,060,967	10,039,749

(Unit : In millions of Won, except for per share data)
Description	For the nine months ended September 30, 2011	For the nine months ended September 30, 2010	For the nine months ended September 30, 2009 (1)
Revenue	17,681,311	19,028,172	14,132,558
Results from operating activities	(779,601)	1,697,470	696,985
Income (Loss) from continuing operation	(781,641)	1,427,606	615,654
Profit (Loss) for the period	(781,641)	1,427,606	615,654
Basic earnings (losses) per share	(2,170)	3,987	1,721
Diluted earnings (losses) per share	(2,170)	3,892	1,721

(1)	Although our financial statements for the year ended December 31, 2009 have been audited by our independent auditors in accordance with K-IFRS, our financial statements for the nine months ended September 30, 2009 have not been reviewed by our independent auditors.

30

B.	Financial highlights (Based on separate K-IFRS)

(Unit: In millions of Won)
Description	As of September 30, 2011	As of December 31, 2010	As of December 31, 2009
Current assets	7,039,583	8,499,873	7,973,355
Quick assets	5,074,135	6,739,908	6,687,050
Inventories	1,965,448	1,759,965	1,286,305
Non-current assets	16,973,183	14,658,125	11,283,512
Investments	1,361,287	1,279,831	1,075,229
Property, plant and equipment, net	13,724,860	11,688,061	8,730,263
Intangible assets	473,613	483,260	340,885
Other non-current assets	1,413,423	1,206,973	1,137,135

Total assets	24,012,766	23,157,998	19,256,867

Current liabilities	9,257,526	8,453,869	6,120,663
Non-current liabilities	4,891,688	3,833,454	3,102,006

Total liabilities	14,149,214	12,287,323	9,222,669

Share capital	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113
Reserves	(2,854)	(7,795)	(17,366)
Retained earnings	5,826,214	6,838,278	6,011,372
Non-controlling interest	0	0	0

Total equity	9,863,552	10,870,675	10,034,198

(Unit: In millions of Won, except for per share data)
Description	For the nine months ended September 30, 2011	For the nine months ended September 30, 2010	For the nine months ended September 30, 2009 (1)
Revenue	17,022,421	18,793,301	14,194,396
Results from operating activities	(926,805)	1,453,412	728,392
Income (Loss) from continuing operation	(834,324)	1,305,635	662,199
Profit (Loss) for the period	(834,324)	1,305,635	662,199
Basic earnings (losses) per share	(2,332)	3,649	1,851
Diluted earnings (losses) per share	(2,332)	3,558	1,851

(1)	Although our financial statements for the year ended December 31, 2009 have been audited by our independent auditors in accordance with K-IFRS, our financial statements for the nine months ended September 30, 2009 have not been reviewed by our independent auditors.

31

C.	Consolidated subsidiaries (as of September 30, 2011)

Company	Primary Business	Location	Ownership Ratio
LG Display America, Inc.	Sales	U.S.A	100%
LG Display Germany GmbH	Sales	Germany	100%
LG Display Japan Co., Ltd.	Sales	Japan	100%
LG Display Taiwan Co., Ltd.	Sales	Taiwan	100%
LG Display Nanjing Co., Ltd.	Manufacturing and sales	China	100%
LG Display Shanghai Co., Ltd.	Sales	China	100%
LG Display Poland Sp. zo.o.	Manufacturing and sales	Poland	80%
LG Display Guangzhou Co., Ltd.	Manufacturing and sales	China	90%
LG Display Shenzhen Co., Ltd.	Sales	China	100%
LG Display Singapore Pte. Ltd.	Sales	Singapore	100%
L&T Display Technology (Xiamen) Co., Ltd.	Manufacturing and sales	China	51%
L&T Display Technology (Fujian) Co., Ltd.	Manufacturing and sales	China	51%
LG Display Yantai Co., Ltd.	Manufacturing and sales	China	100%
L&I Electronic Technology (Dongguan) Limited	Manufacturing and sales	China	51%
Image & Materials, Inc.	Manufacturing and sales	Korea	100%
LUCOM Display Technology (Kunshan) Limited	Manufacturing and sales	China	51%

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D.	Status of equity investment

•	Status of equity investment as of September 30, 2011:

Company	Paid-in Capital		Initial Equity Investment Date	Ownership Ratio
LG Display America, Inc.	US$	185,000,000	September 24, 1999	100%
LG Display Germany GmbH	EUR	960,000	November 5, 1999	100%
LG Display Japan Co., Ltd.		¥95,000,000	October 12, 1999	100%
LG Display Taiwan Co., Ltd.	NT$	115,500,000	May 19, 2000	100%
LG Display Nanjing Co., Ltd.	CNY	2,552,191,315	July 15, 2002	100%
LG Display Shanghai Co., Ltd.	CNY	4,138,650	January 16, 2003	100%
LG Display Poland Sp. zo.o.	PLN	410,327,700	September 6, 2005	80%
LG Display Guangzhou Co., Ltd.	CNY	895,904,754	August 7, 2006	90%
LG Display Shenzhen Co., Ltd.	CNY	3,775,250	August 28, 2007	100%
LG Display Singapore Pte. Ltd.	SGD	1,400,000	January 12, 2009	100%
L&T Display Technology (Xiamen) Co., Ltd.	CNY	41,785,824	January 5, 2010	51%
L&T Display Technology (Fujian) Co., Ltd.	CNY	59,197,026	January 5, 2010	51%
LG Display Yantai Co., Ltd.	CNY	273,048,000	April 19, 2010	100%
L&I Electronic Technology (Dongguan) Limited	CNY	17,062,560	October 25, 2010	51%
Image & Materials, Inc.	(Won)	40,999,919,576	November 29, 2010	100%
LUCOM Display Technology (Kunshan) Limited	CNY	50,353,677	December 27, 2010	51%
Suzhou Raken Technology Co., Ltd.	CNY	569,455,395	October 7, 2008	51%
Paju Electric Glass Co., Ltd.	(Won)	33,648,000,000	March 25, 2005	40%
TLI Co., Ltd.	(Won)	14,073,806,250	May 16, 2008	12%
AVACO Co., Ltd.	(Won)	6,172,728,120	June 9, 2008	20%
Guangzhou Vision Display Technology Research and Development Limited	CNY	25,000,000	July 11, 2008	50%
NEW OPTICS, Ltd.	(Won)	12,199,600,000	July 30, 2008	42%
LIG ADP Co., Ltd.	(Won)	6,330,000,000	February 24, 2009	13%
Wooree LED Co., Ltd.	(Won)	11,900,000,000	May 22, 2009	30%
Dynamic Solar Design Co., Ltd.	(Won)	6,066,658,000	June 24, 2009	40%
RPO, Inc.	US$	12,285,022	November 3, 2009	26%
Global OLED Technology LLC	US$	45,170,000	December 23, 2009	33%
LB Gemini New Growth Fund No. 16	(Won)	12,444,647,109	December 7, 2009	31%
Can Yang Investment Ltd.	US$	15,300,000	January 27, 2010	12%
YAS Co., Ltd.	(Won)	10,000,000,000	September 16, 2010	19%
Eralite Optoelectronics (Jiangsu) Co., Ltd.	US$	4,000,000	September 28, 2010	20%
Narae Nanotech Corporation	(Won)	30,000,000,000	April 22, 2011	23%

13. Audit Information

A.	Audit service

(Unit: In millions of Won, hours)

Description	2011 (Q1~Q3)	2010	2009
Auditor	KPMG Samjong	KPMG Samjong	KPMG Samjong
Activity	Audit by independent auditor	Audit by independent auditor	Audit by independent auditor
Compensation (1)	850 (285) (2)	850 (585) (3)	700 (540) (4)
Time required	8,934	16,646	17,569

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(1)	Compensation amount is the contracted amount for the full fiscal year.
(2)	Compensation amount in ( ) is for Form 20-F filing and SOX 404 audit.
(3)	Compensation amount in ( ) is for K-IFRS audit, Form 20-F filing and SOX 404 audit.
(4)	Compensation amount in ( ) is for US-GAAP audit, Form 20-F filing and SOX 404 audit.

B.	Non-audit service

Not applicable.

14. Board of Directors

A.	Independence of directors

•	Outside director: Independent

•	Non-outside director: Not independent

•

Each of our outside directors meets the applicable independence standards set forth under the applicable laws and regulations. Each of our outside directors was nominated by the Outside Director Nomination and Corporate Governance Committee, was approved by the board of directors and was appointed at the general meeting of shareholders. None of our outside directors has or had any business transaction or any related party transactions with us. Our outside directors are comprised of three persons, all of whom are also members of our audit committee. As of September 30, 2011, our non-outside directors were comprised of the chief executive officer, the chief financial officer and a non-standing director.

B.	Members of the board of directors (as of September 30, 2011)

Name	Date of birth	Position	Business experience	First Elected

Young Soo Kwon	February 6, 1957	Representative Director, President and Chief Executive Officer	President and Chief Financial Officer of LG Electronics	January 1, 2007

James (Hoyoung) Jeong	November 2, 1961	Director and Chief Financial Officer	Executive Vice President and Chief Financial Officer of LG Electronics	January 1, 2008

Yu Sig Kang	November 3, 1948	Director	Vice Chairman, Representative Director, LG Corp.	March 11, 2011

Tae Sik Ahn	March 21, 1956	Outside Director	Dean, College of Business Administration and Graduate School of Business, Seoul National University	March 12, 2010

William Y. Kim	June 6, 1956	Outside Director	Partner at Ropes & Gray LLP	February 29, 2008

Jin Jang	November 28, 1954	Outside Director	Chair Professor, Department of Information Display, Kyung Hee University	March 11, 2011

34

C.	Committees of the board of directors (as of September 30, 2011)

Committee	Composition	Member

Audit Committee	3 outside directors	Tae Sik Ahn, Jin Jang, William Y. Kim

Outside Director Nomination and Corporate Governance Committee	1 non-outside director and 2 outside directors	James (Hoyoung) Jeong, Jin Jang, William Y. Kim

Remuneration Committee	1 non-outside director and 2 outside directors	James (Hoyoung) Jeong, William Y. Kim, Tae Sik Ahn

15. Information Regarding Shares

A.	Total number of shares

(1) Total number of shares authorized to be issued (as of September 30, 2011): 500,000,000 shares.

(2) Total shares issued and outstanding (as of September 30, 2011): 357,815,700 shares.

B.	Shareholder list

(1) Largest shareholder and related parties:

(Unit: share)

Name	Relationship	As of September 30, 2011
LG Electronics	Largest Shareholder	135,625,000 (37.9%)

Young Soo Kwon	Related Party	23,000 (0.0%)

(2) Shareholders who are known to us to own 5% or more of our shares as of September 30, 2011:

Beneficial Owner	Number of Shares of Common Stock	Percentage
LG Electronics	135,625,000	37.9%

National Pension Service	21,645,586	6.1%

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16. Directors and Employees

A.	Directors

(1) Remuneration for directors in 2011 (H1)

(Unit: In millions of Won)

Classification	No. of directors (1)	Amount paid (2)		Per capita average remuneration paid (6)	Remarks
Non-outside directors	3	1,246	(3)	415	—
Outside directors who are not audit committee members	1	39	(4)	33	—
Outside directors who are audit committee members	3	90	(5)	28	—

Total	7	1,374		—	—

- Period: January 1, 2011 ~ June 30, 2011

(1)	No. of directors as at June 30, 2011.
(2)	Amount paid is calculated on the basis of actually paid amount except accrued salary and severance benefits.
(3)	Among the non-outside directors, Yu Sig Kang does not receive any remuneration.
(4)	Includes remuneration for Dongwoo Chun whose term expired on March 11, 2011.
(5)	Includes remuneration for Yoshihide Nakamura whose term expired on March 11, 2011.
(6)	Per capita average remuneration paid is calculated by dividing total amount paid by the average number of directors for the six months ended June 30, 2011.

(2) Remuneration for directors in 2011 (Q3)

(Unit: In millions of Won)

Classification	No. of directors (1)	Amount paid (2)		Per capita average remuneration paid (5)	Remarks
Non-outside directors	3	324	(3)	108	—
Outside directors who are not audit committee members	0	0		—	—
Outside directors who are audit committee members	3	42	(4)	14	—

Total		366		—	—

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- Period: June 30, 2011 ~ September 30, 2011

(1)	No. of directors as at September 30, 2011.
(2)	Amount paid is calculated on the basis of actually paid amount except accrued salary and severance benefits.
(3)	Among the non-outside directors, Yu Sig Kang does not receive any remuneration.
(4)	Includes remuneration for Jang Jin, who replaced Sunny Yi, as an outside director who is an audit committee member.
(5)	Per capita average remuneration paid is calculated by dividing total amount paid by the average number of directors for the three months ended September 30, 2011.

(2) Stock option

The following table sets forth certain information regarding our stock options as of September 30, 2011.

(Unit: Won, Stock)

Executive Officers (including Former Officers)	Grant Date	Exercise Period		Exercise Price		Number of Granted Options	Number of Exercised Options	Number of Cancelled Options (1)	Number of Exercisable Options (1)
		From	To
Ron H.Wirahadiraksa	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	100,000	0	50,000	50,000
Duke M. Koo	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	20,000	20,000
Sang Deog Yeo	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	20,000	20,000
Jae Geol Ju	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	20,000	20,000
Total						220,000		110,000	110,000

(1)	When the increase rate of our share price is the same or less than the increase rate of the Korea Composite Stock Price Index (“KOSPI”) over the three-year period following the grant date, only 50% of the initially granted shares are exercisable. Since the increase rate of our share price was lower than the increase rate of KOSPI during the period from April 7, 2005 to April 7, 2008, only 50% of the 220,000 initially granted shares are exercisable.

B.	Employees

As of September 30, 2011, we had 34,642 employees (excluding our executive officers). The total amount of salary paid to our employees for the nine months ended September 30, 2011 based on cash payment (excluding welfare benefits and retirement expenses) was (Won)1,214,680 million. The following table provides details of our employees as of September 30, 2011:

(Unit: person, in millions of Won, year)

	Number of Employees	Total Salary in 2011 (Q1~Q3) (1) (2) (3)	Per Capita Salary (4)	Average Service Year
Male	24,130	923,845	40	4.8
Female	10,512	290,835	29	3.2
Total	34,642	1,214,680	37	4.3

(1)	Welfare benefits and retirement expenses have been excluded. Total welfare benefit provided to our employees for the nine months ended September 30, 2011 was (Won)230,841 million and the per capita welfare benefit provided was (Won)7.0 million.

37

(2)	Based on cash payment made in Korea.
(3)	Includes incentive payments to employees who have transferred from our affiliated companies.
(4)	Per Capita Salary is calculated using the average number of employees (total: 33,043, male: 23,075, female: 9,968) for the nine months ended September 30, 2011.

38

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

(Unaudited)

September 30, 2011 and 2010

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

Introduction

We have reviewed the accompanying condensed consolidated statement of financial position of LG Display Co., Ltd. and subsidiaries (the “Group”) as of September 30, 2011, and the related condensed consolidated statements of comprehensive income for each of the three-month and nine-month periods ended September 30, 2011 and 2010, changes in equity and cash flows for the nine-month periods ended September 30, 2011 and 2010, and a summary of significant accounting policies and other explanatory notes.

Management’s Responsibility for the Condensed Consolidated Interim Financial Statements

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting, and for such internal controls as management determines necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly/Semiannual Financial Statements of the Republic of Korea. A review consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements referred to above are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting.

Emphasis of Matter

As discussed in note 17 to the consolidated financial statements, on October 28, 2011, the Korea Fair Trade Commission indicated it would impose a fine on LG Display Co., Ltd. and other TFT-LCD manufacturers. In addition, LG Display Co., Ltd., along with its subsidiaries, is under investigations by antitrust authorities in other countries with respect to possible anti-competitive activities in the LCD industry and has been named as defendants in a number of federal class actions in the United States and Canada and related individual lawsuits in connection with the alleged antitrust violations concerning the sale of LCD panels. The Group estimated and recognized losses related to these legal proceedings. However, actual losses are subject to change in the future based on new developments in each matter, or changes in circumstances, which could be materially different from those estimated and recognized by the Group.

Other Considerations

We audited the consolidated statement of financial position as of December 31, 2010 and the consolidated statements of comprehensive income, changes in equity and cash flows for the year ended December 31, 2010, not accompanying this review report, in accordance with auditing standards generally accepted in the Republic of Korea, and our report thereon, dated February 24, 2011, expressed an unqualified opinion. The accompanying consolidated statement of financial position of the Group as of December 31, 2010, presented for comparative purposes, is not different from that audited by us in all material respects.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

November 7, 2011

This report is effective as of November 7, 2011, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Financial Position

(Unaudited)

As of September 30, 2011 and December 31, 2010

(In millions of won)	Note	2011		2010

Assets
Cash and cash equivalents	9	(Won)	1,715,617	1,631,009
Deposits in banks	9		316,000	1,503,000
Trade accounts and notes receivable, net	9, 16, 19		2,431,893	3,000,661
Other accounts receivable, net	9		223,970	244,662
Other current financial assets	9		20,275	35,370
Inventories	5		2,368,804	2,215,217
Other current assets			335,866	210,514

Total current assets			7,412,425	8,840,433

Investments in equity accounted investees	6		363,684	325,532
Other non-current financial assets	9		105,854	83,246
Deferred tax assets	22		1,263,698	1,074,853
Property, plant and equipment, net	7, 20		14,939,543	12,815,401
Intangible assets, net	8, 20		530,397	539,901
Other non-current assets			158,509	178,292

Total non-current assets			17,361,685	15,017,225

Total assets		(Won)	24,774,110	23,857,658

Liabilities
Trade accounts and notes payable	9, 19	(Won)	2,887,659	2,961,995
Current financial liabilities	9, 10		1,152,019	2,100,979
Other accounts payable	9		4,352,122	2,592,527
Accrued expenses			273,242	373,717
Income taxes payable			37,650	153,890
Provisions			293,453	634,815
Advances received			635,022	44,880
Other current liabilities			27,503	19,026

Total current liabilities			9,658,670	8,881,829

Non-current financial liabilities	9, 10		3,482,286	2,542,900
Non-current provisions			6,849	8,773
Deferred tax liabilities	22		—	6,640
Employee benefits	14		154,546	78,715
Long-term advances received	16		684,110	945,287
Other non-current liabilities			604,837	332,547

Total non-current liabilities			4,932,628	3,914,862

Total liabilities			14,591,298	12,796,691

Equity
Share capital	18		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Reserves	18		38,502	(35,298)
Retained earnings			6,077,086	7,031,163

Total equity attributable to equity holders of the Company			10,155,780	11,036,057

Non-controlling interest			27,032	24,910

Total equity			10,182,812	11,060,967

Total liabilities and equity		(Won)	24,774,110	23,857,658

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

(Unaudited)

For the three-month and nine-month periods ended September 30, 2011 and 2010

(In millions of Won, except earnings per share)	Note	For the three-month periods ended September 30			For the nine-month periods ended September 30
		2011		2010	2011		2010

Revenue	19, 20	(Won)	6,268,733	6,697,629	(Won)	17,681,311	19,028,172
Cost of sales	5, 11, 19		(6,088,298)	(5,926,362)		(16,816,817)	(15,691,287)

Gross profit			180,435	771,267		864,494	3,336,885

Other income	13		420,315	368,381		1,000,197	1,066,837
Selling expenses	11, 12		(156,728)	(245,151)		(531,207)	(650,953)
Administrative expenses	11, 12		(129,626)	(135,523)		(415,607)	(383,002)
Research and development expenses	11		(170,541)	(166,790)		(527,260)	(471,176)
Other expenses	11, 13		(635,908)	(410,124)		(1,170,218)	(1,201,121)

Results from operating activities			(492,053)	182,060		(779,601)	1,697,470

Finance income	15		57,788	150,160		167,509	206,254
Finance costs	15		(263,973)	(94,925)		(330,896)	(219,101)
Other non-operating loss, net			(1,956)	(2,057)		(8,187)	(5,356)
Equity income(loss) on investments, net			5,143	8,544		3,414	10,506

Profit (loss) before income tax			(695,051)	243,782		(947,761)	1,689,773
Income tax expense (benefit)	22		(7,533)	19,589		(166,120)	262,167

Profit (loss) for the period			(687,518)	224,193		(781,641)	1,427,606

Other comprehensive income
Net change in fair value of available-for-sale financial assets			3,365	4,849		5,056	11,495
Defined benefit plan actuarial gain or loss	14		425	(26,456)		1,497	(26,450)
Cumulative translation differences			91,991	(1,584)		72,257	(3,409)
Gain (loss) on sales of own shares of associate accounted for using the equity method			(118)	(116)		(346)	923
Income tax on other comprehensive income (loss)			(929)	4,522		(1,779)	1,724

Other comprehensive income (loss) for the period, net of income tax			94,734	(18,785)		76,685	(15,717)

Total comprehensive income (loss) for the period		(Won)	(592,784)	205,408	(Won)	(704,956)	1,411,889

Profit (loss) attributable to:
Owners of the Company			(686,079)	221,879		(776,337)	1,426,462
Non-controlling interest			(1,439)	2,314		(5,304)	1,144

Profit (loss) for the period		(Won)	(687,518)	224,193	(Won)	(781,641)	1,427,606

Total comprehensive income (loss) attributable to:
Owners of the Company			(593,954)	203,790		(701,369)	1,410,830
Non-controlling interest			1,170	1,618		(3,587)	1,059

Total comprehensive income (loss) for the period		(Won)	(592,784)	205,408	(Won)	(704,956)	1,411,889

Earning (loss) per share
Basic earnings (loss) per share	23	(Won)	(1,917)	620	(Won)	(2,170)	3,987

Diluted earnings (loss) per share	23	(Won)	(1,917)	608	(Won)	(2,170)	3,892

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited)

For the nine-month periods ended September 30, 2011 and 2010

(In millions of won)	Share capital		Share premium	Gain on sale of own shares of associates	Fair value reserve	Translation reserve	Retained earnings	Minority interest	Total equity

Balances at January 1, 2010	(Won)	1,789,079	2,251,113	—	(14,636)	(36,369)	6,050,562	—	10,039,749

Total comprehensive income (loss) for the period
Profit for the period		—	—	—	—	—	1,426,462	1,144	1,427,606

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets		—	—	—	8,535	—	—	—	8,535
Defined benefit plan actuarial gain		—	—	—	—	—	(20,960)	—	(20,960)
Cumulative translation differences		—	—	—	—	(4,130)	—	(85)	(4,215)
Gain on sales of own shares of associates accounted for using the equity method		—	—	923	—	—	—	—	923

Total other comprehensive income (loss)		—	—	923	8,535	(4,130)	(20,960)	(85)	(15,717)

Total comprehensive income (loss) for the period	(Won)	—	—	923	8,535	(4,130)	1,405,502	1,059	1,411,889

Transaction with owners, recorded directly in equity
Dividends to equity holders		—	—	—	—	—	(178,908)	—	(178,908)
Changes in ownership interests in subsidiaries		—	—	—	—	—	—	16,592	16,592

Balances at September 30, 2010	(Won)	1,789,079	2,251,113	923	(6,101)	(40,499)	7,277,156	17,651	11,289,322

Balances at January 1, 2011	(Won)	1,789,079	2,251,113	810	(5,560)	(30,548)	7,031,163	24,910	11,060,967

Total comprehensive income (loss) for the period
Loss for the period		—	—	—	—	—	(776,337)	(5,304)	(781,641)

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets		—	—	—	3,606	—	—	—	3,606
Defined benefit plan actuarial gain		—	—	—	—	—	1,168	—	1,168
Cumulative translation differences		—	—	—	—	70,540	—	1,717	72,257
Loss on sales of own shares of associates accounted for using the equity method		—	—	(346)	—	—	—	—	(346)

Total other comprehensive income (loss)		—	—	(346)	3,606	70,540	1,168	1,717	76,685

Total comprehensive income (loss) for the period	(Won)	—	—	(346)	3,606	70,540	(775,169)	(3,587)	(704,956)

Transaction with owners, recorded directly in equity
Dividends to equity holders		—	—	—	—	—	(178,908)	—	(178,908)
Changes in ownership interests in subsidiaries		—	—	—	—	—	—	5,709	5,709

Balances at September 30, 2011	(Won)	1,789,079	2,251,113	464	(1,954)	39,992	6,077,086	27,032	10,182,812

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

For the nine-month periods ended September 30, 2011 and 2010

(In millions of won)	2011		2010

Cash flows from operating activities:
Profit (loss) for the period	(Won)	(781,641)	1,427,606
Adjustments for:
Income tax expense (benefit)		(166,120)	262,167
Depreciation		2,484,028	2,023,120
Amortization of intangible assets		173,271	119,737
Gain on foreign currency translation		(166,063)	(136,802)
Loss on foreign currency translation		289,381	204,450
Gain on disposal of property, plant and equipment		(597)	(1,382)
Loss on disposal of property, plant and equipment		472	316
Finance income		(49,176)	(152,862)
Finance costs		245,481	123,419
Equity in loss (gain) of equity method accounted investees, net		(3,414)	(10,506)
Other income		(18,962)	(30,065)
Other expenses		236,405	345,355
Other non-operating loss		7	—

		2,243,072	4,174,553

Change in trade accounts and notes receivable		730,753	(644,113)
Change in other accounts receivable		(104,751)	(29,612)
Change in other current assets		(51,917)	(98,228)
Change in inventories		(153,587)	(786,723)
Change in other non-current accounts receivable		—	52
Change in other non-current assets		(30,317)	(49,477)
Change in trade accounts and notes payable		(223,293)	873,216
Change in other accounts payable		(20,400)	(128,921)
Change in accrued expenses		(119,446)	173,401
Change in other current liabilities		9,330	(9,138)
Change in long-term advances received		281,975	90,480
Change in other non-current liabilities		15,070	8,483
Change in provisions		(171,306)	(133,695)
Change in defined benefit obligation		(8,093)	(72,139)

Cash generated from operating activities		2,397,090	3,368,139
Income taxes paid		(157,588)	(227,133)
Interest received		54,220	85,902
Interest paid		(109,996)	(79,695)

Net cash from operating activities	(Won)	2,183,726	3,147,213

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows, Continued

(Unaudited)

For the nine-month periods ended September 30, 2011 and 2010

(In millions of won)	2011		2010

Cash flows from investing activities:
Dividends received	(Won)	6,130	18,962
Proceeds from withdrawal of deposits in banks		2,401,500	3,600,000
Increase in deposits in banks		(1,214,500)	(3,001,500)
Acquisition of investments in equity accounted investees		(40,610)	(36,039)
Proceed from disposal of investments in equity accounted investees		2,045	20,530
Acquisition of property, plant and equipment		(2,877,626)	(2,955,433)
Proceeds from disposal of property, plant and equipment		800	1,860
Acquisition of intangible assets		(154,636)	(134,553)
Grant received		1,560	41
Payment for settlement of derivatives		—	(5,358)
Proceeds from settlement of derivatives		26,797	—
Proceeds from collection of short-term loans		45	41
Acquisition of other non-current financial assets		(45,671)	(34,321)
Proceed from disposal of other non-current financial assets		121,651	2,627
Acquisition of LCD module business		—	(238,482)

Net cash used in investing activities		(1,772,515)	(2,761,625)

Cash flows from financing activities:
Proceeds from short-term borrowings		1,271,577	889,917
Repayment of short-term borrowings		(2,084,505)	(695,419)
Issuance of debentures		896,209	918,302
Proceeds from long-term borrowings		591,921	454,679
Repayment of long-term borrowings		—	(120,000)
Repayment of current portion of long-term debts		(838,800)	(1,278,219)
Increase in non-controlling interest		5,709	16,592
Payment of cash dividend		(178,908)	(178,908)

Net cash from (used in) financing activities		(336,797)	6,944

Net Increase in cash and cash equivalents		74,414	392,532
Cash and cash equivalents at January 1		1,631,009	817,982
Effect of exchange rate fluctuations on cash held		10,194	34,177

Cash and cash equivalents at September 30	(Won)	1,715,617	1,244,691

See accompanying notes to the condensed consolidated interim financial statements.

1.	Reporting Entity

(a)	Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 under its original name of LG Soft, Ltd. as a wholly owned subsidiary of LG Electronics Inc. In 1998, LG Electronics Inc. and LG Semicon Co., Ltd. transferred their respective Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) related business to the Controlling Company. The main business of the Controlling Company and its subsidiaries is to manufacture and sell TFT-LCD panels. The Controlling Company is a stock company (“Jusikhoesa”) domiciled in the Republic of Korea with its address at 65-228 Hangang-ro 3-ga, Yongsan-gu, Seoul, the Republic of Korea. In July 1999, LG Electronics Inc. and Koninklijke Philips Electronics N.V. (“Philips”) entered into a joint venture agreement. Pursuant to the agreement, the Controlling Company changed its name to LG.Philips LCD Co., Ltd. However, on February 29, 2008, the Controlling Company changed its name to LG Display Co., Ltd. based upon the approval of shareholders at the general shareholders’ meeting on the same date as a result of the decrease in Philips’s share interest in the Controlling Company and the possibility of its business expansion to Organic Light Emitting Diode (“OLED”) and Flexible Display products. As of September 30, 2011, LG Electronics Inc. owns 37.9% (135,625,000 shares) of the Controlling Company’s common shares.

As of September 30, 2011, the Controlling Company has its TFT-LCD manufacturing plants, OLED manufacturing plant and LCD Research & Development Center in Paju and TFT-LCD manufacturing plants and OLED manufacturing plant in Gumi. The Controlling Company has overseas subsidiaries located in the United States of America, Europe and Asia.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of September 30, 2011, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL.” One ADS represents one-half of one share of common stock. As of September 30, 2011, there are 24,143,192 ADSs outstanding.

(b)	Changes in Investments of Consolidated Subsidiaries

In January and June 2011, the Controlling Company invested (Won)14,363 million and (Won)35,618 million, respectively, in cash for the capital increase of LG Display Nanjing Co., Ltd. (“LGDNJ”). There were no changes in the Controlling Company’s ownership percentage in LGDNJ as a result of these additional investments.

In February and April 2011, the Controlling Company invested (Won)3,417 million and (Won)2,525 million, respectively, in cash for the capital increase of LUCOM Display Technology (Kunshan) Limited(“LUCOM”). There were no changes in the Controlling Company’s ownership percentage in LUCOM as a result of these additional investments.

In June 2011, the Controlling Company invested (Won)86,520 million in cash for the capital increase of LG Display America, Inc. (“LGDUS”). There were no changes in the Controlling Company’s ownership percentage in LGDUS as a result of this additional investment.

1.	Reporting Entity, Continued

(b)	Changes in Investments of Consolidated Subsidiaries, Continued

In June and September 2011, the Controlling Company invested (Won)3,000 million each, (Won)6,000 million in total, in cash for the capital increase of Image & Materials, Inc. (“I&M”). There were no changes in the Controlling Company’s ownership percentage in I&M as a result of these additional investments.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

The condensed interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRSs”) 1034 Interim Financial Reporting. They do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Group as of and for the year ended December 31, 2010.

The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on October 19, 2011.

(b)	Basis of Measurement

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•	derivative financial instruments measured at fair value;

•	financial instruments at fair value through profit or loss measured at fair value;

•	available-for-sale financial assets measured at fair value;

•	liabilities for cash-settled share-based payment arrangements measured at fair value; and

•	liabilities for defined benefit plans recognized at the net total of present value of defined benefit obligation less the fair value of plan assets

(c)	Functional and Presentation Currency

The condensed consolidated interim financial statements are presented in Korean won, which is the Controlling Company’s functional currency. All amounts in Korean won are in millions unless otherwise stated.

2.	Basis of Presenting Financial Statements, Continued

(d)	Use of Estimates and Judgments

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied in its financial statements as of and for the year ended December 31, 2010.

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Group in the preparation of its consolidated interim financial statements are the same as those followed by the Group in its preparation of the consolidated financial statements as of and for the year ended December 31, 2010, except for the application of the Statements of K-IFRS 1034 Interim Financial Reporting.

4.	Financial Risk Management

The objectives and policies on financial risk management followed by the Group are consistent with those disclosed in the consolidated financial statements as of and for the year ended December 31, 2010.

5.	Inventories

Inventories as of September 30, 2011 and December 31, 2010 are as follows:

(In millions of won)
	2011		2010

Finished goods	(Won)	944,615	978,386
Work-in-process		712,142	612,497
Raw materials		517,555	421,593
Supplies		194,492	202,741

	(Won)	2,368,804	2,215,217

5.	Inventories, Continued

For the nine-month periods ended September 30, 2011 and 2010, changes in finished goods, work in process raw materials and supplies recognized as cost of sales and write-downs of inventories to net realizable value and reversal of such write-downs also included in cost of sales are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2011		2010	2011	2010
Inventories recognized as cost of sales	(Won)	6,088,298	5,926,362	16,816,817	15,691,287
Including: inventory write-downs (reversals)		1,115	95,246	(983)	97,876

6.	Investments in Equity Accounted Investees

The Controlling Company is a member of limited partnership in the LB Gemini New Growth Fund No. 16 (“the Fund”). The Controlling Company is paid (Won)1,356 million and (Won)689 million in February and June 2011, respectively, by the Fund and made additional cash investment of (Won)6,210 million during the nine-month period ended September 30, 2011. As of September 30, 2011, the Controlling Company has a 30.6% equity interest in the Fund and is committed to make investment of up to an aggregate of (Won)30,000 million.

In April 2011, the Controlling Company acquired 1,600,000 common shares of Narenanotech Corporation (“NARENANOTECH”), which manufactures components used in image display and wireless communications apparatus, at (Won)20,000 million in cash. In June 2011, the Controlling Company acquired additional 800,000 common shares at (Won)10,000 million in cash. As of September 30, 2011, 23% of NARENANOTECH is owned by the Controlling Company and the Controlling Company has the right to assign a director in the board of directors of NARENANOTECH.

In April 2011, the Controlling Company acquired 440,000 common shares of Paju Electric Glass Co., Ltd. (“PEG”) at (Won)4,400 million in cash. There were no changes in the Controlling Company’s ownership percentage in PEG as a result of this additional investment.

The Controlling Company’s ownership in Can Yang Investments Limited reduced from 15% to 12% since the Controlling Company did not participate in Can Yang Investments Limited’s capital increase by issuing new stocks. The Controlling Company has significant influence over Can Yang Investments Limited as the Controlling Company has the right to assign a director in the board of directors of Can Yang Investments Limited.

The entire carrying amount of the investment in RPO, Inc. of (Won)10,866 million, which was acquired for research and development on Digital Waveguide Touch technology in 2009, has been impaired fully as of September 30, 2011 as the recovery of the investment is no longer probable. In addition, the Controlling Company recognized an impairment loss of (Won)3,378 million for the difference between the carrying amount of and the recoverable amount from the investment in Dynamic Solar Design Co., Ltd., which was acquired for develop, manufacture and sell solar battery and flat-panel display in 2009.

7.	Property, Plant and Equipment

For the nine-month periods ended September 30, 2011 and 2010, the Group purchased property, plant and equipment of (Won)4,552,247 million and (Won)4,507,185 million, respectively. The capitalized borrowing costs and annualized capitalization rate are (Won)24,279 million and 5.17%, and (Won)15,612 million and 3.59% for the nine-month periods ended September 30, 2011 and 2010, respectively. Also for the nine-month periods ended September 30, 2011 and 2010, the Group disposed of property, plant and equipment with carrying amounts of (Won)682 million and (Won)794 million, respectively. The Group recognized (Won)597 million and (Won)472 million as gain and loss, respectively, on disposal of property, plant and equipment for the nine-month period ended September 30, 2011 (gain and loss for the nine-month period ended on September 30, 2010: (Won)1,382 million and (Won)316 million, respectively).

8.	Intangible Assets

The Group capitalizes the expenses related to development activities, such as expense incurred on designing, manufacturing and testing of products that are ultimately selected for production. The balances of capitalized development costs as of September 30, 2011 and December 31, 2010 are (Won)151,630 million and (Won)151,697 million, respectively.

9.	Financial Instruments

(a)	Credit risk

(i)	Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of September 30, 2011 and December 31, 2010 is as follows:

(In millions of won)
	2011		2010

Cash and cash equivalents	(Won)	1,715,617	1,631,009
Trade accounts and notes receivable, net		2,431,893	3,000,661
Other accounts receivable, net		223,970	244,662
Available-for-sale financial assets		49,674	42,753
Financial assets at fair value through profit or loss		15,860	16,804
Deposits		59,900	49,792
Derivatives		—	9,254
Deposits in banks		316,000	1,503,000
Others		695	13

	(Won)	4,813,609	6,497,948

9.	Financial Instruments, Continued

The maximum exposure to credit risk for trade accounts and notes receivable as of September 30, 2011 and December 31, 2010 by geographic region is as follows:

(In millions of won)
	2011		2010

Domestic	(Won)	76,157	79,275
Euro-zone countries		334,440	456,145
Japan		179,264	265,732
United States		440,255	546,364
China		951,788	823,020
Taiwan		357,109	720,918
Others		92,880	109,207

	(Won)	2,431,893	3,000,661

Approximately, 95% of the Group’s trade accounts and notes receivables from the third parties are insured by Korea Trade Insurance Corporation against credit risks associated with the collection of receivables.

(ii)	Impairment loss

The aging of trade accounts and notes receivable and the related allowance for impairment as of September 30, 2011 and December 31, 2010 are as follows:

(In millions of won)
	2011			2010
	Book Value		Impairment loss	Book Value	Impairment loss
Not past due	(Won)	2,364,632	(208)	2,905,600	(514)
Past due 1-15 days		55,929	(12)	25,628	(4)
Past due 16-30 days		3,096	(5)	43,820	(6)
Past due 31-60 days		4,229	—	21,369	(4)
More than 60 days		4,235	(3)	4,776	(4)

	(Won)	2,432,121	(228)	3,001,193	(532)

The movement in the allowance for impairment in respect of trade accounts and notes receivable during the nine-month period ended September 30, 2011 and the year ended December 31, 2010 are as follows:

(In millions of won)
	2011		2010

Balance at the beginning of the year	(Won)	532	365
Bad debt expense (reversal of allowance for doubtful accounts)		(304)	167

Balance at the end of the year	(Won)	228	532

9.	Financial Instruments, Continued

(b)	Liquidity risk

(i)	The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements as of September 30, 2011:

(In millions of won)
	Carrying amount		Contractual cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loan	(Won)	58,975	62,604	660	660	1,320	59,964	—
Unsecured bank loans		1,911,899	2,006,192	806,494	118,459	418,421	659,278	3,540
Unsecured bond issues		2,555,924	2,909,385	55,800	209,461	1,003,399	1,640,725	—
Financial liabilities at fair value through profit or loss		88,548	90,902	—	90,902	—	—	—
Trade accounts and notes payable		2,887,659	2,887,659	2,887,659	—	—	—	—
Other accounts payable		4,263,236	4,263,236	4,263,236	—	—	—	—
Other non-current payable		55,640	59,576	—	—	59,576	—	—
Derivative financial liabilities
Forward exchange contracts not used for hedging:
Outflow		18,959	307,926	307,926	—	—	—	—
Inflow		—	(288,725)	(288,725)	—	—	—	—

	(Won)	11,840,840	12,298,755	8,033,050	419,482	1,482,716	2,359,967	3,540

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

(ii)	As of September 30, 2011, there is no derivative designated as a cash flow hedge.

9.	Financial Instruments, Continued

(c)	Currency risk

(i)	Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts as of September 30, 2011 and December 31, 2010 is as follows:

(In millions)	2011
	USD	JPY	CNY	TWD	EUR	PLN	SGD
Cash and cash equivalents	495	3,803	310	2	20	9	—
Trade accounts and notes receivable	1,522	1,718	1,190	52	28	21	—
Other accounts receivable	107	321	155	159	5	—	—
Available-for-sale financial assets	9	—	—	55	—	—	—
Financial assets at fair value through profit or loss	—	—	—	410	—	—	—
Other assets denominated in foreign currencies	1	130	20	14	—	—	1
Trade accounts and notes payable	(1,129)	(28,767)	(1,556)	(55)	(9)	—	—
Other accounts payable	(79)	(25,098)	(368)	(9)	(9)	(10)	—
Other non-current accounts payable	(13)	—	—	—	(25)	—	—
Debts	(1,406)	(13,000)	(207)	—	(32)	—	—
Bonds	(347)	(9,981)	—	—	—	—	—
Financial liabilities at fair value through profit or loss	(75)	—	—	—	—	—	—

Gross statement of financial position exposure	(915)	(70,874)	(456)	628	(22)	20	1

Derivatives	(260)	—	—	—	—	—	—

Net exposure	(1,175)	(70,874)	(456)	628	(22)	20	1

9.	Financial Instruments, Continued

(In millions)	2010
	USD	JPY	CNY	TWD	EUR	PLN	SGD
Cash and cash equivalents	954	151	342	2	23	8	—
Trade accounts and notes receivable	2,570	7	69	—	14	—	—
Other accounts receivable	10	5	62	3,172	—	—	—
Available-for-sale financial assets	9	—	—	118	—	—	—
Financial assets at fair value through profit or loss	—	—	—	430	—	—	—
Other assets denominated in foreign currencies	1	196	13	12	—	67	1
Trade accounts and notes payable	(1,638)	(15,683)	(90)	—	(2)	—	—
Other accounts payable	(73)	(16,622)	(270)	(18)	(12)	(12)	—
Other non-current accounts payable	(12)	—	—	—	(25)	—	—
Debts	(1,192)	(71,889)	(412)	—	(48)	—	—
Bonds	(345)	(9,965)	—	—	—	—	—
Financial liabilities at fair value through profit or loss	(74)	—	—	—	—	—	—

Gross statement of financial position exposure	210	(113,800)	(286)	3,716	(50)	63	1

Derivatives	(420)	—	—	—	—	—	—

Net exposure	(210)	(113,800)	(286)	3,716	(50)	63	1

Average exchange rates applied for the nine-month periods ended September 30, 2011 and 2010, and the exchange rates at September 30, 2011 and December 31, 2010 are as follows:

(In won)	Average rate			Spot rate
	2011		2010	September 30, 2011		December 31, 2010
USD	(Won)	1,095.31	1,164.72	(Won)	1,179.50	1,138.90
JPY		13.60	13.02		15.37	13.97
CNY		168.51	171.09		184.37	172.50
TWD		37.65	36.51		38.72	39.08
EUR		1,540.66	1,531.35		1,601.35	1,513.60
PLN		383.92	382.59		361.20	381.77
SGD		878.06	841.98		908.29	884.00

9.	Financial Instruments, Continued

(ii)	Sensitivity analysis

A weakening of the won, as indicated below, against the following currencies which comprise the Group’s financial assets or liabilities denominated in foreign currency as of September 30, 2011 and December 31, 2010 would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the end of each reporting period. The analysis assumes that all other variables, in particular interest rates, remain constant. The changes in equity and profit or loss are as follows:

(In millions of won)	September 30, 2011		December 31, 2010
	Equity	Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	(53,711)	(42,764)	(9,119)	(29,823)
JPY (5 percent weakening)	(42,174)	(38,129)	(60,256)	(59,738)
CNY (5 percent weakening)	(3,246)	—	(1,867)	—
TWD (5 percent weakening)	939	482	5,504	4,859
EUR (5 percent weakening)	(1,411)	(2,625)	(2,923)	(3,666)
PLN (5 percent weakening)	291	92	928	1,065
SGD (5 percent weakening)	14	—	23	—

A strengthening of the won against the above currencies as of September 30, 2011 and December 31, 2010 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

9.	Financial Instruments, Continued

(d)	Interest rate risk

(i)	Profile

The interest rate profile of the Group’s interest-bearing financial instruments as of September 30, 2011 and December 31, 2010 are as follows:

(In millions of won)
	2011		2010
Fixed rate instruments
Financial assets	(Won)	2,046,188	3,268,887
Financial liabilities		(2,087,528)	(1,584,533)

	(Won)	(41,340)	1,684,354

Variable rate instruments
Financial assets	(Won)	600	—
Financial liabilities		(2,527,818)	(3,058,390)

	(Won)	(2,527,218)	(3,058,390)

(ii)	Fair value sensitivity analysis for fixed rate instruments

The Group has recognized some fixed rate financial assets as financial assets at fair value through profit or loss. The increase of the interest rate by 100 basis points would have decreased the Group’s equity and profit and loss by (Won)359 million and the decrease of the interest rate by 100 basis points would have increased the Group’s equity and profit and loss by (Won)365 million.

(iii)	Cash flow sensitivity analysis for variable rate instruments

As of September 30, 2011 and December 31, 2010, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for each year following the reporting dates. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)	Equity			Profit or loss
	1% increase		1% decrease	1% increase	1% decrease
September 30, 2011
Variable rate instruments	(Won)	(19,573)	19,573	(19,573)	19,573

December 31, 2010
Variable rate instruments	(Won)	(23,183)	23,183	(23,183)	23,183

9.	Financial Instruments, Continued

(e)	Fair values

(i)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the condensed consolidated interim statements of financial position, are as follows:

(In millions of won)
	September 30, 2011			December 31, 2010
	Carrying amounts		Fair values	Carrying amounts	Fair values
Assets carried at fair value
Available-for-sale financial assets	(Won)	49,674	49,674	42,753	42,753
Financial assets at fair value through profit or loss		15,860	15,860	16,804	16,804
Derivatives		—	—	9,254	9,254

	(Won)	65,534	65,534	68,811	68,811

Assets carried at amortized cost
Cash and cash equivalents	(Won)	1,715,617	1,715,617	1,631,009	1,631,009
Trade accounts and notes receivable		2,431,893	2,431,893	3,000,661	3,000,661
Other accounts receivable		223,970	223,970	244,662	244,662
Deposits in banks		316,000	316,000	1,503,000	1,503,000
Deposits		59,900	59,900	49,792	49,792
Others		695	695	13	13

	(Won)	4,748,075	4,748,075	6,429,137	6,429,137

Liabilities carried at fair value
Financial liabilities at fair value through profit or loss	(Won)	88,548	88,548	84,338	84,338
Derivatives		18,959	18,959	956	956

	(Won)	107,507	107,507	85,294	85,294

Liabilities carried at amortized cost
Secured bank loans	(Won)	58,975	58,975	56,945	56,945
Unsecured bank loans		1,911,899	1,910,754	2,673,146	2,672,790
Unsecured bond issues		2,555,924	2,683,980	1,828,494	1,859,102
Trade accounts and notes payable		2,887,659	2,887,659	2,961,995	2,961,995
Other accounts payable		4,263,236	4,263,236	2,592,527	2,592,527
Other non-current liabilities		55,640	55,047	51,409	55,920

	(Won)	11,733,333	11,859,651	10,164,516	10,199,279

The basis for determining fair values above by the Group are consistent with those disclosed in the consolidated financial statements as of and for the year ended December 31, 2010.

9.	Financial Instruments, Continued

(ii)	Interest rates used for determining fair value

The significant interest rates applied for determination of the above fair value as of September 30, 2011 and December 31, 2010 are as follows:

	2011	2010
Derivatives	3.98%	3.31%
Debts and bonds	4.09%	3.58%

(iii)	Fair value hierarchy

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

(In millions of won)
	Level 1		Level 2	Level 3	Total
September 30, 2011
Available-for-sale financial assets	(Won)	15,300	—	34,374	49,674
Financial assets at fair value through profit or loss		15,860	—	—	15,860

	(Won)	31,160	—	34,374	65,534

Financial liabilities at fair value through profit or loss	(Won)	(88,548)	—	—	(88,548)
Derivatives		—	(18,959)	—	(18,959)

	(Won)	(88,548)	(18,959)	—	(107,507)

(In millions of won)
	Level 1		Level 2	Level 3	Total
December 31, 2010
Available-for-sale financial assets	(Won)	16,668	—	26,085	42,753
Financial assets at fair value through profit or loss		16,804	—	—	16,804
Derivatives		—	9,254	—	9,254

	(Won)	33,472	9,254	26,085	68,811

Financial liabilities at fair value through profit or loss	(Won)	(84,338)	—	—	(84,338)
Derivatives		—	(956)	—	(956)

	(Won)	(84,338)	(956)	—	(85,294)

9.	Financial Instruments, Continued

The derivative financial assets and liabilities are classified as Level 2 since all significant inputs to compute the fair value of the over-the-counter derivatives were observable.

In order to determine the fair value of Level 3 instruments, management used a valuation technique in which all significant inputs were based on unobservable market data. The fair values of the Level 3 instruments have been computed using discounted cash flow and option pricing model considering the financial conditions of the invested companies and by discounting estimated future cash flows from stock using yield rate that reflects invested companies’ credit risks.

Changes in Level 3 instruments are as follows:

(In millions of won)				Net realized/unrealized gains included in
	December 31, 2010		Purchases, disposal and others	Profit or loss	Other comprehensive income	Transfer to other levels	September 30, 2011
Available-for-sale financial assets	(Won)	26,085	2,674	—	5,615	—	34,374

(f)	Capital Management

Management’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowing to equity ratio and other financial ratios are used by management to achieve optimal capital structure. Management also monitors the level of dividends to ordinary shareholders. Equity, defined by K-IFRS, is identical to the definition of capital, managed by management.

(In millions of won)
	September 30, 2011		December 31, 2010
Total liabilities	(Won)	14,591,298	12,796,691
Total equity		10,182,812	11,060,967
Cash and deposits in banks(*)		2,031,617	3,134,009
Borrowings		4,615,346	4,642,923
Liabilities to equity ratio		143%	116%
Net borrowing to equity ratio		25%	14%

(*)	Cash and deposits in banks consist of cash and cash equivalents and deposit in banks.

10.	Financial Liabilities

(a)	Financial liabilities as of September 30, 2011 and December 31, 2010 are as follows:

(In millions of won)
	2011		2010
Current
Short-term borrowings	(Won)	408,963	1,213,462
Current portion of long-term debt		635,549	886,561
Derivatives		18,959	956
Convertible bonds		88,548	—

	(Won)	1,152,019	2,100,979

Non-current
Won denominated borrowings	(Won)	17,774	19,143
Foreign currency denominated borrowings		1,061,960	810,925
Bonds		2,402,552	1,628,494
Convertible bonds		—	84,338

	(Won)	3,482,286	2,542,900

Above financial liabilities, except for convertible bonds which are designated as financial liabilities at fair value through profit or loss and derivative liabilities, are measured at amortized cost.

(b)	Short-term borrowings as of September 30, 2011 and December 31, 2010 are as follows:

(In millions of won, USD, JPY and CNY)
Lender	Annual interest rate as of September 30, 2011(*)	2011		2010
Korea Development Bank and others	LIBOR+0.70~0.75%	(Won)	294,913		12,139

Bank of China and others	3ML+1.5~1.9%,		36,508		162,115

Mizuho Bank	—		—		55,574
Shinhan Bank and others	—		—		643,215
	5.29%		711		711
Bank of Tokyo-Mitsubishi UFJ	3ML+1.0%		76,831		69,854
	—		—		69,854
Woori Bank	—		—		200,000

Foreign currency equivalent		USD	281	USD	95
		JPY	5,000	JPY	63,889
			—	CNY	71

		(Won)	408,963		1,213,462

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

10.	Financial Liabilities, Continued

(c)	Local currency long-term debt as of September 30, 2011 and December 31, 2010 is as follows:

(In millions of won)
Lender	Annual interest rate as of September 30, 2011	2011		2010
Shinhan Bank	3-year Korean Treasury Bond rate less 1.25%	(Won)	13,161	16,008
Woori Bank	3-year Korean Treasury Bond rate less 1.25%		4,048	4,048
	2.75%		4,557	2,883
Hana Bank	3M CD + 3.03%		300	300
Less current portion of long-term debt			(4,292)	(4,096)

		(Won)	17,774	19,143

(d)	Foreign currency denominated long-term debt as of September 30, 2011 and December 31, 2010 is as follows:

(In millions of won, USD, JPY, CNY and EUR)
Lender	Annual interest rate as of September 30, 2011	2011		2010
China Communication Bank and others	6ML+1.99% 3M EURIBOR+0.6%, 90%~95% of the Basic Rate published by the People’s Bank of China	(Won)	95,876		145,917
The Export-Import Bank of Korea	6ML+0.69%		41,283		51,251
	6ML+1.78%		58,975		56,945
Korea Development Bank	3ML+0.66~2.79%		464,984		271,212
Kookmin Bank and others	3ML+0.53~1.90%		583,852		683,340
Sumitomo Bank Ltd.	3ML+1.80%		294,875		284,725

Foreign currency equivalent		USD	1,125	USD	1,097
		CNY	207	CNY	341
		EUR	32	EUR	48
		JPY	8,000	JPY	8,000

Less current portion of long-term debt			(477,885)		(682,465)

		(Won)	1,061,960		810,925

10.	Financial Liabilities, Continued

(e)	Details of the Controlling Company’s debentures issued and outstanding as of September 30, 2011 and December 31, 2010 are as follows:

(In millions of won, JPY and USD)
	Maturity	Annual interest rate as of September 30, 2011	2011		2010

Local currency debentures(*)
Publicly issued debentures	November 2012~ August 2016	4.32~5.89%	(Won)	2,000,000		1,100,000
Privately issued debentures	May 2011	—		—		200,000
Less discount on debentures				(6,288)		(3,699)
Less current portion of debentures				—		(200,000)

			(Won)	1,993,712		1,096,301

Foreign currency Debentures(*)
Floating-rate bonds	August 2012 ~ April 2013	3ML+1.80 ~2.40%	(Won)	566,486		538,323

Foreign currency equivalent			USD	350	USD	350
			JPY	10,000	JPY	10,000

Less discount on bonds				(4,274)		(6,130)
Current Portion of bonds				(153,372)		—

			(Won)	408,840		532,193

Financial liabilities at fair value through profit or loss
Foreign currency convertible bonds	April 2012	Zero coupon	(Won)	88,548		84,338

Foreign currency equivalent			USD	75	USD	74

Less current portion of convertible bonds				(88,548)		—

			(Won)	—		84,338

			(Won)	2,402,552		1,712,832

(*)	Principal of the debentures is to be repaid at maturity and interests are paid quarterly. The Controlling Company publicly issued debentures as follows:

(In millions of won)
Issue date	Maturity date	Interest rate	Face amount
February 28, 2011	February 28, 2016	4.95%	(Won)	300,000
April 12, 2011	April 12, 2014	4.42%		300,000
August 25, 2011	August 25, 2016	4.32%		300,000

10.	Financial Liabilities, Continued

(f)	Details of the convertible bonds are as follows:

Terms and Conditions
Issue date	April 18, 2007
Maturity date	April 18, 2012
Conversion period	April 19, 2008~April 3, 2012
Coupon interest rate	0%
Conversion price (in won) per share	(Won)47,892

The Group designated foreign currency denominated convertible bonds as financial liabilities at fair value through profits or loss and recognizes the convertible bonds at fair value with changes in fair value recognized in profit or loss.

The bonds will be repaid at 116.77% of the principal amount at maturity unless the bonds are converted. During the year ended December 31, 2010, put options attached to the convertible bonds amounting to USD484 million were exercised and the Group repaid USD531 million for the convertible bonds at 109.75% of the principal amount. Put options not exercised were expired.

The Group measured the convertible bonds at their fair value using the market quotes available at Bloomberg and it was assumed that the remaining convertible bonds will be repaid in full at maturity and they were reclassified as current liabilities.

The Group is entitled to exercise a call option after three years from the date of issue at the amount of the principal and interest, calculated at 3.125% of the annual yield to maturity, from the issue date to the repayment date. The call option can be exercised only when the market price of the common shares on each of 20 trading days in 30 consecutive trading days ending on the trading day immediately prior to the date upon which notice of such redemption is published exceeds at least 130% of the conversion price. In addition, in the event that at least 90% of the initial principal amount of the bonds has been redeemed, converted, or purchased and cancelled, the remaining bonds may also be redeemed, at the Group’s option, at the amount of the principal and interest (3.125% per annum) from the date of issue to the repayment date prior to their maturity.

Based on the terms and conditions of the bond, the conversion price was decreased from (Won)48,075 to (Won)47,892 per share due to the Controlling Company’s declaration of cash dividends of W500 per share for the year ended December 31, 2010.

As of September 30, 2011 and December 31, 2010, the number of common shares to be issued if the outstanding convertible bonds are fully converted is as follows:

(In won and share)
	2011		2010

Convertible bonds (*)	(Won)	61,617,600,000	61,617,600,000
Conversion price	(Won)	47,892	48,075
Common shares to be issued		1,286,594	1,281,697

(*)	The exchange rate for the conversion is fixed at (Won)933.6 to USD1. The face value of the convertible bonds amounted to USD66 million as of September 30, 2011 and December 31, 2010.

10.	Financial Liabilities, Continued

(g)	Aggregate maturities of the Group’s financial liabilities as of September 30, 2011 are as follows:

(In millions of won)
Period	Local currency long-term debt		Foreign currency long-term debt	Debentures	Convertible bonds	Total

Within 1 year	(Won)	4,292	477,885	153,372	88,548	724,097
1~5 year		14,407	1,061,960	2,402,552	—	3,478,919
Thereafter		3,367	—	—	—	3,367

	(Won)	22,066	1,539,845	2,555,924	88,548	4,206,383

11.	The Nature of Expenses

The nature of expenses for the nine-month periods ended September 30, 2011 and 2010 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2011		2010	2011	2010
Changes in inventories	(Won)	453,143	(235,363)	(153,587)	(823,827)
Purchase of raw material and merchandise		3,806,522	4,379,649	11,403,527	11,842,982
Depreciation and amortization		947,892	804,487	2,657,299	2,142,857
Labor costs		481,326	530,382	1,651,016	1,421,244
Supplies and others		218,646	275,940	820,289	748,108
Utility expense		155,655	138,068	419,144	349,221
Fees and commissions		106,562	94,846	321,824	263,705
Shipping costs		65,665	105,765	227,872	320,681
Outsourcing fee		32,943	29,412	100,418	72,969
After-sale service expenses		15,968	87,416	56,090	179,552
Others		365,347	268,438	893,031	750,043

	(Won)	6,649,669	6,479,040	18,396,923	17,267,535

Total expenses consist of cost of sales, selling, administrative, research and development expenses and others (except foreign exchange difference).

For the nine-month period ended September 30, 2011, other income and other expenses contained exchange differences amounting to (Won)978,068 million and (Won)1,064,186 million, respectively (nine-month period ended September 30, 2010 : (Won)1,055,486 million and (Won)1,130,004 million, respectively).

The expenses for the nine-month period ended September 30, 2010 are reclassified to conform to the criteria of classification for the nine-month period ended September 30, 2011.

12.	Selling and Administrative Expenses

Details of selling and administrative expenses for the nine-month periods ended September 30, 2011 and 2010 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2011		2010	2011	2010
Salaries	(Won)	39,213	56,649	153,832	156,396
Expenses related to defined benefit plan		4,702	2,983	14,032	11,589
Other employee benefit		14,682	13,021	48,734	38,685
Shipping costs		57,889	82,122	193,118	258,122
Fees and commissions		45,293	41,436	129,193	115,890
Depreciation and amortization		49,459	34,606	136,883	103,428
Taxes and dues		2,371	5,883	23,696	15,220
Advertising		26,608	19,963	89,138	58,846
After-sale service expenses		15,968	87,416	56,090	179,552
Others		30,169	36,595	102,098	96,227

	(Won)	286,354	380,674	946,814	1,033,955

The expenses for the nine-month period ended September 30, 2010 are reclassified to conform to the criteria of classification for the nine-month period ended September 30, 2011.

13.	Other Income and Other Expenses

(a)	Details of other income for the nine-month periods ended September 30, 2011 and 2010 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2011		2010	2011	2010
Rental income	(Won)	1,565	718	4,679	2,728
Foreign currency gain		409,082	362,009	978,068	1,055,486
Gain on disposal of property, plant and equipment		172	73	597	1,382
Reversal of allowance for doubtful accounts for other receivables		5	57	306	—
Reversal of stock compensation cost		42	—	463	—
Commission earned		1,565	3,520	3,634	4,164
Others		7,884	2,004	12,450	3,077

	(Won)	420,315	368,381	1,000,197	1,066,837

(b)	Details of other expenses for the nine-month periods ended September 30, 2011 and 2010 are as follows:

(In millions of won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2011		2010	2011	2010
Other bad debt expense	(Won)	241	97	1,216	140
Foreign currency loss		531,432	404,910	1,064,186	1,130,004
Loss on disposal of property, plant and equipment		10	228	472	316
Others		104,225	4,889	104,344	70,661

	(Won)	635,908	410,124	1,170,218	1,201,121

14.	Employee Benefits

The Controlling Company and some of its subsidiaries maintain defined benefit plans that provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Group. The Controlling Company’s defined benefit plan, if legal requirements are satisfied, allows interim settlement upon the employee’s election. Subsequent to the interim settlement, service term used for severance payment calculation is remeasured from the settlement date.

(a)	Recognized liabilities for defined benefit obligations as of September 30, 2011 and December 31, 2010 are as follows:

(In millions of won)
	2011		2010
Present value of partially funded defined benefit obligations	(Won)	434,289	360,540
Fair value of plan assets		(279,743)	(281,825)

	(Won)	154,546	78,715

(b)	Expenses recognized in profit and loss for the nine-month periods ended September 30, 2011 and 2010 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2011		2010	2011	2010
Current service cost	(Won)	26,819	21,901	80,448	65,938
Interest cost		4,746	3,678	14,238	11,033
Expected return on plan assets		(3,088)	(3,236)	(9,265)	(9,709)
Past service cost		—	—	—	12,778

	(Won)	28,477	22,343	85,421	80,040

(c)	Plan assets as of September 30, 2011 and December 31, 2010 are as follows:

(In millions of won)
	2011		2010
Deposits with financial institutions	(Won)	279,743	281,825

(d)	Actuarial gain and loss recognized in other comprehensive income for the nine-month periods ended September 30, 2011 and 2010 is as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2011		2010	2011	2010
Defined benefit plan actuarial gain or loss	(Won)	425	(26,456)	1,497	(26,450)
Income tax		(93)	5,490	(329)	5,490

Defined benefit plan actuarial gain or loss, net of income tax	(Won)	332	(20,966)	1,168	(20,960)

15.	Finance income and Finance costs

(a)	Finance income and costs recognized in profit and loss for the nine-month periods ended September 30, 2011 and 2010 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2011		2010	2011	2010
Finance income
Interest income	(Won)	11,903	22,033	42,993	76,034
Dividend income		131	9	131	9
Foreign currency gain		44,697	127,623	124,237	127,492
Gain on valuation of financial assets at fair value through profit or loss		—	495	4	213
Gain on valuation of financial liabilities at fair value through profit or loss		1,057	—	—	—
Gain on disposal of investments in equity accounted investees		—	—	144	2,506

	(Won)	57,788	150,160	167,509	206,254

Finance costs
Interest expense	(Won)	26,454	36,097	93,573	71,625
Foreign currency loss		231,722	55,367	207,151	132,504
Loss on valuation of financial assets at fair value through profit or loss		135	—	858	1,584
Loss on valuation of financial liabilities at fair value through profit or loss		—	211	1,204	2,055
Loss on sale of trade accounts and notes receivable		5,341	3,250	13,545	6,774
Loss on redemption of debenture		—	—	—	4,138
Loss on disposal of investments in equity accounted investees		321	—	321	421
Impairment loss on investments in equity accounted investees		—	—	14,244	—

	(Won)	263,973	94,925	330,896	219,101

15.	Finance income and Finance costs, Continued

(b)	Finance income and costs recognized in other comprehensive income (loss) for the nine-month periods ended September 30, 2011 and 2010 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2011		2010	2011	2010
Gain on valuation of available-for-sale securities	(Won)	3,365	4,849	5,056	11,495
Tax effect		(836)	(968)	(1,450)	(2,960)

	(Won)	2,529	3,881	3,606	8,535

16.	Commitments

Factoring and securitization of accounts receivable

The Controlling Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD1,541 million ((Won)1,818,011 million) in connection with its export sales transactions. As of September 30, 2011, accounts and notes receivable amounting to USD250 million ((Won)294,913 million) were sold but are not past due.

In October 2006, LG Display America, Inc., LG Display Germany GmbH, LG Display Shanghai Co., Ltd. and others entered into a five-year accounts receivable selling program with Standard Chartered Bank on a revolving basis, of up to USD600 million ((Won)707,700 million). The Controlling Company joined this program in April 2007. For the nine-month period ended September 30, 2011, no accounts and notes receivable were sold under this program. The accounts receivable selling program expired in October 2011.

16.	Commitments, Continued

LG Display Singapore Pte. Ltd., the Controlling Company’s subsidiary, has agreements with Standard Chartered Bank and Citibank for accounts receivable sales negotiating facilities of up to an aggregate of USD250 million ((Won)294,875 million) and USD100 million ((Won)117,950 million), respectively, and as of September 30, 2011, accounts and notes receivable amounting to USD158 million ((Won)185,962 million) and USD43 million ((Won)50,798 million) were sold but are not past due, respectively. LG Display Taiwan Co., Ltd. has agreements with Taishin International Bank, BNP Paribas and Chinatrust Commercial Bank for accounts receivable sales negotiating facilities of up to an aggregate of USD1,062 million ((Won)1,252,629 million), USD65 million ((Won)76,668 million) and USD23 million ((Won)27,129 million), respectively, and, as of September 30, 2011, accounts and notes receivable amounting to USD333 million ((Won)392,638 million), USD52 million ((Won)60,781 million) and USD5 million ((Won)5,516 million) were sold but are not past due, respectively. In addition, LG Display Taiwan Co., Ltd. has agreements with Citibank and Standard Chartered Bank for accounts receivable sales negotiating facilities of up to an aggregate of USD112 million ((Won)132,104 million) and USD260 million ((Won)306,670 million), respectively, and, as of September 30, 2011, accounts and notes receivable amounting to USD62 million ((Won)72,983 million) were sold to Citibank but are not past due. LG Display Shanghai Co., Ltd. has an agreement with BNP Paribas for accounts receivable sales negotiating facilities of up to an aggregate of USD150 million ((Won)176,925 million), and, as of September 30, 2011, accounts and notes receivable amounting to USD117 million ((Won)138,161 million) were sold but are not past due. In July 2009, LG Display Shenzhen Co., Ltd. and LG Display Shanghai Co., Ltd. entered into agreements with Bank of China Limited, and, as of September 30, 2011, accounts and notes receivable amounting to USD107 million ((Won)125,718 million) were sold but are not past due. In June 2010, LG Display Germany GmbH entered into an agreement with Citibank for accounts receivable sales negotiating facilities of up to an aggregate of USD307 million ((Won)362,107 million), and, as of September 30, 2011, accounts and notes receivable amounting to USD209 million ((Won)246,504 million) were sold but are not past due. In addition, LG Display Germany GmbH started forfaiting and accounts and notes receivable amounting to USD28 million ((Won)33,333 million) were sold but are not past due. LG Display America, Inc. has agreements with Australia and New Zealand Banking Group Limited and Standard Chartered Bank for accounts receivable sales negotiating facilities of up to an aggregate of USD80 million ((Won)94,360 million) and USD50 million ((Won)58,975 million), respectively, and, as of September 30, 2011, the amount of accounts and notes receivable amounting to USD79 million ((Won)92,636 million) and USD20 million ((Won)23,470 million) were sold but not past due, respectively. In addition, in June 2011, LG Display America, Inc. has entered into an agreement with Citibank for accounts receivable sales negotiating facilities of up to an aggregate of USD400 million ((Won)471,717 million) and as of September 30, 2011, the amount of accounts and notes receivable amounting to USD400 million ((Won)471,800 million) were sold but are not past due. LG Display Japan Co., Ltd. has an agreement with Sumitomo Mitsui Bank for accounts receivable sales negotiating facilities of up to an aggregate of USD90 million ((Won)106,155 million) and as of September 30, 2011, the amount of accounts and notes receivable amounting to USD22 million ((Won)25,962 million) were sold but are not past due. The Controlling Company has a credit facility agreement with Shinhan Bank pursuant to which the Controlling Company could negotiate its accounts receivables up to an aggregate of (Won)50,000 million in connection with its domestic sales transactions and as of September 30, 2011, accounts and notes receivable amounting to USD20 million ((Won)23,536 million) were sold but are not past due. In addition, The Controlling Company has agreement with Standard Chartered Bank for accounts receivable sales negotiating facilities of up to USD50 million ((Won)58,975 million) and as of September 30, 2011, accounts and notes receivable amounting to USD38 million ((Won)44,736 million) were sold to Standard Chartered Bank but are not past due. In connection with all the above contracts in this paragraph, the Group has sold its accounts receivable without recourse.

16.	Commitments, Continued

Letters of credit

As of September 30, 2011, the Controlling Company has agreements with Korea Exchange Bank in relation to the opening of letters of credit up to USD110 million ((Won)129,745 million), USD20 million ((Won)23,590 million) with China Construction Bank, USD80 million ((Won)94,360 million) with Shinhan Bank, JPY2,000 million ((Won)30,732 million) with Woori Bank, USD90 million ((Won)106,155 million) with Bank of China, USD20 million ((Won)23,590 million) with Hana Bank and JPY25,456 million ((Won)391,154 million) and USD60 million ((Won)70,770 million) with Sumitomo Mitsui Banking Corporation.

Payment guarantees

The Controlling Company receives payment guarantees amounting to USD8.5 million ((Won)10,026 million) and EUR215 million((Won)344,290) from Royal Bank of Scotland and other various banks for a number of occasions including value added tax payments in Poland. As of September 30, 2011, the Controlling Company is providing a payment guarantee to a syndicate of banks including Kookmin Bank and Societe Generale in connection with a EUR32 million ((Won)51,736 million) term loan credit facility of LG Display Poland Sp. zo.o. In addition, the Controlling Company provides payment guarantees on the term loan credit facilities of LG Display America, Inc. and other subsidiaries with an aggregate amount of USD7 million ((Won)8,257 million) for principals and related interests. The Controlling Company provides payment guarantees on the accounts payable of L&T Display Technology (Xiamen) Limited with an amount of USD2 million ((Won)2,359 million).

LG Display Japan Co., Ltd. and other subsidiaries have entered into short-term credit facility agreements of up to USD96 million ((Won)112,642 million), JPY8,000 million ((Won)122,929 million), and CNY500 million ((Won)92,185 million), respectively, with Mizuho Corporate Bank and other various banks. LG Display Japan Co., Ltd. and other subsidiaries are provided with payment guarantees from the Bank of Tokyo-Mitsubishi UFJ and other various banks up to the amounts of USD5 million ((Won)5,898 million), JPY1,300 million ((Won)19,976million) and CNY1,200 million ((Won)221,244 million), respectively, for their local tax payments and etc.

License agreements

As of September 30, 2011, in relation to its TFT-LCD business, the Controlling Company has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

Long-term supply agreement

In connection with a long-term supply agreements, as of September 30, 2011, the Controlling Company’s advances received from customer amount to USD1,080 million ((Won)1,273,860 million) in aggregate. The advances received will offset against outstanding accounts receivable balance after a given period of time, as well as those arising from the supply of products thereafter. The Controlling Company received a payment guarantee amounting to USD200 million ((Won)235,900 million) from Industrial Bank of Korea relating to advances received.

Pledged Assets

Regarding the line of credit up to USD50 million ((Won)58,975 million), the Controlling Company provided with part of its OLED machinery as pledged assets to the Export-Import Bank of Korea.

17.	Contingencies

Patent infringement lawsuit against Chimei Innolux Corp, and others

On December 1, 2006, the Group filed a complaint in the United States District Court for the District of Delaware against Chimei Innolux Corp. (formerly, Chi Mei Optoelectronics Corp.) and AU Optronics Corp. claiming infringement of patents related to liquid crystal displays and the manufacturing processes for TFT-LCDs. Both AU Optronics Corp. and Chimei Innolux Corp. filed counter-claims against the Group claiming infringement of its patents. The Court bifurcated the Group’s trial against AU Optronics Corp., from the trial against Chimei Innolux Corp., holding the first trial against AU Optronics Corp. on June 2, 2009. On February 16, 2010, the Court found that four AU Optronics Corp. patents were valid and were infringed by the Group, and on April 30, 2010, the Court further found that the Group’s four patents were valid but were not infringed by AU Optronics Corp. In October and November 2010, the Group filed motions for reconsideration as to the Court’s findings. On September 20, 2011, the Group and AU Optronics Corp. filed a stipulation for dismissal of the Delaware case and amicably settled the claims and counterclaims between the two parties. As of October 31, 2011, the stay of the Chimei Innolux case is still in place. The Group is unable to predict the ultimate outcome of the Chimei Innolux case.

Anvik Corporation’s lawsuit for infringement of patent

On February 2, 2007, Anvik Corporation filed a patent infringement case against the Group, along with other LCD manufacturing companies in the United States District Court for the Southern District of New York, in connection with the usage of photo-masking equipment manufactured by Nikon Corporation. While there is no significant progress on this case in 2011, the Group is unable to predict the ultimate outcome of this case.

Antitrust investigations and litigations

In December 2006, the Controlling Company received notices of investigation by the Korea Fair Trade Commission, the Japan Fair Trade Commission, the U.S. Department of Justice, and the European Commission with respect to possible anti-competitive activities in the TFT-LCD industry. The Controlling Company subsequently received similar notices from the Canadian Bureau of Competition Policy, the Federal Competition Commission of Mexico, the Secretariat of Economic Law of Brazil and the Taiwan Fair Trade Commission.

In November 2008, the Controlling Company executed an agreement with the U.S. Department of Justice (“DOJ”) whereby the Controlling Company and its U.S. subsidiary, LG Display America, Inc. (“LGDUS”), pleaded guilty to a Sherman Antitrust Act violation and agreed to pay a single total fine of USD400 million. In December 2008, the U.S. District Court for the Northern District of California accepted the terms of the plea agreement and entered a judgment against the Controlling Company and LGDUS and ordered the payment of USD400 million according to the following schedule: USD20 million plus any accrued interest by June 15, 2009, and USD76 million plus any accrued interest by each of June 15, 2010, June 15, 2011, June 15, 2012, June 15, 2013 and December 15, 2013. The agreement resolved all federal criminal charges against the Controlling Company and LGDUS in the United States in connection with this matter.

17.	Contingencies, Continued

On December 8, 2010, the European Commission (“the EC”) issued a decision finding that the Controlling Company engaged in anti-competitive activities in the LCD industry in violation of European competition laws and imposed a fine of EUR215 million. On February 23, 2011, the Controlling Company filed with the European Union General Court an application for partial annulment and reduction of the fine imposed by the EC. The European Union General Court has not ruled on the Controlling Company’s application.

In November 2009, the Taiwan Fair Trade Commission terminated its investigation without any finding of violations or levying of fines. Investigations by the Canadian Bureau of Competition Policy, the Korea Fair Trade Commission, the Federal Competition Commission of Mexico and the Secretariat of Economic Law of Brazil are ongoing. On August 8, 2011, the Korea Fair Trade Commission issued a Examination Report finding that the Controlling Company engaged in anti-competitive activities in violation of Korean fair trade laws and a hearing was held on October 26, 2011. On October 28, 2011, the Korea Fair Trade Commission indicated it would impose a fine on the Controlling Company and other TFT-LCD manufacturers, but a final decision has not been issued.

Subsequent to the commencement of the DOJ investigation, a number of class action complaints were filed against the Controlling Company and other TFT-LCD panel manufacturers in the U.S. and Canada alleging violation of respective antitrust laws and related laws. The class action lawsuits in the U.S. were transferred to the Northern District of California for pretrial proceedings (“MDL Proceedings”). On March 28, 2010, the court certified the class action complaints filed by direct purchasers and indirect purchasers. In January 2011, 78 entities (including groups of affiliated entities) submitted requests for exclusion from the direct purchaser class. The time period for submitting requests for exclusion from the indirect purchaser class has not yet begun. In June 2011, the Controlling Company reached a settlement with the direct purchaser class, and the court issued preliminary approval of the settlement in October, 2011. Trial against the indirect purchaser plaintiff class is set to begin in April 2012.

Similar claims were filed separately by ATS. Claim, LLC, (assignee of Ricoh Electronics, Inc.), AT&T Corp. and its affiliates, Motorola, Inc., Electrograph Technologies Corp. and their respective related entities, all of which have been transferred to the MDL Proceedings. In November 2010, ATS Claim, LLC dismissed its action as to the Controlling Company pursuant to a settlement agreement. In addition, in 2010, TracFone Wireless Inc., Best Buy Co., Inc. and its affiliates, Target Corp., Sears, Roebuck and Co., Kmart Corp., Old Comp Inc., Good Guys, Inc., RadioShack Corp., Newegg Inc., Costco Wholesale Corp., Sony Electronics, Inc., Sony Computer Entertainment America LLC, SB Liquidation Trust, and the trustee of the Circuit City Stores, Inc. Liquidation Trust, filed claims in the United States. In addition, in 2011, Office Depot, Inc. and T-Mobile U.S.A., Inc., Interbond Corp. of America (Brandsmart), Jaco Electronics, Inc., P.C. Richard & Son Long Island Corp., MARTA Cooperative of America, Inc., ABC Appliance (ABC Warehouse), Schultze Agency Services, LLC (Tweeter), Tech Data Corp. and its affiliate, and the AASI Creditor Liquidating Trust for All American Semiconductor Inc. filed similar claims. To the extent these claims were not filed in the MDL Proceedings, they have been transferred to the MDL Proceedings or motions have been made to transfer them to the MDL Proceedings.

17.	Contingencies, Continued

In addition, in 2010 and 2011, the attorneys general of Arkansas, California, Florida, Illinois, Michigan, Mississippi, Missouri, New York, Oregon, South Carolina, Washington, West Virginia and Wisconsin filed similar complaints against the Controlling Company and other LCD producers.

In Canada, the Ontario Superior Court of Justice certified the class action complaints filed by the direct and indirect purchasers in May 2011. The Controlling Company is pursuing an appeal of the decision as well as defending the on-going class actions in Quebec and British Columbia.

In February 2007, the Controlling Company and certain of its current and former officers and directors were named as defendants in a purported shareholder class action filed in the U.S. District Court for the Southern District of New York, alleging violation of the U.S. Securities Exchange Act of 1934. In May 2010, the Controlling Company reached an agreement in principle with the class plaintiffs to settle the action and the District Court granted final approval of the settlement on March 17, 2011.

While the Group continues its vigorous defense of the various pending proceedings described above, there is a possibility that one or more proceedings may result in an unfavorable outcome to the Group. The Group has established provisions with respect to certain of the contingencies. However, actual liability may be materially different from the provisions estimated by the Group.

18.	Capital and Reserves

(a)	Share capital

The Controlling Company is authorized to issue 500,000,000 shares of capital stock (par value (Won)5,000), and as of September 30, 2011 and December 31, 2010, the number of issued common shares is 357,815,700.

There have been no changes in the share capital for the nine-month period ended September 30, 2011.

(b)	Reserves

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or impaired.

19.	Related Parties

(a)	Key management personnel compensation

Compensation costs of key management for the nine-month periods ended September 30, 2011 and 2010 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2011		2010	2011	2010
Short-term benefits	(Won)	219	574	1,153	1,709
Expenses related to defined benefit plan		65	122	331	298
Other long-term benefits		(319)	151	—	454

	(Won)	(35)	847	1,484	2,461

Key management refers to the registered directors who have significant control and responsibilities over the Group’s operations and business.

(b)	Significant transactions with related companies

Significant transactions which occurred in the normal course of business with related companies for the nine-month periods ended September 30, 2011 and 2010 are as follows:

(In millions of won)	Sales and other			Purchases and other
	2011		2010	2011	2010
Joint ventures	(Won)	559,832	887,203	1,174	27,605
Associates		5,306	6	1,155,796	1,171,554
LG Electronics		3,522,825	4,645,991	267,192	302,941
Other related parties		31	174,511	27,862	308,240

	(Won)	4,087,994	5,707,711	1,452,024	1,810,340

Account balances with related companies as of September 30, 2011 and December 31, 2010 are as follows:

(In millions of won)	Trade accounts and notes receivable and other			Trade accounts and notes payable and other
	2011		2010	2011	2010
Joint ventures	(Won)	216,799	145,093	155,785	478,009
Associates		2	—	461,184	243,357
LG Electronics		478,520	634,570	143,431	138,484
Other related parties		—	—	3,863	3,870

	(Won)	695,321	779,663	764,263	863,720

20.	Geographic and Other Information

The Group manufactures and sells TFT-LCD and AM-OLED products. The segment of AM-OLED is not presented separately, as the sales of AM-OLED products are insignificant to total sales.

The Group’s products are sold to domestic and overseas markets and the Groups’s export sales represent approximately 92 percent of the total sales for the nine-month period ended September 30, 2011.

(a)	Revenue by geography

(In millions of won)
Region	Revenue
	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2011		2010	2011	2010
Domestic	(Won)	590,983	495,528	1,499,015	1,317,336
Foreign
China		3,842,685	3,794,231	10,407,676	10,301,110
Asia (excluding China)		540,277	672,952	1,714,380	1,937,899
United States		538,398	729,091	1,708,036	2,388,772
Europe		756,390	1,005,827	2,352,204	3,083,055

Sub total	(Won)	5,677,750	6,202,101	16,182,296	17,710,836

Total	(Won)	6,268,733	6,697,629	17,681,311	19,028,172

Sales to LG Electronics constituted about 20% of total revenue for the nine-month period ended September 30, 2011.

(b)	Non-current assets by geography

(In millions of won)
Region	September 30, 2011			December 31, 2010
	Property, plant and equipment		Intangible assets	Property, plant and equipment	Intangible assets
Domestic	(Won)	13,729,613	512,944	11,690,716	520,152
Foreign
China		1,042,592	17,397	945,864	19,105
Others		167,338	56	178,821	644

Sub total		1,209,930	17,453	1,124,685	19,749

Total	(Won)	14,939,543	530,397	12,815,401	539,901

20.	Geographic and Other Information, Continued

(c)	Revenue by product

(In millions of won)
Product	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2011		2010	2011	2010
Panels for:
Notebook computers	(Won)	1,457,337	1,023,249	3,814,878	3,298,985
Desktop monitors		1,204,182	1,284,408	3,654,976	4,158,396
TFT-LCD televisions		2,960,417	3,910,866	8,445,384	10,572,975
Others		646,797	479,106	1,766,073	997,816

	(Won)	6,268,733	6,697,629	17,681,311	19,028,172

21.	Share-Based Payment

(a)	The terms and conditions of share-based payment arrangement as of September 30, 2011 are as follows:

Descriptions
Settlement method	Cash settlement
Type of arrangement	Stock appreciation rights (granted to senior executives)
Date of grant	April 7, 2005
Weighted-average exercise price (*1)	(Won)44,050
Number of rights granted	450,000
Number of rights forfeited (*2)	230,000
Number of rights cancelled (*3)	110,000
Number of rights outstanding	110,000
Exercise period	From April 8, 2008 to April 7, 2012
Remaining contractual life	0.5 years
Vesting conditions	Two years of service from the date of grant

(*1)	The exercise price at the grant date was (Won)44,260 per stock appreciation right (“SARs”). However, the exercise price was subsequently adjusted to (Won)44,050 due to additional issuance of common shares in 2005.
(*2)	SARs were forfeited in connection with senior executives who left the Group before meeting the vesting requirement.
(*3)	If the appreciation of the Controlling Company’s share price is equal or less than that of the Korea Composite Stock Price Index (“KOSPI”) over the three-year period following the grant date, only 50% of the outstanding SARs are exercisable. As the actual increase rate of the Controlling Company’s share price for the three-year period ending April 7, 2008 was less than that of the KOSPI for the same three-year period, 50% (110,000 shares) of then outstanding SARs were cancelled in 2008.

21.	Share-Based Payment, Continued

(b)	The changes in the number of SARs outstanding for the nine-month period ended September 30, 2011 are as follows:

(Number of shares)
2011

Balance at beginning of year	110,000
Forfeited or cancelled	—
Outstanding as of September 30, 2011	110,000
Exercisable as of September 30, 2011	110,000

(c)	The fair value of SARs was estimated using the Black-Scholes option-pricing model with the following assumptions:

	September 30, 2011		December 31, 2010

Risk free rate (*1)		3.49%		2.89%
Expected term (*2)		0.5 year		1.0 year
Expected volatility		53.00%		35.20%
Expected dividends (*3)		0%		0%
Fair value per share	(Won)	83	(Won)	4,296
Total carrying amount of liabilities (*4)	(Won)	9,152,977	(Won)	472,527,182

(*1)	Risk-free rates are interest rates of Korean government bonds.
(*2)	As of September 30, 2011, the remaining contractual life is 6 months and the expected term is determined as 0.5 year.
(*3)	The Controlling Company did not pay any dividends from 2000 through 2006 and accordingly, expected dividend used is 0% despite recent dividend yield was 1.6%, 2.2%, 1.3% and 1.3% in 2007, 2008, 2009 and 2010, respectively.
(*4)	As of September 30, 2011, the market price of the stock does not exceed the exercise price and accordingly, the intrinsic value of the share-based payments is zero.

(d)	The Group recognized reversal of stock compensation cost of (Won)463 million as other income for the nine-month period ended September 30, 2011.

22.	Income Taxes

(a)	Details of Income tax expense (benefit) for the nine-month periods ended September 30, 2011 and 2010 are as follows:

(In millions of won)	2011		2010
Current tax expense	(Won)	31,144	316,421
Deferred tax benefit		(197,264)	(54,254)

Income tax expense (benefit)	(Won)	(166,120)	262,167

22.	Income Taxes, Continued

(b)	The Group reassesses the carrying amount of deferred tax assets at the end of each reporting period and the amount of such deferred tax assets could be reduced when it is not probable that the estimates of future taxable income will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities as of September 30, 2011 and December 31, 2010 are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	2011		2010	2011	2010	2011	2010
Other accounts receivable, net	(Won)	—	—	(1,932)	(5,919)	(1,932)	(5,919)
Inventories, net		15,525	17,942	—	—	15,525	17,942
Available-for-sale financial assets		805	2,199	(198)	(6,983)	607	(4,784)
Defined benefit obligation		2,841	3,829	—	—	2,841	3,829
Investments in equity accounted investees		2,649	12,041	—	—	2,649	12,041
Derivative instruments		—	—	—	(2,008)	—	(2,008)
Accrued expense		63,925	78,396	—	—	63,925	78,396
Property, plant and equipment		130,384	112,286	—	—	130,384	112,286
Provisions		12,219	17,962	—	—	12,219	17,962
Gain or loss on foreign currency		2,171	81,075	(4,841)	(61,031)	(2,670)	20,044
Debentures		5,347	5,049	—	—	5,347	5,049
Others		17,428	24,134	(6,006)	(6,006)	11,422	18,128
Tax credit carryforwards		1,023,381	795,247	—	—	1,023,381	795,247

Deferred income tax assets (liabilities)	(Won)	1,276,675	1,150,160	(12,977)	(81,947)	1,263,698	1,068,213

Statutory tax rate applicable to the Controlling Company is 24.2% for the nine-month period ended September 30, 2011. Statutory tax rate applicable to the Controlling Company is 24.2% until 2011 and 22% thereafter.

23.	Earnings (loss) Per Share

(a)	Basic earnings (loss) per share for the nine-month periods ended September 30, 2011 and 2010 are as follows:

(In millions of won, except earnings per share and share information)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2011		2010	2011	2010
Profit (loss) attributable to owners of the Controlling Company	(Won)	(686,078)	221,879	(776,337)	1,426,462
Weighted-average number of common shares outstanding		357,815,700	357,815,700	357,815,700	357,815,700

Earnings (loss) per share	(Won)	(1,917)	620	(2,170)	3,987

There were no events or transactions that resulted in changes in the number of common shares used for calculating earnings (loss) per share.

23.	Earnings (loss) Per Share, Continued

(b)	There is no effect of dilutive potential ordinary shares due to net loss for the nine-month period ended September 30, 2011. Diluted earnings per share for the three-month and nine-month periods ended September 30, 2010 were as follows:

(In millions of won, except earnings per share and share information)	2010
	For the three-month period ended September 30		For the nine-month period ended September 30
Profit for the period	(Won)	221,879	1,426,462
Interest on convertible bond, net of tax		(3,565)	(18,453)
Adjusted income		218,314	1,408,009

Weighted-average number of common shares outstanding and common equivalent shares(*)		359,097,397	361,748,429

Diluted earnings per share	(Won)	608	3,892

(*)	Weighted-average number of common shares outstanding for the nine-month period ended September 30, 2010 is calculated as follows:

(In shares)	2010
	For the three-month period ended September 30	For the nine-month period ended September 30
Weighted-average number of common shares (basic)	357,815,700	357,815,700
Effect of conversion of convertible bonds	1,281,697	3,932,729

Weighted-average number of common shares (diluted)	359,097,397	361,748,429

23.	Earnings (loss) Per Share, Continued

(c)	The number of dilutive potential ordinary shares outstanding for the nine-month period ended September 30, 2010 is calculated as follows:

(Number of shares)	For the three-month period ended September 30	For the nine-month period ended September 30
	Convertible bonds	Convertible bonds	Convertible bonds
Common shares to be issued	1,281,697	1,281,697	9,399,113
Period	July 1, 2010~ September 30, 2010	January 1, 2010~ September 30, 2010	January 1, 2010~ March 19, 2010
Weight	92 days / 92 days	273 days / 273 days	77 days / 273 days
Weighted-average number of common shares to be issued	1,281,697	1,281,697	2,651,032

24.	Subsequent event

The Controlling Company publicly issued the following debentures after September 30, 2011:

(In millions of won)
Issue date	Maturity date	Interest rate	Face amount
October 14, 2011	October 14, 2014	4.24%	(Won)	140,000
October 14, 2011	October 14, 2016	4.51%		110,000

			(Won)	250,000

LG DISPLAY CO., LTD.

Condensed Separate Interim Financial Statements

(Unaudited)

September 30, 2011 and 2010

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

Introduction

We have reviewed the accompanying condensed separate statement of financial position of LG Display Co., Ltd. (the “Company”) as of September 30, 2011, and the related condensed separate statements of comprehensive income for each of the three-month and nine-month periods ended September 30, 2011 and 2010, changes in equity and cash flows for the nine-month periods ended September 30, 2011 and 2010, and a summary of significant accounting policies and other explanatory notes.

Management’s Responsibility for the Condensed Interim Financial Statements

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting, and for such internal controls as management determines necessary to enable the preparation of condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express a conclusion on these condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly/Semiannual Financial Statements of the Republic of Korea. A review consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the condensed separate interim financial statements referred to above are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting.

Emphasis of Matter

As discussed in note 17 to the financial statements, on October 28, 2011, the Korea Fair Trade Commission indicated it would impose a fine on LG Display Co., Ltd. and other TFT-LCD manufacturers. In addition, LG Display Co., Ltd., along with its subsidiaries, is under investigations by antitrust authorities in other countries with respect to possible anti-competitive activities in the LCD industry and has been named as defendants in a number of federal class actions in the United States and Canada and related individual lawsuits in connection with the alleged antitrust violations concerning the sale of LCD panels. The Company estimated and recognized losses related to these legal proceedings. However, actual losses are subject to change in the future based on new developments in each matter, or changes in circumstances, which could be materially different from those estimated and recognized by the Company.

1

Other Considerations

We audited the separate statement of financial position as of December 31, 2010, and the separate statements of comprehensive income, changes in equity and cash flows for the year ended December 31, 2010, not accompanying this review report, in accordance with auditing standards generally accepted in the Republic of Korea, and our report thereon, dated February 24, 2011, expressed an unqualified opinion. The accompanying separate statement of financial position of the Company as of December 31, 2010, presented for comparative purposes, is not different from that audited by us in all material respects.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

November 7, 2011

This report is effective as of November 7, 2011, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

2

LG DISPLAY CO., LTD.

Condensed Separate Statements of Financial Position

(Unaudited)

As of September 30, 2011 and December 31, 2010

(In millions of won)	Note	2011		2010

Assets
Cash and cash equivalents	9	(Won)	1,213,568	889,784
Deposits in banks	9		315,000	1,503,000
Trade accounts and notes receivable, net	9, 16, 19		3,189,591	3,883,433
Other accounts receivable, net	9		152,345	301,543
Other current financial assets	9		19,900	34,828
Inventories	5		1,965,448	1,759,965
Other current assets			183,731	127,320

Total current assets			7,039,583	8,499,873

Investments	6		1,361,287	1,279,831
Other non-current financial assets	9		88,489	64,020
Deferred tax assets	21		1,170,264	979,323
Property, plant and equipment, net	7		13,724,860	11,688,061
Intangible assets, net	8		473,613	483,260
Other non-current assets			154,670	163,630

Total non-current assets			16,973,183	14,658,125

Total assets		(Won)	24,012,766	23,157,998

Liabilities
Trade accounts and notes payable	9, 19	(Won)	2,820,338	2,986,383
Current financial liabilities	9, 10		1,054,419	1,906,112
Other accounts payable	9		4,153,966	2,373,083
Accrued expenses			296,321	374,177
Income taxes payable			—	104,044
Provisions			292,484	634,815
Advances received			613,520	57,498
Other current liabilities			26,478	17,757

Total current liabilities			9,257,526	8,453,869

Non-current financial liabilities	9, 10		3,446,491	2,470,667
Non-current provisions			6,835	8,773
Employee benefits	14		154,227	78,406
Long-term advances received	16		684,110	945,287
Other non-current liabilities			600,025	330,321

Total non-current liabilities			4,891,688	3,833,454

Total liabilities			14,149,214	12,287,323

Equity
Share capital	18		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Reserves	18		(2,854)	(7,795)
Retained earnings			5,826,214	6,838,278

Total equity			9,863,552	10,870,675

Total liabilities and equity		(Won)	24,012,766	23,157,998

See accompanying notes to the condensed separate interim financial statements.

3

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Comprehensive Income (Loss)

(Unaudited)

For the three-month and nine-month periods ended September 30, 2011 and 2010

(In millions of Won, except earnings per share)	Note	For the three-month periods ended September 30			For the nine-month periods ended September 30
		2011		2010	2011		2010

Revenue	19	(Won)	6,072,012	6,414,075	(Won)	17,022,421	18,793,301

Cost of sales	5, 11, 19		(6,013,809)	(5,920,561)		(16,597,355)	(15,995,799)
Gross profit			58,203	493,514		425,066	2,797,502

Other income	13		317,980	328,435		706,477	731,075
Selling expenses	11, 12		(82,463)	(163,472)		(267,268)	(416,767)
Administrative expenses	11, 12		(113,248)	(112,829)		(342,583)	(322,791)
Research and development expenses	11		(168,341)	(165,593)		(520,658)	(469,029)
Other expenses	11, 13		(565,805)	(334,387)		(927,839)	(866,578)

Results from operating activities			(553,674)	45,668		(926,805)	1,453,412

Finance income	15		42,068	165,452		157,890	232,105
Finance costs	15		(239,872)	(66,108)		(250,219)	(157,501)
Other non-operating income (loss), net			(1,829)	(2,328)		(7,268)	(5,242)

Profit (loss) before income taxes			(753,307)	142,684		(1,026,402)	1,522,774
Income tax expense (benefit)	21		(18,997)	(32,600)		(192,078)	217,139

Profit (loss) for the period			(734,310)	175,284		(834,324)	1,305,635

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets			3,699	4,402		6,335	12,149
Defined benefit plan actuarial gain or loss (loss)	14		425	(26,456)		1,497	(26,450)
Income tax on other comprehensive income			(907)	4,521		(1,723)	2,817

Other comprehensive income (loss) for the period, net of income tax			3,217	(17,533)		6,109	(11,484)

Total comprehensive income (loss) for the period		(Won)	(731,093)	157,751	(Won)	(828,215)	1,294,151

Earnings (loss) per share
Basic earnings (loss) per share	22	(Won)	(2,052)	490	(Won)	(2,332)	3,649

Diluted earnings (loss) per share	22	(Won)	(2,052)	478	(Won)	(2,332)	3,558

See accompanying notes to the condensed separate interim financial statements.

4

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Changes in Equity

(Unaudited)

For the nine-month periods ended September 30, 2011 and 2010

(In millions of won)	Share capital		Share premium	Fair value reserve	Retained earnings	Total equity

Balances at January 1, 2010	(Won)	1,789,079	2,251,113	(17,366)	6,011,372	10,034,198

Total comprehensive income for the period
Profit for the period		—	—	—	1,305,635	1,305,635

Other comprehensive income
Net change in fair value of available-for-sale financial assets		—	—	9,476	—	9,476
Defined benefit plan actuarial gain		—	—	—	(20,960)	(20,960)

Total other comprehensive income		—	—	9,476	(20,960)	(11,484)

Total comprehensive income for the period	(Won)	—	—	9,476	1,284,675	1,294,151

Transaction with owners, recorded directly in equity
Dividends to equity holders		—	—	—	(178,908)	(178,908)

Balances at September 30, 2010	(Won)	1,789,079	2,251,113	(7,890)	7,117,139	11,149,441

Balances at January 1, 2011	(Won)	1,789,079	2,251,113	(7,795)	6,838,278	10,870,675

Total comprehensive income for the period
Loss for the period		—	—	—	(834,324)	(834,324)

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets		—	—	4,941	—	4,941
Defined benefit plan actuarial gain		—	—	—	1,168	1,168

Total other comprehensive income		—	—	4,941	1,168	6,109

Total comprehensive income (loss) for the period	(Won)	—	—	4,941	(833,156)	(828,215)

Transaction with owners, recorded directly in equity
Dividends to equity holders		—	—		(178,908)	(178,908)

Balances at September 30, 2011	(Won)	1,789,079	2,251,113	(2,854)	5,826,214	9,863,552

See accompanying notes to the condensed separate interim financial statements.

5

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Cash Flows

(Unaudited)

For the nine-month periods ended September 30, 2011 and 2010

(In millions of won)	Note	2011		2010

Cash flows from operating activities:
Profit (loss) for the period		(Won)	(834,324)	1,305,635
Adjustments for:
Income tax expense (benefit)	21		(192,078)	217,139
Depreciation			2,298,591	1,841,284
Amortization of intangible assets			167,373	114,612
Gain on foreign currency translation			(139,142)	(66,041)
Loss on foreign currency translation			258,458	148,251
Gain on disposal of property, plant and equipment			(585)	(1,260)
Loss on disposal of property, plant and equipment			—	212
Finance income			(85,648)	(225,624)
Finance costs			232,615	112,934
Other income			(19,023)	(43,299)
Other expenses			239,111	345,222
Other non-operating loss			7	—

			1,925,355	3,749,065

Change in trade accounts and notes receivable			853,682	(619,688)
Change in other accounts receivable			25,100	(20,423)
Change in other current assets			1,338	(76,984)
Change in inventories			(205,483)	(676,021)
Change in other non-current assets			(30,096)	(46,371)
Change in trade accounts and notes payable			(308,450)	847,939
Change in other accounts payable			77,685	(69,776)
Change in accrued expenses			(97,378)	178,708
Change in other current liabilities			(24,542)	(8,030)
Change in long-term advances received			281,975	90,480
Change in other non-current liabilities			18,161	6,202
Change in provisions			(171,306)	(133,696)
Change in defined benefit obligation	14		(7,933)	(72,023)

Cash generated from operating activities			2,338,108	3,149,382
Income taxes paid			(111,395)	(197,969)
Interest received			51,653	87,523
Interest paid			(98,867)	(72,968)

Net cash from operating activities		(Won)	2,179,499	2,965,968

See accompanying notes to the condensed separate interim financial statements.

6

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Cash Flows, Continued

(Unaudited)

For the nine-month periods ended September 30, 2011 and 2010

(In millions of won)	Note	2011		2010

Cash flows from investing activities:
Dividends received		(Won)	42,620	63,342
Proceeds from withdrawal of deposits in banks			2,401,500	3,600,000
Increase in deposits in banks			(1,213,500)	(3,001,500)
Acquisition of investments			(189,053)	(272,265)
Proceeds from disposal of investments			2,045	20,530
Acquisition of property, plant and equipment			(2,653,917)	(2,570,263)
Proceeds from disposal of property, plant and equipment			800	1,688
Acquisition of intangible assets			(149,358)	(122,230)
Grants received			1,560	41
Proceeds from settlement of derivatives			26,797	(5,358)
Acquisition of other non-current financial assets			(46,369)	(34,321)
Proceeds from disposal of other non-current financial assets			123,436	4,307
Acquisition of LCD module business			—	(72,472)

Net cash used in investing activities		(Won)	(1,653,439)	(2,388,501)

Cash flows from financing activities:
Proceeds from short-term borrowings			1,024,025	447,678
Repayment of short-term borrowings			(1,751,837)	(457,755)
Issuance of debentures			896,209	918,302
Proceeds from issuance of long-term debt			591,921	424,777
Repayment of long-term debt			—	(120,000)
Repayment of current portion of long-term debt			(783,686)	(1,196,146)
Payment of cash dividend			(178,908)	(178,908)

Net cash used in financing activities		(Won)	(202,276)	(162,052)

Net increase in cash and cash equivalents			323,784	415,415
Cash and cash equivalents at January 1			889,784	704,324

Cash and cash equivalents at September 30		(Won)	1,213,568	1,119,739

See accompanying notes to the condensed separate interim financial statements.

7

1.	Organization and Description of Business

LG Display Co., Ltd. (the “Company”) was incorporated in February 1985 under its original name of LG Soft, Ltd. as a wholly owned subsidiary of LG Electronics Inc. In 1998, LG Electronics Inc. and LG Semicon Co., Ltd. transferred their respective Thin Film Transistor-Liquid Crystal Display (“TFT-LCD”) related business to the Company. The main business of the Company is to manufacture and sell TFT-LCD panels. The Company is a stock company (“Jusikhoesa”) domiciled in the Republic of Korea with its address at 65-228, Hangang-ro 3-ga, Yongsan-gu, Seoul, the Republic of Korea. In July 1999, LG Electronics Inc. and Koninklijke Philips Electronics N.V. (“Philips”) entered into a joint venture agreement. Pursuant to the agreement, the Company changed its name to LG.Philips LCD Co., Ltd. However, on February 29, 2008, the Company changed its name to LG Display Co., Ltd. based upon the approval of shareholders at the general shareholders’ meeting on the same date as a result of the decrease in Philips’s share interest in the Company and the possibility of its business expansion to Organic Light Emitting Diode (“OLED”) and Flexible Display products. As of September 30, 2011, LG Electronics Inc. owns 37.9% (135,625,000 shares) of the Company’s common shares.

As of September 30, 2011, the Company has its TFT-LCD manufacturing plants, OLED manufacturing plant and LCD Research & Development Center in Paju and TFT-LCD manufacturing plants and OLED manufacturing plant in Gumi. The Company has overseas subsidiaries located in the United States of America, Europe and Asia.

The Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of September 30, 2011, there are 357,815,700 shares of common stock outstanding. The Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of September 30, 2011, there are 24,143,192 ADSs outstanding.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

The condensed interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRSs”) 1034 Interim Financial Reporting. They do not include all of the information required for full annual financial statements and should be read in conjunction with the financial statements of the Company as of and for the year ended December 31, 2010.

When the condensed interim financial statements are prepared, investments in subsidiaries, jointly controlled entities and associated are accounted for at acquisition cost, not based on the investee’s financial performance and net assets in accordance with K-IFRS 1027.

The condensed interim financial statements were authorized for issue by the Board of Directors on October 19, 2011.

8

2.	Basis of Presenting Financial Statements, Continued

(b)	Basis of Measurement

The condensed interim financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•	derivative financial instruments measured at fair value;

•	financial instruments at fair value through profit or loss measured at fair value;

•	available-for-sale financial assets measured at fair value;

•	liabilities for cash-settled share-based payment arrangements measured at fair value; and

•	liabilities for defined benefit plans recognized at the net total of present value of defined benefit obligation less the fair value of plan assets

(c)	Functional and Presentation Currency

The condensed interim financial statements are presented in Korean won, which is the Company’s functional currency. All amounts in Korean won are in millions unless otherwise stated.

(d)	Use of Estimates and Judgments

The preparation of the condensed interim financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these condensed interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied in its financial statements as of and for the year ended December 31, 2010.

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its condensed interim financial statements are the same as those followed by the Company in its preparation of the financial statements as of and for the year ended December 31, 2010, except for the application of the Statements of K-IFRS 1034 Interim Financial Reporting.

4.	Financial Risk Management

The objectives and policies on financial risk management followed by the Company are consistent with those disclosed in the financial statements as of and for the year ended December 31, 2010.

9

5.	Inventories

Inventories as of September 30, 2011 and December 31, 2010 are as follows:

(In millions of won)
	2011		2010

Finished goods	(Won)	641,789	630,374
Work-in-process		702,596	606,486
Raw materials		465,121	364,160
Supplies		155,942	158,945

	(Won)	1,965,448	1,759,965

For the nine-month periods ended September 30, 2011 and 2010, changes in finished goods, work in process, raw materials and supplies recognized as cost of sales and write-downs of inventories to net realizable value and reversal of such write-downs also included in cost of sales are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2011		2010	2011	2010
Inventories recognized as cost of sales	(Won)	6,013,809	5,920,561	16,597,355	15,995,799
Including: inventory write-downs (reversals)		(1,821)	78,772	2,118	80,042

6.	Investments in subsidiaries and associates

(a)	Investments in subsidiaries

In January and June 2011, the Company invested (Won)14,363 million and (Won)35,618 million, respectively, in cash for the capital increase of LG Display Nanjing Co., Ltd. (“LGDNJ”). There were no changes in the Company’s ownership percentage in LGDNJ as a result of these additional investments.

In February and April 2011, the Company invested (Won)3,417 million and (Won)2,525 million, respectively, in cash for the capital increase of LUCOM Display Technology (Kunshan) Limited (“LUCOM”). There were no changes in the Company’s ownership percentage in LUCOM as a result of these additional investments.

In June 2011, the Company invested (Won)86,520 million in cash for the capital increase of LG Display America, Inc. (“LGDUS”). There were no changes in the Company’s ownership percentage in LGDUS as a result of this additional investment.

In June and September 2011, the Company invested (Won)3,000 million each, an aggregate of (Won)6,000 million, in cash for the capital increase of Image & Materials, Inc. (“I&M”). There were no changes in the Company’s ownership percentage in I&M as a result of these additional investments.

10

6.	Investments, Continued

(b)	Investments in associates

The Company is a member of limited partnership in the LB Gemini New Growth Fund No.16 (“the Fund”). The Company is paid (Won)1,356 million and (Won)689 million in February and June 2011, respectively, by the Fund and made additional cash investment of (Won)6,210 million during the nine-month period ended September 30, 2011. As of September 30, 2011, the Company has a 30.6% equity interest in the Fund and is committed to make investment of up to an aggregate of (Won)30,000 million.

In April 2011, the Company acquired 1,600,000 common shares of Narenanotech Corporation (“NARENANOTECH”), which manufactures components used in image display and wireless communications apparatus, at (Won)20,000 million in cash. In June 2011, the Company acquired additional 800,000 common shares at (Won)10,000 million in cash. As of September 30, 2011, 23% of NARENANOTECH is owned by the Company and the Company has the right to assign a director in the board of directors of NARENANOTECH.

In April 2011, the Company acquired 440,000 common shares of Paju Electric Glass Co., Ltd. (“PEG”) at (Won)4,400 million in cash. There were no changes in the Company’s ownership percentage in PEG as a result of this additional investment.

The Company’s ownership in Can Yang Investments Limited reduced from 15% to 12% since the Company did not participate in Can Yang Investments Limited’s capital increase by issuing new stocks. The Company has significant influence over Can Yang Investments Limited as the Company has the right to assign a director in the board of directors of Can Yang Investments Limited.

The entire carrying amount of the investment in RPO, Inc. of (Won)14,538 million, which was acquired for research and development on Digital Waveguide Touch technology in 2009, has been impaired fully as of September 30, 2011 as the recovery of the investment is no longer probable. In addition, the Company recognized an impairment loss of (Won)4,493 million for the difference between the carrying amount of and the recoverable amount from the investment in Dynamic Solar Design Co., Ltd., which was acquired for develop, manufacture and sell solar battery and flat-panel display in 2009.

7.	Property, Plant and Equipment

For the nine-month periods ended September 30, 2011 and 2010, the Company purchased property, plant and equipment of (Won)4,337,173 million and (Won)4,158,192 million, respectively. The capitalized borrowing costs and annualized capitalization rate are (Won)23,554 million and 5.17%, and (Won)15,612 million and 3.59% for the nine-month periods ended September 30, 2011 and 2010, respectively. Also for the nine-month periods ended September 30, 2011 and 2010, the Company disposed of property, plant and equipment with carrying amounts of (Won)222 million and (Won)640 million, respectively. The Company recognized (Won)585 million as gain on disposal of property, plant and equipment for the nine-month period ended September 30, 2011 (gain and loss for the nine-month period ended on September 30, 2010: (Won)1,260 million and (Won)212 million, respectively).

8.	Intangible Assets

The Company capitalizes the expenses related to development activities, such as expense incurred on designing, manufacturing and testing of products that are ultimately selected for production. The balances of capitalized development costs as of September 30, 2011 and December 31, 2010 are (Won)121,581 million and (Won)124,140 million respectively.

11

9.	Financial Instruments

(a)	Credit risk

(i)	Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of September 30, 2011 and December 31, 2010 is as follows:

(In millions of won)
	2011		2010

Cash and cash equivalents	(Won)	1,213,568	889,784
Trade accounts and notes receivable, net		3,189,591	3,883,433
Other accounts receivable, net		152,345	301,543
Available-for-sale financial assets		47,564	38,132
Financial assets at fair value through profit or loss		8,425	8,927
Deposits		51,787	42,522
Derivatives		—	9,254
Deposits in banks		315,000	1,503,000
Others		613	13

	(Won)	4,978,893	6,676,608

The maximum exposure to credit risk for trade accounts and notes receivable as of September 30, 2011 and December 31, 2010 by geographic region is as follows:

(In millions of won)
	2011		2010

Domestic	(Won)	76,134	79,275
Euro-zone countries		408,722	713,217
Japan		296,541	246,753
United States		740,265	710,026
China		1,082,187	1,167,903
Taiwan		469,690	815,360
Others		116,052	150,899

	(Won)	3,189,591	3,883,433

12

9.	Financial Instruments, Continued

(ii)	Impairment loss

The aging of trade accounts and notes receivable and the related allowance for impairment as of September 30, 2011 and December 31, 2010 are as follows:

(In millions of won)	2011			2010
	Book Value		Impairment loss	Book Value	Impairment loss
Not past due	(Won)	3,151,588	(24)	3,864,433	(20)
Past due 1-15 days		35,205	(10)	10,833	—
Past due 16-30 days		1,080	(5)	6,098	(1)
Past due 31-60 days		729	—	228	(1)
More than 60 days		1,030	(2)	1,865	(2)

	(Won)	3,189,632	(41)	3,883,457	(24)

The movement in the allowance for impairment in respect of trade accounts and notes receivable during the nine-month period ended September 30, 2011 and the year ended December 31, 2010 are as follows:

(In millions of won)
	2011		2010

Balance at the beginning of the year	(Won)	24	33
Bad debt expense (reversal of allowance for doubtful accounts)		17	(9)

Balance at the end of the year	(Won)	41	24

13

9.	Financial Instruments, Continued

(b)	Liquidity risk

(i)	The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements as of September 30, 2011:

(In millions of won)
	Carrying amount		Contractual cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loan	(Won)	58,975	62,604	660	660	1,320	59,964	—
Unsecured bank loans		1,778,504	1,870,049	740,020	85,164	384,558	656,767	3,540
Unsecured bond issues		2,555,924	2,909,385	55,800	209,461	1,003,399	1,640,725	—
Financial liabilities at fair value through profit or loss		88,548	90,902	—	90,902	—	—	—
Trade accounts and notes payable		2,820,338	2,820,338	2,820,338	—	—	—	—
Other accounts payable		4,153,966	4,153,966	4,153,966	—	—	—	—
Derivative financial liabilities
Forward exchange contracts not used for hedging:
Outflow		18,959	307,926	307,926	—	—	—	—
Inflow		—	(288,725)	(288,725)	—	—	—	—

	(Won)	11,475,214	11,926,445	7,789,985	386,187	1,389,277	2,357,456	3,540

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

(ii)	As of September 30, 2011, there is no derivative designated as a cash flow hedge.

14

9.	Financial Instruments, Continued

(c)	Currency risk

(i)	Exposure to currency risk

The Company’s exposure to foreign currency risk based on notional amounts as of September 30, 2011 and December 31, 2010 is as follows:

(In millions)	2011
	USD	JPY	TWD	PLN	EUR
Cash and cash equivalents	130	3,769	—	6	14
Trade accounts and notes receivable	2,287	8,686	—	—	13
Other accounts receivable	2	2	159	—	—
Available-for-sale financial assets	9	—	—	—	—
Financial assets at fair value through profit or loss	—	—	218	—	—
Other assets denominated in foreign currencies	59	51	—	—	—
Trade accounts and notes payable	(1,445)	(19,796)	—	—	(1)
Other accounts payable	(56)	(24,767)	—	—	(6)
Debts	(1,370)	(13,000)	—	—	—
Bonds	(347)	(9,981)	—	—	—
Financial liabilities at fair value through profit or loss	(75)	—	—	—	—

Gross statement of financial position exposure	(806)	(55,036)	377	6	20

Derivatives	(260)	—	—	—	—

Net exposure	(1,066)	(55,036)	377	6	20

15

9.	Financial Instruments, Continued

(In millions)	2010
	USD	JPY	TWD	PLN	EUR
Cash and cash equivalents	389	133	—	6	—
Trade accounts and notes receivable	3,328	4,659	—	—	2
Other accounts receivable	11	7	3,170	—	—
Available-for-sale financial assets	9	—	—	—	—
Financial assets at fair value through profit or loss	—	—	228	—	—
Other assets denominated in foreign currencies	59	72	—	67	—
Trade accounts and notes payable	(1,618)	(15,683)	—	—	(1)
Other accounts payable	(45)	(15,430)	—	—	(9)
Debts	(1,085)	(71,889)	—	—	—
Bonds	(345)	(9,965)	—	—	—
Financial liabilities at fair value through profit or loss	(74)	—	—	—	—

Gross statement of financial position exposure	629	(108,096)	3,398	73	(8)

Derivatives	(420)	—	—	—	—

Net exposure	209	(108,096)	3,398	73	(8)

Average exchange rates applied for the nine-month periods ended September 30, 2011 and 2010, and the exchange rates at September 30, 2011 and December 31, 2010 are as follows:

(In won)	Average rate			Spot rate
	2011		2010	September 30, 2011		December 31, 2010
USD	(Won)	1,095.31	1,164.72	(Won)	1,179.50	1,138.90
JPY		13.60	13.02		15.37	13.97
TWD		37.65	36.51		38.72	39.08
EUR		1,540.66	1,531.35		1,601.35	1,513.60
PLN		383.92	382.59		361.20	381.77

16

9.	Financial Instruments, Continued

(ii)	Sensitivity analysis

A weakening of the won, as indicated below, against the following currencies which comprise the Company’s financial assets or liabilities denominated in foreign currency as of September 30, 2011 and December 31, 2010, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company considered to be reasonably possible at the end of each reporting period. The analysis assumes that all other variables, in particular interest rates, remain constant. The changes in equity and profit or loss are as follows:

(In millions of won)	September 30, 2011			December 31, 2010
	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	(Won)	(48,690)	(49,094)	9,022	8,633
JPY (5 percent weakening)		(32,749)	(32,749)	(57,236)	(57,236)
TWD (5 percent weakening)		565	565	5,033	5,033
PLN (5 percent weakening)		84	84	1,056	1,056
EUR (5 percent weakening)		1,240	1,240	(459)	(459)

A strengthening of the won against the above currencies as of September 30, 2011 and December 31, 2010 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

(d)	Interest rate risk

(i)	Profile

The interest rate profile of the Company’s interest-bearing financial instruments as of September 30, 2011 and December 31, 2010 are as follows:

(In millions of won)
	2011		2010
Fixed rate instruments
Financial assets	(Won)	1,543,138	2,527,662
Financial liabilities		(2,086,817)	(1,583,522)

	(Won)	(543,679)	944,140

Variable rate instruments
Financial assets	(Won)	70,191	67,195
Financial liabilities		(2,395,134)	(2,792,301)

	(Won)	(2,324,943)	(2,725,106)

17

9.	Financial Instruments, Continued

(ii)	Fair value sensitivity analysis for fixed rate instruments

The Company has recognized some fixed rate financial assets as financial assets at fair value through profit or loss. The increase of the interest rate by 100 basis points would have decreased the Company’s equity and profit and loss by (Won)359 million and the decrease of the interest rate by 100 basis points would have increased the Company’s equity and profit and loss by (Won)365 million.

(iii)	Cash flow sensitivity analysis for variable rate instruments

As of September 30, 2011 and December 31, 2010, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for each year following the reporting dates. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)
	Equity			Profit or loss
	1% increase		1% decrease	1% increase	1% decrease
September 30, 2011
Variable rate instruments	(Won)	(18,007)	18,007	(18,007)	18,007

December 31, 2010
Variable rate instruments	(Won)	(20,656)	20,656	(20,656)	20,656

18

9.	Financial Instruments, Continued

(e)	Fair values

(i)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the condensed interim statements of financial position, are as follows:

(In millions of won)	September 30, 2011			December 31, 2010
	Carrying amounts		Fair values	Carrying amounts	Fair values
Assets carried at fair value
Available-for-sale financial assets	(Won)	47,564	47,564	38,132	38,132
Financial assets at fair value through profit or loss		8,425	8,425	8,927	8,927
Derivatives		—	—	9,254	9,254

	(Won)	55,989	55,989	56,313	56,313

Assets carried at amortized cost
Cash and cash equivalents	(Won)	1,213,568	1,213,568	889,784	889,784
Trade accounts and notes receivable		3,189,591	3,189,591	3,883,433	3,883,433
Other accounts receivable		152,345	152,345	301,543	301,543
Deposits in banks		315,000	315,000	1,503,000	1,503,000
Deposits		51,787	51,787	42,522	42,522
Others		613	613	13	13

	(Won)	4,922,904	4,922,904	6,620,295	6,620,295

Liabilities carried at fair value
Financial liabilities at fair value through profit or loss	(Won)	88,548	88,548	84,338	84,338
Derivatives		18,959	18,959	956	956

	(Won)	107,507	107,507	85,294	85,294

Liabilities carried at amortized cost
Secured bank loans	(Won)	58,975	58,975	56,945	56,945
Unsecured bank loans		1,778,504	1,777,360	2,406,046	2,405,690
Unsecured bond issues		2,555,924	2,683,980	1,828,494	1,859,102
Trade accounts and notes payable		2,820,338	2,820,338	2,986,383	2,986,383
Other accounts payable		4,153,966	4,153,966	2,373,083	2,373,083

	(Won)	11,367,707	11,494,619	9,650,951	9,681,203

The basis for determining fair values above by the Company are consistent with those disclosed in the financial statements as of and for the year ended December 31, 2010.

19

9.	Financial Instruments, Continued

(ii)	Interest rates used for determining fair value

The significant interest rates applied for determination of the above fair value as of September 30, 2011 and December 31, 2010 are as follows:

	2011	2010
Derivatives	3.98%	3.31%
Debts and bonds	4.09%	3.58%

(iii)	Fair value hierarchy

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

(In millions of won)
	Level 1		Level 2	Level 3	Total
September 30, 2011
Available-for-sale financial assets	(Won)	13,190	—	34,374	47,564
Financial assets at fair value through profit or loss		8,425	—	—	8,425

	(Won)	21,615	—	34,374	55,989

Financial liabilities at fair value through profit or loss	(Won)	(88,548)	—	—	(88,548)
Derivatives		—	(18,959)	—	(18,959)

	(Won)	(88,548)	(18,959)	—	(107,507)

(In millions of won)
	Level 1		Level 2	Level 3	Total
December 31, 2010
Available-for-sale financial assets	(Won)	12,047	—	26,085	38,132
Financial assets at fair value through profit or loss		8,927	—	—	8,927
Derivatives		—	9,254	—	9,254

	(Won)	20,974	9,254	26,085	56,313

Financial liabilities at fair value through profit or loss	(Won)	(84,338)	—	—	(84,338)
Derivatives		—	(956)	—	(956)

	(Won)	(84,338)	(956)	—	(85,294)

The derivative financial assets and liabilities are classified as Level 2 since all significant inputs to compute the fair value of the over-the-counter derivatives were observable.

20

9.	Financial Instruments, Continued

In order to determine the fair value of Level 3 instruments, management used a valuation technique in which all significant inputs were based on unobservable market data. The fair values of the Level 3 instruments have been computed using discounted cash flow and option pricing model considering the financial conditions of the invested companies and by discounting estimated future cash flows from stock using yield rate that reflects invested companies’ credit risks.

Changes in Level 3 instruments are as follows:

(In millions of won)	December 31, 2010			Net realized/unrealized gains included in			September 30, 2011
			Purchases, disposal and others	Profit or loss	Other comprehensive income	Transfer to other levels
Available-for-sale financial assets	(Won)	26,085	2,674	—	5,615	—	34,374

(f)	Capital Management

Management’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowing to equity ratio and other financial ratios are used by management to achieve optimal capital structure. Management also monitors the level of dividends to ordinary shareholders. Equity, defined by K-IFRS, is identical to the definition of capital, managed by management.

(In millions of won)
	September 30, 2011		December 31, 2010
Total liabilities	(Won)	14,149,214	12,287,323
Total equity		9,863,552	10,870,675
Cash and deposits in banks (*)		1,528,568	2,392,784
Borrowings		4,481,951	4,375,823
Liabilities to equity ratio		143%	113%
Net borrowing to equity ratio		30%	18%

(*)	Cash and deposits in banks consist of cash and cash equivalents and deposit in banks.

21

10.	Financial Liabilities

(a)	Financial liabilities as of September 30, 2011 and December 31, 2010 are as follows:

(In millions of won)
	2011		2010
Current
Short-term borrowings	(Won)	371,744	1,092,579
Current portion of long-term debt		575,168	812,577
Derivatives		18,959	956
Convertible bonds		88,548	—

	(Won)	1,054,419	1,906,112

Non-current
Won denominated borrowings	(Won)	17,774	19,143
Foreign currency denominated borrowings		1,026,165	738,692
Bonds		2,402,552	1,628,494
Convertible bonds		—	84,338

	(Won)	3,446,491	2,470,667

Above financial liabilities, except for convertible bonds which are designated as financial liabilities at fair value through profit or loss and derivative liabilities, are measured at amortized cost.

(b)	Short-term borrowings as of September 30, 2011 and December 31, 2010 are as follows:

(In millions of won, USD and JPY)
Lender	Annual interest rate as of September 30, 2011(*)	2011		2010
Korea Development Bank and others	LIBOR + 0.7~0.75	(Won)	294,913		12,139
Shinhan Bank and others	—		—		643,215
Bank of Tokyo-Mitsubishi UFJ	—		—		69,854
	3ML+1.0		76,831		69,854
Mizuho Bank	—		—		55,574
Bank of China	—		—		41,943
Woori Bank	—		—		200,000

Foreign currency equivalent		USD	250		—
		JPY	5,000	JPY	63,889

		(Won)	371,744		1,092,579

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

22

10.	Financial Liabilities, Continued

(c)	Local currency long-term debt as of September 30, 2011 and December 31, 2010 is as follows:

(In millions of won)
Lender	Annual interest rate as of September 30, 2011	2011		2010

Shinhan Bank	3-year Korean Treasury Bond rate less 1.25%	(Won)	13,161	16,008
Woori Bank	3-year Korean Treasury Bond rate less 1.25%		4,048	4,048
	2.75%		4,557	2,883

Less current portion of long-term debt			(3,992)	(3,796)

		(Won)	17,774	19,143

(d)	Foreign currency denominated long-term debt as of September 30, 2011 and December 31, 2010 is as follows:

(In millions of won, USD and JPY)
Lender	Annual interest rate as of September 30, 2011	2011		2010

The Export-Import Bank of Korea	6ML+0.69%	(Won)	41,283		51,251
	6ML+1.78%		58,975		56,945
Korea Development Bank	3ML+0.66~2.79%		464,984		271,212
Kookmin Bank and others	3ML+0.53~1.90%		583,852		455,560
	—		—		227,780
Sumitomo Bank Ltd.	3ML+1.80%		294,875		284,725

Foreign currency equivalent		USD	1,120	USD	1,085
		JPY	8,000	JPY	8,000

Less current portion of long-term debt			(417,804)		(608,781)

		(Won)	1,026,165		738,692

23

10.	Financial Liabilities, Continued

(e)	Details of the Company’s debentures issued and outstanding as of September 30, 2011 and December 31, 2010 are as follows:

(In millions of won, JPY and USD)
	Maturity	Annual interest rate as of September 30, 2011	2011		2010

Local currency debentures(*)
Publicly issued debentures	November 2012~ August 2016	4.32~ 5.89%	(Won)	2,000,000		1,100,000
Privately issued debentures	May 2011	—		—		200,000
Less discount on debentures				(6,288)		(3,699)
Less current portion of debentures				—		(200,000)

			(Won)	1,993,712		1,096,301

Foreign currency Debentures(*)
Floating-rate bonds	August 2012~ April 2013	3ML+1.80~ 2.40%	(Won)	566,486		538,323

Foreign currency equivalent			USD	350	USD	350
			JPY	10,000	JPY	10,000

Less discount on bonds				(4,274)		(6,130)
Current Portion of bonds				(153,372)		—

			(Won)	408,840		532,193

Financial liabilities at fair value through profit or loss
Foreign currency convertible bonds	April 2012	Zero coupon	(Won)	88,548		84,338

Foreign currency equivalent			USD	75	USD	74

Less current portion of convertible bonds				(88,548)		—

			(Won)	—		84,338

			(Won)	2,402,552		1,712,832

(*)	Principal of the debentures is to be repaid at maturity and interests are paid quarterly. The Company publicly issued debentures as follows:

(In millions of won)
Issue date	Maturity date	Interest rate	Face amount
February 28, 2011	February 28, 2016	4.95%	(Won)	300,000
April 12, 2011	April 12, 2014	4.42%		300,000
August 25, 2011	August 25, 2016	4.32%		300,000

24

10.	Financial Liabilities, Continued

(f)	Details of the convertible bonds are as follows:

Terms and Conditions

Issue date	April 18, 2007
Maturity date	April 18, 2012
Conversion period	April 19, 2008~April 3, 2012
Coupon interest rate	0%
Conversion price (in won) per share	(Won)47,892

The Company designated foreign currency denominated convertible bonds as financial liabilities at fair value through profits or loss and recognizes the convertible bonds at fair value with changes in fair value recognized in profit or loss.

The bonds will be repaid at 116.77% of the principal amount at maturity unless the bonds are converted. During the year ended December 31, 2010, put options attached to the convertible bonds amounting to USD484 million were exercised and the Company repaid USD531 million for the convertible bonds at 109.75% of the principal amount. Put options not exercised were expired.

The Company measured the convertible bonds at their fair value using the market quotes available at Bloomberg and it was assumed that the remaining convertible bonds will be repaid in full at maturity and they were reclassified as current liabilities.

The Company is entitled to exercise a call option after three years from the date of issue at the amount of the principal and interest, calculated at 3.125% of the annual yield to maturity, from the issue date to the repayment date. The call option can be exercised only when the market price of the common shares on each of 20 trading days in 30 consecutive trading days ending on the trading day immediately prior to the date upon which notice of such redemption is published exceeds at least 130% of the conversion price. In addition, in the event that at least 90% of the initial principal amount of the bonds has been redeemed, converted, or purchased and cancelled, the remaining bonds may also be redeemed, at the Company’s option, at the amount of the principal and interest (3.125% per annum) from the date of issue to the repayment date prior to their maturity.

Based on the terms and conditions of the bond, the conversion price was decreased from (Won)48,075 to (Won)47,892 per share due to the Company’s declaration of cash dividends of (Won)500 per share for the year ended December 31, 2010.

As of September 30, 2011 and December 31, 2010, the number of common shares to be issued if the outstanding convertible bonds are fully converted is as follows:

(In won and share)
	2011		2010
Convertible bonds (*)	(Won)	61,617,600,000	61,617,600,000
Conversion price	(Won)	47,892	48,075
Common shares to be issued		1,286,594	1,281,697

(*)	The exchange rate for the conversion is fixed at (Won)933.6 to USD1. The face value of the convertible bonds amounted to USD66 million as of September 30, 2011 and December 31, 2010.

25

10.	Financial Liabilities, Continued

(g)	Aggregate maturities of the Company’s financial liabilities as of September 30, 2011 are as follows:

(In millions of won)
Period	Local currency long-term debt		Foreign currency long-term debt	Debentures	Convertible bonds	Total

Within 1 year	(Won)	3,992	417,804	153,372	88,548	663,716
1~5 year		14,407	1,026,165	2,402,552	—	3,443,124
Thereafter		3,367	—	—	—	3,367

	(Won)	21,766	1,443,969	2,555,924	88,548	4,110,207

11.	The Nature of Expenses

The nature of expenses for the nine-month periods ended September 30, 2011 and 2010 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2011		2010	2011	2010
Changes in inventories	(Won)	459,292	(203,848)	(205,483)	(694,130)
Purchase of raw material and merchandise		3,064,027	3,851,630	9,680,185	10,747,312
Depreciation and amortization		885,139	729,440	2,465,964	1,955,896
Outsourcing fee		883,829	715,087	2,254,665	1,800,984
Labor costs		397,592	427,030	1,360,117	1,202,005
Supplies and others		176,345	247,686	689,737	675,823
Utility expense		143,511	124,739	382,977	316,855
Fees and commissions		90,046	87,015	256,272	236,493
Shipping costs		29,066	52,025	107,021	174,927
After-sale service expenses		11,736	83,608	38,303	168,169
Others		365,162	248,383	807,358	690,906

	(Won)	6,505,745	6,362,795	17,837,116	17,275,240

Total expenses consist of cost of sales, selling, administrative, research and development expenses and others (except foreign exchange difference).

For the nine-month period ended September 30, 2011, other income and other expenses contained exchange differences amounting to (Won)698,921 million and (Won)818,587 million, respectively (nine-month period ended September 30, 2010 : (Won)702,699 million and (Won)795,724 million, respectively).

The expenses for the nine-month period ended September 30, 2010 are reclassified to conform to the criteria of classification for the nine-month period ended September 30, 2011.

26

12.	Selling and Administrative Expenses

Details of selling and administrative expenses for the nine-month periods ended September 30, 2011 and 2010 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2011		2010	2011	2010
Salaries	(Won)	22,842	37,231	91,575	100,957
Expenses related to defined benefit plan		4,515	2,668	13,619	11,115
Other employee benefit		7,623	6,872	25,092	19,540
Shipping costs		22,032	29,893	74,823	115,098
Fees and commissions		35,677	40,700	87,672	106,259
Depreciation and amortization		46,735	31,206	127,617	93,759
Taxes and dues		893	324	2,124	1,884
Advertising		26,580	19,943	89,072	58,794
After-sale service expenses		11,736	83,608	38,303	168,169
Others		17,078	23,856	59,954	63,983

	(Won)	195,711	276,301	609,851	739,558

The expenses for the nine-month period ended September 30, 2010 are reclassified to conform to the criteria of classification for the nine-month period ended September 30, 2011.

27

13.	Other Income and Other Expenses

(a)	Details of other income for the nine-month periods ended September 30, 2011 and 2010 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2011		2010	2011	2010
Rental income	(Won)	938	718	2,855	2,728
Foreign currency gain		315,252	259,396	698,921	702,699
Gain on disposal of property, plant and equipment		122	73	585	1,260
Reversal of allowance for doubtful accounts for other receivables		61	—	62	18
Reversal of stock compensation cost		42	—	463	—
Commission earned		1,565	3,474	3,591	4,118
Others		—	64,774	—	20,252

	(Won)	317,980	328,435	706,477	731,075

(b)	Details of other expenses for the nine-month periods ended September 30, 2011 and 2010 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2011		2010	2011	2010
Other bad debt expense	(Won)	—	132	—	128
Foreign currency loss		437,921	334,047	818,587	795,724
Loss on disposal of property, plant and equipment		—	208	—	212
Others		127,884	—	109,252	70,514

	(Won)	565,805	334,387	927,839	866,578

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14.	Employee Benefits

The Company maintains a defined benefit plan that provides a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Company. The Company’s defined benefit plan, if legal requirements are satisfied, allows interim settlement upon the employee’s election. Subsequent to the interim settlement, service term used for severance payment calculation is remeasured from the settlement date.

(a)	Recognized liabilities for defined benefit obligations as of September 30, 2011 and December 31, 2010 are as follows:

(In millions of won)	2011		2010
Present value of partially funded defined benefit obligations	(Won)	433,970	360,231
Fair value of plan assets		(279,743)	(281,825)

	(Won)	154,227	78,406

(b)	Expenses recognized in profit and loss for the nine-month periods ended September 30, 2011 and 2010 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2011		2010	2011	2010
Current service cost	(Won)	26,759	21,939	80,277	65,818
Interest cost		4,746	3,678	14,238	11,033
Expected return on plan assets		(3,088)	(3,236)	(9,265)	(9,709)
Past service cost		—	—	—	12,778

	(Won)	28,417	22,381	85,250	79,920

(c)	Plan assets as of September 30, 2011 and December 31, 2010 are as follows:

(In millions of won)
	2011		2010
Deposits with financial institutions	(Won)	279,743	281,825

(d)	Actuarial gain and loss recognized in other comprehensive income for the nine-month periods ended September 30, 2011 and 2010 is as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2011		2010	2011	2010
Defined benefit plan actuarial gain or loss	(Won)	425	(26,456)	1,497	(26,450)
Income tax		(93)	5,490	(329)	5,490

Defined benefit plan actuarial gain or loss, net of income tax	(Won)	332	(20,966)	1,168	(20,960)

29

15.	Finance income and Finance costs

(a)	Finance income and costs recognized in profit and loss for the nine-month periods ended September 30, 2011 and 2010 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2011		2010	2011	2010
Finance income
Interest income	(Won)	11,656	23,151	40,469	78,137
Dividend income		—	33,043	42,620	78,191
Foreign currency gain		29,284	109,051	74,801	74,008
Gain on disposal of Investments		—	—	—	1,562
Gain on valuation of financial assets at fair value through profit or loss		71	207	—	207
Gain on valuation of financial liabilities at fair value through profit or loss		1,057	—	—	—

	(Won)	42,068	165,452	157,890	232,105

Finance costs
Interest expense		25,079	32,451	86,644	62,595
Foreign currency loss		214,692	33,059	142,745	87,458
Loss on valuation of financial assets at fair value through profit or loss		—	64	502	932
Loss on valuation of financial liabilities at fair value through profit or loss		—	211	1,204	2,055

Loss on redemption of debenture		—	—	—	4,138
Impairment loss on investments		41	—	19,031	—
Loss on sale of trade accounts and notes receivable		60	323	93	323

	(Won)	239,872	66,108	250,219	157,501

(b)	Finance income and costs recognized in other comprehensive income (loss) for the nine-month periods ended September 30, 2011 and 2010 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2011		2010	2011	2010
Gain on valuation of available-for-sale securities	(Won)	3,699	4,402	6,335	12,149
Tax effect		(814)	(969)	(1,394)	(2,673)

	(Won)	2,885	3,433	4,941	9,476

30

16.	Commitments

Factoring and securitization of accounts receivable

The Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD1,541 million ((Won)1,818,011 million) in connection with its export sales transactions. As of September 30, 2011, accounts and notes receivable amounting to USD250 million ((Won)294,913 million) were sold but are not past due.

In October 2006, LG Display America, Inc., LG Display Germany GmbH, LG Display Shanghai Co., Ltd. and others entered into a five-year accounts receivable selling program with Standard Chartered Bank on a revolving basis, of up to USD600 million ((Won)707,700 million). The Company joined this program in April 2007. For the nine-month period ended September 30, 2011, no accounts and notes receivable were sold under this program. The accounts receivable selling program expired in October 2011.

The Company has a credit facility agreement with Shinhan Bank pursuant to which the Company could negotiate its accounts receivables up to an aggregate of (Won)50,000 million in connection with its domestic sales transactions and as of September 30, 2011, accounts and notes receivable amounting to USD20 million ((Won)23,536 million) were sold but are not past due. In addition, the Company has agreement with Standard Chartered Bank for accounts receivable sales negotiating facilities of up to USD50 million ((Won)58,975 million) and as of September 30, 2011, accounts and notes receivable amounting to USD38 million ((Won)44,736 million) were sold to Standard Chartered Bank but are not past due. In connection with all the above contracts in this paragraph, the Company has sold its accounts receivable without recourse.

Letters of credit

As of September 30, 2011, the Company has agreements with Korea Exchange Bank in relation to the opening of letters of credit up to USD110 million ((Won)129,745 million), USD20 million ((Won)23,590 million) with China Construction Bank, USD80 million ((Won)94,360 million) with Shinhan Bank, JPY2,000 million ((Won)30,732 million) with Woori Bank, USD90 million ((Won)106,155 million) with Bank of China, USD20 million ((Won)23,590 million) with Hana Bank, and JPY25,456 million ((Won)391,154 million) and USD60 million ((Won) 70,770 million) with Sumitomo Mitsui Banking Corporation.

Payment guarantees

The Company receives payment guarantees amounting to USD8.5 million ((Won)10,026 million) and EUR215 million ((Won)344,290) from Royal Bank of Scotland and other various banks for a number of occasions including value added tax payments in Poland. As of September 30, 2011, the Company is providing a payment guarantee to a syndicate of banks including Kookmin Bank and Societe Generale in connection with a EUR32 million ((Won)51,736 million) term loan credit facility of LG Display Poland Sp. zo. o. In addition, the Company provides payment guarantees on the term loan credit facilities of LG Display America, Inc. and other subsidiaries with an aggregate amount of USD7 million ((Won)8,257 million) for principals and related interests. The Company provides payment guarantees on the accounts payable of L&T Display Technology (Xiamen) Limited with an amount of USD2 million ((Won)2,359 million).

License agreements

As of September 30, 2011, in relation to its TFT-LCD business, the Company has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

31

16.	Commitments, Continued

Long-term supply agreement

In connection with a long-term supply agreements, as of September 30, 2011, the Company’s advances received from customer amount to USD1,080 million ((Won)1,273,860 million) in aggregate. The advances received will offset against outstanding accounts receivable balance after a given period of time, as well as those arising from the supply of products thereafter. The Company received a payment guarantee amounting to USD200 million ((Won)235,900 million) from Industrial Bank of Korea relating to advances received.

Pledged Assets

Regarding the line of credit up to USD50 million ((Won)58,975 million), the Company provided with part of its OLED machinery as pledged assets to the Export-Import Bank of Korea.

17.	Contingencies

Patent infringement lawsuit against Chimei Innolux Corp. and others

On December 1, 2006, the Company filed a complaint in the United States District Court for the District of Delaware against Chimei Innolux Corp. (formerly, Chi Mei Optoelectronics Corp.) and AU Optronics Corp. claiming infringement of patents related to liquid crystal displays and the manufacturing processes for TFT-LCDs. Both AU Optronics Corp. and Chimei Innolux Corp. filed counter-claims against the Company claiming infringement of its patents. The Court bifurcated the Company’s trial against AU Optronics Corp., from the trial against Chimei Innolux Corp., holding the first trial against AU Optronics Corp. on June 2, 2009. On February 16, 2010, the Court found that four AU Optronics Corp. patents were valid and were infringed by the Company, and on April 30, 2010, the Court further found that the Company’s four patents were valid but were not infringed by AU Optronics Corp. In October and November 2010, the Company filed motions for reconsideration as to the Court’s findings. On September 20, 2011, the Company and AU Optronics Corp. filed a stipulation for dismissal of the Delaware case and amicably settled the claims and counterclaims between the Parties. As of October 31, 2011, the stay of the Chimei Innolux case is still in place. The Company is unable to predict the ultimate outcome of the Chimei Innolux case.

Anvik Corporation’s lawsuit for infringement of patent

On February 2, 2007, Anvik Corporation filed a patent infringement case against the Company, along with other LCD manufacturing companies in the United States District Court for the Southern District of New York, in connection with the usage of photo-masking equipment manufactured by Nikon Corporation. While there is no significant progress on this case in 2010, the Company is unable to predict the ultimate outcome of this case.

32

17.	Contingencies, Continued

Anti-trust investigations and litigations

In December 2006, the Company received notices of investigation by the Korea Fair Trade Commission, the Japan Fair Trade Commission, the U.S. Department of Justice, and the European Commission with respect to possible anti-competitive activities in the TFT-LCD industry. The Company subsequently received similar notices from the Canadian Bureau of Competition Policy, the Federal Competition Commission of Mexico, the Secretariat of Economic Law of Brazil and the Taiwan Fair Trade Commission.

In November 2008, the Company executed an agreement with the U.S. Department of Justice (“DOJ”) whereby the Company and its U.S. subsidiary, LG Display America, Inc. (“LGDUS”), pleaded guilty to a Sherman Antitrust Act violation and agreed to pay a single total fine of USD400 million. In December 2008, the U.S. District Court for the Northern District of California accepted the terms of the plea agreement and entered a judgment against the Company and LGDUS and ordered the payment of USD400 million according to the following schedule: USD20 million plus any accrued interest by June 15, 2009, and USD76 million plus any accrued interest by each of June 15, 2010, June 15, 2011, June 15, 2012, June 15, 2013 and December 15, 2013. The agreement resolved all federal criminal charges against the Company and LGDUS in the United States in connection with this matter.

On December 8, 2010, the European Commission (“the EC”) issued a decision finding that the Company engaged in anti-competitive activities in the LCD industry in violation of European competition laws and imposed a fine of EUR215 million. On February 23, 2011, the Company filed with the European Union General Court an application for partial annulment and reduction of the fine imposed by the EC. The European Union General Court has not ruled on the Company’s application.

In November 2009, the Taiwan Fair Trade Commission terminated its investigation without any finding of violations or levying of fines. Investigations by the Canadian Bureau of Competition Policy, the Korea Fair Trade Commission, the Federal Competition Commission of Mexico and the Secretariat of Economic Law of Brazil are ongoing. On August 8, 2011, the Korea Fair Trade Commission issued a Examination Report finding that the Company engaged in anti-competitive activities in violation of Korean fair trade laws. The Company submitted its reply on October 7, 2011, and a hearing was held on October 26, 2011. On October 28, 2011, the Korea Fair Trade Commission indicated it would impose a fine on the Company and other TFT-LCD manufacturers, but a final decision has not been issued.

Subsequent to the commencement of the DOJ investigation, a number of class action complaints were filed against the Company and other TFT-LCD panel manufacturers in the U.S. and Canada alleging violation of respective antitrust laws and related laws. The class action lawsuits in the U.S. were transferred to the Northern District of California for pretrial proceedings (“MDL Proceedings”). On March 28, 2010, the court certified the class action complaints filed by direct purchasers and indirect purchasers. In January 2011, 78 entities (including groups of affiliated entities) submitted requests for exclusion from the direct purchaser class. The time period for submitting requests for exclusion from the indirect purchaser class has not yet begun. In June 2011, the Company reached a settlement with the direct purchaser class, and the court issued preliminary approval of the settlement in October, 2011. Trial against the indirect purchaser plaintiff class is set to begin in April 2012.

33

17.	Contingencies, Continued

Similar claims were filed separately by ATS. Claim, LLC, (assignee of Ricoh Electronics, Inc.), AT&T Corp. and its affiliates, Motorola, Inc., Electrograph Technologies Corp. and their respective related entities, all of which have been transferred to the MDL Proceedings. In November 2010, ATS Claim, LLC dismissed its action as to the Company pursuant to a settlement agreement. In addition, in 2010, TracFone Wireless Inc., Best Buy Co., Inc. and its affiliates, Target Corp., Sears, Roebuck and Co., Kmart Corp., Old Comp Inc., Good Guys, Inc., RadioShack Corp., Newegg Inc., Costco Wholesale Corp., Sony Electronics, Inc., Sony Computer Entertainment America LLC, SB Liquidation Trust, and the trustee of the Circuit City Stores, Inc. Liquidation Trust, filed claims in the United States. In addition, in 2011, Office Depot, Inc. and T-Mobile U.S.A., Inc., Interbond Corp. of America (Brandsmart), Jaco Electronics, Inc., P.C. Richard & Son Long Island Corp., MARTA Cooperative of America, Inc., ABC Appliance (ABC Warehouse), Schultze Agency Services, LLC (Tweeter), Tech Data Corp. and its affiliate, and the AASI Creditor Liquidating Trust for All American Semiconductor Inc. filed similar claims. To the extent these claims were not filed in the MDL Proceedings, they have been transferred to the MDL Proceedings or motions have been made to transfer them to the MDL Proceedings.

In addition, in 2010 and 2011, the attorneys general of Arkansas, California, Florida, Illinois, Michigan, Mississippi, Missouri, New York, Oregon, South Carolina, Washington, West Virginia and Wisconsin filed similar complaints against the Company and other LCD producers.

In Canada, the Ontario Superior Court of Justice certified the class action complaints filed by the direct and indirect purchasers. The Company is pursuing an appeal of the decision as well as defending the on-going class actions in Quebec and British Columbia.

In February 2007, the Company and certain of its current and former officers and directors were named as defendants in a purported shareholder class action filed in the U.S. District Court for the Southern District of New York, alleging violation of the U.S. Securities Exchange Act of 1934. In May 2010, the Company reached an agreement in principle with the class plaintiffs to settle the action and the District Court granted final approval of the settlement on March 17, 2011.

While the Company continues its vigorous defense of the various pending proceedings described above, there is a possibility that one or more proceedings may result in an unfavorable outcome to the Company. The Company has established provisions with respect to certain of the contingencies. However, actual liability may be materially different from the provisions estimated by the Company.

18.	Capital and Reserves

(a)	Share capital

The Company is authorized to issue 500,000,000 shares of capital stock (par value (Won)5,000), and as of September 30, 2011 and December 31, 2010, the number of issued common shares is 357,815,700.

There have been no changes in the share capital for the nine-month period ended September 30, 2011.

(b)	Reserve

The reserve consists of the fair value reserve which comprises the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or impaired.

34

19.	Related Parties

(a)	Key management personnel compensation

Compensation costs of key management for the nine-month periods ended September 30, 2011 and 2010 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2011		2010	2011	2010
Short-term benefits	(Won)	219	574	1,153	1,709
Expenses related to defined benefit plan		65	122	331	298
Other long-term benefits		(319)	151	—	454

	(Won)	(35)	847	1,484	2,461

Key management refers to the registered directors who have significant control and responsibilities over the Company’s operations and business.

(b)	Significant transactions with related companies

Significant transactions which occurred in the normal course of business with related companies for the nine-month periods ended September 30, 2011 and 2010 are as follows:

(In millions of won)	Sales and other			Purchases and other
	2011		2010	2011	2010
Subsidiaries	(Won)	14,919,850	16,357,464	2,466,479	2,304,283
Joint ventures		559,832	887,203	1,174	27,605
Associates		5,306	6	1,155,796	1,171,554
LG Electronics		755,408	863,638	265,969	301,493
Other related parties		31	174,511	15,395	299,631

	(Won)	16,240,427	18,282,822	3,904,813	4,104,566

Account balances with related companies as of September 30, 2011 and December 31, 2010 are as follows:

(In millions of won)	Trade accounts and notes receivable and other			Trade accounts and notes payable and other
	2011		2010	2011	2010
Subsidiaries	(Won)	2,749,718	3,609,801	595,211	405,814
Joint ventures		216,799	145,093	155,785	478,009
Associates		2	—	461,184	243,357
LG Electronics		137,007	111,408	142,621	138,479
Other related parties		—	—	1,779	1,847

	(Won)	3,103,526	3,866,302	1,356,580	1,267,506

35

20.	Share-Based Payment

(a)	The terms and conditions of share-based payment arrangement as of September 30, 2011 are as follows:

Descriptions

Settlement method	Cash settlement
Type of arrangement	Stock appreciation rights (granted to senior executives)
Date of grant	April 7, 2005
Weighted-average exercise price (*1)	(Won)44,050
Number of rights granted	450,000
Number of rights forfeited (*2)	230,000
Number of rights cancelled (*3)	110,000
Number of rights outstanding	110,000
Exercise period	From April 8, 2008 to April 7, 2012
Remaining contractual life	0.5 years
Vesting conditions	Two years of service from the date of grant

(*1)	The exercise price at the grant date was (Won)44,260 per stock appreciation right (“SARs”). However, the exercise price was subsequently adjusted to (Won)44,050 due to additional issuance of common shares in 2005.
(*2)	SARs were forfeited in connection with senior executives who left the Company before meeting the vesting requirement.
(*3)	If the appreciation of the Company’s share price is equal or less than that of the Korea Composite Stock Price Index (“KOSPI”) over the three-year period following the grant date, only 50% of the outstanding SARs are exercisable. As the actual increase rate of the Company’s share price for the three-year period ending April 7, 2008 was less than that of the KOSPI for the same three-year period, 50% (110,000 shares) of then outstanding SARs were cancelled in 2008.

(b)	The changes in the number of SARs outstanding for the nine-month period ended September 30, 2011 are as follows:

(Number of shares)
2011

Balance at beginning of year	110,000
Forfeited or cancelled	—
Outstanding as of September 30, 2011	110,000
Exercisable as of September 30, 2011	110,000

36

20.	Share-Based Payment, Continued

(c)	The fair value of SARs was estimated using the Black-Scholes option-pricing model with the following assumptions:

	September 30, 2011		December 31, 2010

Risk free rate (*1)		3.49%		2.89%
Expected term (*2)		0.5 year		1.0 year
Expected volatility		53.00%		35.20%
Expected dividends (*3)		0%		0%
Fair value per share	(Won)	83	(Won)	4,296
Total carrying amount of liabilities (*4)	(Won)	9,152,977	(Won)	472,527,182

(*1)	Risk-free rates are interest rates of Korean government bonds.
(*2)	As of September 30, 2011, the remaining contractual life is 6 months and the expected term is determined as 0.5 year.
(*3)	The Company did not pay any dividends from 2000 through 2006 and accordingly, expected dividend used is 0% despite recent dividend yield was 1.6%, 2.2%, 1.3% and 1.3% in 2007, 2008, 2009 and 2010, respectively.
(*4)	As of September 30, 2011, the market price of the stock does not exceed the exercise price and accordingly, the intrinsic value of the share-based payments is zero.

(d)	The Company recognized reversal of stock compensation cost of (Won)463 million as other income for the nine-month period ended September 30, 2011.

37

21.	Income Taxes

(a)	Details of Income tax expense (benefit) for the nine-month periods ended September 30, 2011 and 2010 are as follows:

(In millions of won)	2011		2010
Current tax expense	(Won)	586	262,768
Deferred tax benefit		(192,664)	(45,629)

Income tax expense (benefit)	(Won)	(192,078)	217,139

(b)	The Company reassesses the carrying amount of deferred tax assets at the end of each reporting period and the amount of such deferred tax assets could be reduced when it is not probable that the estimates of future taxable income will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities as of September 30, 2011 and December 31, 2010 are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	2011		2010	2011	2010	2011	2010
Other accounts receivable, net	(Won)	—	—	(1,932)	(5,919)	(1,932)	(5,919)
Inventories, net		13,675	15,039	—	—	13,675	15,039
Available-for-sale financial assets		805	2,199	(198)	(6,983)	607	(4,784)
Defined benefit obligation		2,841	3,829	—	—	2,841	3,829
Derivative instruments		—	—	—	(2,008)	—	(2,008)
Accrued expense		63,925	78,396	—	—	63,925	78,396
Property, plant and equipment		45,751	40,685	—	—	45,751	40,685
Provisions		12,219	17,962	—	—	12,219	17,962
Gain or loss on foreign currency		2,171	81,075	(4,841)	(61,031)	(2,670)	20,044
Debentures		5,347	5,049	—	—	5,347	5,049
Others		7,120	15,783	—	—	7,120	15,783
Tax credit carryforwards		1,023,381	795,247	—	—	1,023,381	795,247

Deferred income tax assets(liabilities)	(Won)	1,177,235	1,055,264	(6,971)	(75,941)	1,170,264	979,323

Statutory tax rate applicable to the Company is 24.2% for the nine-month period ended September 30, 2011. Statutory tax rate applicable to the Company is 24.2% until 2011 and 22% thereafter.

38

22.	Earnings (loss) Per Share

(a)	Basic earnings (loss) per share for the nine-month periods ended September 30, 2011 and 2010 are as follows:

(In millions of won, except earnings per share and share information)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2011		2010	2011	2010
Profit (loss) attributable to owners of the Company	(Won)	(734,309)	175,284	(834,324)	1,305,635
Weighted-average number of common shares outstanding		357,815,700	357,815,700	357,815,700	357,815,700

Earnings (loss) per share	(Won)	(2,052)	490	(2,332)	3,649

There were no events or transactions that resulted in changes in the number of common shares used for calculating earnings (loss) per share.

(b)	There is no effect of dilutive potential ordinary shares due to net loss for the nine-month period ended September 30, 2011. Diluted earnings per share for the three-month and nine-month periods ended September 30, 2010 were as follows:

(In millions of won, except earnings per share and share information)	2010
	For the three-month period ended September 30		For the nine-month period ended September 30
Profit for the period	(Won)	175,284	1,305,635
Interest on convertible bond, net of tax		(3,564)	(18,452)
Adjusted income		171,720	1,287,183
Weighted-average number of common shares outstanding and common equivalent shares(*)		359,097,397	361,748,429

Diluted earnings per share	(Won)	478	3,558

39

22.	Earnings (loss) Per Share, Continued

(*)	Weighted-average number of common shares outstanding for the nine-month period ended September 30, 2010 is calculated as follows:

(In shares)	2010
	For the three-month period ended September 30	For the nine-month period ended September 30
Weighted-average number of common shares (basic)	357,815,700	357,815,700
Effect of conversion of convertible bonds	1,281,697	3,932,729

Weighted-average number of common shares (diluted)	359,097,397	361,748,429

(c)	The number of dilutive potential ordinary shares outstanding for the nine-month period ended September 30, 2010 is calculated as follows:

(Number of shares)	For the three-month period ended September 30	For the nine-month period ended September 30
	Convertible bonds	Convertible bonds	Convertible bonds
Common shares to be issued	1,281,697	1,281,697	9,399,113
Period	July 1, 2010~ September 30, 2010	January 1, 2010~ September 30, 2010	January 1, 2010~ March 19, 2010
Weight	92 days / 92 days	273 days / 273 days	77 days / 273 days
Weighted-average number of common shares to be issued	1,281,697	1,281,697	2,651,032

23.	Subsequent event

The Company publicly issued the following debentures after September 30, 2011:

(In millions of won)
Issue date	Maturity date	Interest rate	Face amount
October 14, 2011	October 14, 2014	4.24%	(Won)	140,000
October 14, 2011	October 14, 2016	4.51%		110,000

			(Won)	250,000

40

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: November 28, 2011	By: /s/ Heeyeon Kim
(Signature)
	Name:	Heeyeon Kim
	Title:	Head of IR/IR Department